Exhibit 99.3

Cameco

Energizing a clean-air world

2024 Management Proxy Circular

Notice of

Annual Meeting of Shareholders

May 9, 2024

About Cameco

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade uranium reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power.

At Cameco, we are guided by four key values that are at the core of everything we do:

 Safety and Environment

 People

 Integrity

  Excellence

As the foundation of our culture, these values, and their aligning value statements, define who we are as a company and provide a framework for how we behave as we work to achieve our purpose. We strive to create an environment at Cameco where our employees live our values every day.

We are proud to be one of Canada’s largest employers of Indigenous people and our land holdings, including exploration, span about 1.9 million acres, the majority near our existing operations in northern Saskatchewan.

Our head office is in Saskatoon, Saskatchewan, Canada and our common shares trade on the Toronto Stock Exchange (TSX) under the symbol CCO and the New York Stock Exchange (NYSE) under the symbol CCJ.

Learn more about Cameco in this management proxy circular, our most recent annual report, annual information form, and our environmental, social and governance (ESG) report. These documents are available on our website (cameco.com).

WHAT’S INSIDE

Message from the Chair of the Board and the CEO	1

Notice of our 2024 annual meeting of shareholders	4

Management proxy circular	5

Business of the meeting	6

Delivery of meeting materials	9

Voting	9

About the nominated directors	16

Director profiles	17

2023 Meeting attendance	25

Director compensation and share ownership	25

Governance at Cameco	29

About the board	30

Our corporate governance	45

Key governance policies and practices	45

How the board operates	45

Our expectations of directors	54

Stakeholder engagement	57

Other information	60

Executive compensation	62

Message from the Chair of the Human Resources and Compensation Committee	63

Compensation discussion and analysis	65

Our 2023 named executive officers	66

Compensation governance	67

Compensation decision-making process	70

Our approach to executive compensation	71

Compensation components	74

2023 Performance and compensation decisions	81

CEO compensation summary	91

2024 Compensation decisions	94

2023 Compensation details	95

Summary compensation table	95

Incentive plan awards	97

Equity compensation plan information	98

Pension benefits	100

Loans to executives	101

Termination and change of control	102

Additional information (including caution about forward-looking information)	106

Appendices	109

Message from the Chair of the Board and the President and CEO1

On behalf of the board of directors and management, we are pleased to invite you to Cameco’s annual meeting of shareholders on Thursday May 9, 2024. The meeting will begin at 8:30 a.m. (CST) virtually via live webcast.

The accompanying management proxy circular provides important information about the business of the meeting, the voting process, this year’s nominated directors, our corporate governance practices, our approach to executive compensation and our 2023 compensation decisions. Your vote is important so please remember to vote your shares.

2023 was a very exciting year for the nuclear power industry and for Cameco. We are optimistic about the opportunities for growth that lie ahead, with the acceleration of demand for clean, reliable, secure and affordable baseload electricity. The positive momentum is being driven by global scale factors that we expect to persist for years to come. Geopolitical tension, energy security and climate change concerns are highlighting the multiple benefits of nuclear energy.

Catherine Gignac Chair of the Board	Tim Gitzel President and CEO

There is a growing belief that there is no net zero without nuclear, which is supporting a durability of demand that, we believe, has not been previously seen.

Strategy and vision

The continued execution of its strategy has positioned Cameco to benefit from the favourable fundamentals for nuclear power and the products, services and technologies needed to fuel it. Cameco has done what it said it would do and the disciplined pursuit of our strategy was reflected in the company’s 2023 financial performance.

We are excited to have added a 49% interest in Westinghouse to Cameco’s portfolio of investments. With the closing of the transaction on November 7, 2023, we expect this strategic acquisition will be transformative and accretive to Cameco. Through the investment in Westinghouse we are enhancing Cameco’s ability to compete for more business by investing in additional nuclear fuel cycle assets that we expect will augment Cameco’s core business and offer more solutions to our customers across the nuclear fuel cycle. Like Cameco, Westinghouse has nuclear assets that are strategic, proven, licensed and permitted, and that are in geopolitically attractive jurisdictions. We expect these brownfield assets, like ours, will participate in the growing demand profile for nuclear energy.

During 2023, Cameco signed a number of supply agreements with new customers, including Ukraine’s state-owned nuclear energy utility. We are proud to expand our contributions to countries like Ukraine that are seeking to enhance their energy security and independence, while affirming their commitment to carbon-free nuclear power in achieving their climate goals.

We also received 20-year licence renewals from the Canadian Nuclear Safety Commission (CNSC) for McArthur River, Key Lake and Cameco Fuel Manufacturing and a 15-year licence renewal for Rabbit Lake. We believe that our commitment to protecting the health and safety of our employees, the public and the environment is reflected in the extended duration of the licences.

At Cigar Lake, we completed a prefeasibility study that demonstrated the economic feasibility of extracting 73.4 million pounds (100% basis) (40 million pounds our share) of indicated resources, allowing us to convert them to probable reserves and to begin the work necessary to extend the mine life to 2036. In 2024, we plan to undertake a study to evaluate the work, timelines and investment required to expand production at the McArthur River mine and the Key Lake mill to its annual licensed capacity of 25 million pounds (100% basis), which we expect will allow us to take advantage of the opportunity to further increase our tier-one production when the time is right.

Cameco’s board is strong and engaged. It believes the company has the right strategy to achieve its vision of energizing a clean-air world. The board works closely with management and at each meeting the strategy and its execution are reviewed and discussed to help ensure alignment with the objective of delivering long-term value to Cameco’s shareholders and other stakeholders. Cameco’s strong performance in 2023 was shaped by its strategic

[1]	This section contains forward-looking information. For additional information about forward-looking information, please see page 105.

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plan and the company executed on all strategic fronts: financial, operational and marketing. Please see Cameco’s 2023 MD&A, available on the company’s website, for more information about our 2023 performance.

Sustainability

From corporate strategy, day-to-day operations, and its approach to executive compensation, Cameco continued to integrate sustainability principles and practices into its business processes and activities, and remains committed to delivering its products responsibly.

As part of our low-carbon transition plan, we created tailored decarbonization pathways in 2023 for each site we operate to support the achievement of our 2030 greenhouse gas emission reduction targets. In addition to the climate change scenario analysis done for our northern Saskatchewan operations in 2022, we completed an analysis of our Ontario operations. We expect this work to help us better understand how changing climate conditions could impact our employees and our assets in the long term. See Cameco’s 2023 MD&A on the company’s website for a more detailed discussion of our ESG principles and practices.

We are proud of Cameco’s work in building strong and enduring relationships with its employees and Indigenous partner communities in northern Saskatchewan and Ontario. Cameco is one of the largest industrial employers of First Nations and Métis people in Canada, and we have dedicated teams for workforce development and community engagement. We also have a priority focus on digital learning.

Expanding training courses for Residents of Saskatchewan’s North (RSN) with online pre-employment training courses, temporary work placements and an updated apprenticeship program – supported by engagement with local communities – were among Cameco’s compensable targets for 2023. You can read about our community advancements in 2023 and other compensable sustainability targets in the short-term incentive (STI) scorecard beginning on page 84.

You can also read about Cameco’s sustainability principles and practices in our most recent ESG report, which is available on the Cameco’s website.

Community support

We believe that strong relationships with our communities are critical to Cameco’s sustainability and long-term success. Cameco leads and participates in community initiatives and projects to give back and make a difference across Saskatchewan and in Port Hope, Cobourg and Blind River Ontario, both through funding support, community initiatives and volunteering.

We focus on four pillars: youth, education and literacy, health and wellness, and community development. In December, Cameco announced more than $1.8 million in funding for numerous community organizations serving Saskatchewan. This includes more than $700,000 raised through the Cameco Employee Giving Campaign, which involves a matching donation from Cameco, resulting in donations to 165 charitable organizations. This overwhelming support for our communities is a testament to our corporate values and the dedication and support of our employees.

Sound governance

The board reviews Cameco’s governance practices annually and the board assessment process provides insight into how we can continually enhance governance at Cameco. The expertise and experience of our board and the diversity and mix of skills and backgrounds of Cameco’s directors brings tremendous value to oversight of management and our affairs and governance at Cameco generally.

This year, shareholders will elect eight directors to the board to serve for a term of one year. Chief Tammy Cook-Searson and Dominique Minière were appointed to the board effective September 1, 2023, and are standing for election for the first time.

Don Deranger and Jim Gowans are retiring from the board at the end our 2024 annual meeting as they have reached our term limit of 15 years for directors. Ian Bruce, former Chair of the Board, passed away in October 2023 after serving on Cameco’s board since 2012. Each of these directors contributed substantively to Cameco’s board during their tenure and their expertise, leadership and advice were deeply valued and will be missed.

Catherine Gignac was appointed Chair of the Board effective December 1, 2023, succeeding Ian Bruce. Catherine brings strong board leadership expertise and more than 30 years of experience in capital markets and the mining industry to the board. She will remain chair of the nominating, corporate governance and risk committee until the 2024 annual meeting and has served on the audit and finance and technical committees since she joined the board in 2014.

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Looking ahead

Cameco has been invested across the nuclear fuel cycle since its inception in 1988. During our 35-year history, we have grown to be one of the largest producers of uranium in the world, made possible through the rich resources in northern Saskatchewan. Cameco is being recognized as a global company, making a difference on a global scale, and for helping to provide something the world desperately needs: clean and secure baseload electricity. We are optimistic about Cameco’s role in supporting the transition to a net-zero economy and are encouraged by the renewed recognition of the critical role for nuclear power worldwide.

The senior leadership team has a wealth of experience and industry knowledge gained through long careers in the nuclear energy industry. We have confidence in both their ability, and the next generation of leaders’ ability, to continue to execute on the company’s strategy and achieve our vision. The team conducts itself with integrity and leads with a demonstrated commitment to safety, people and the environment.

We look forward to hosting you at our annual meeting on May 9, 2024. Thank you for your continued confidence in Cameco and please remember to vote your shares.

Sincerely,

Catherine Gignac	Tim Gitzel
Chair of the Board	President and Chief Executive Officer

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Notice of our 2024 annual meeting of shareholders

When

Thursday, May 9, 2024

8:30 a.m. CST

Via live webcast from Saskatoon, SK

https://web.lumiagm.com/436776211

password: cameco2024 (case sensitive)

Your vote is important

If you held Cameco common shares on March 11, 2024 (the record date), you are entitled to receive notice of and to vote at this meeting.

You can vote in advance or in real time at the meeting. We encourage shareholders to vote by proxy in advance of the meeting because it’s the easiest way to vote your shares.

See pages 9 through 15 of the attached management proxy circular for information about how to vote. To be valid, TSX Trust Company, our transfer agent, must receive your voting instructions before 8:30 a.m. CST on Tuesday, May 7, 2024 (the proxy deadline).

If you have any questions or need assistance voting, please contact Kingsdale Advisors at 1.888.518.1558 (toll-free in North America) or 1.437.561.4997 (text and call enabled outside North America) or by email at contactus@kingsdaleadvisors.com.

By order of the board of directors,

Sean Quinn
Senior Vice-President,
Chief Legal Officer and Corporate Secretary
Saskatoon, Saskatchewan

April 5, 2024

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Management proxy circular

You have received this circular because you owned Cameco common shares on March 11, 2024 (the record date). Management is soliciting your proxy for the 2024 annual meeting of shareholders, and we pay all proxy solicitation costs.

As a shareholder of record, you have the right to attend the annual meeting of shareholders on May 9, 2024, and to vote your shares. You can vote your shares in advance by proxy (see the voting instructions starting on page 10) or online during the live webcast. If you are unable to participate in the live webcast, you can also listen to the webcast on our website (cameco.com) following the meeting.

The board of directors approved the content of this circular on March 15, 2024 and has authorized us to distribute it to you. We have also sent a copy to each of our directors and to our auditors. We are using notice and access to deliver the meeting materials to shareholders. Shareholders who have elected to receive the meeting materials electronically will receive them by email according to their instructions.

The information in this circular is as of March 11, 2024, except where otherwise noted. All dollar amounts are in Canadian dollars, unless indicated otherwise.

Documents and websites referenced herein are not incorporated by reference into this circular unless the incorporation by reference is explicit. References to our website address in this circular are intended to be inactive textual references only.

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Business of the meeting

A quorum is required to hold the meeting and transact business. A quorum is met when at least two people attending the meeting hold, or represent by proxy, at least 25% of Cameco’s total issued and outstanding common shares.

Receive the financial statements

Our consolidated financial statements for the year ended December 31, 2023 and the auditor’s report will be received at the meeting.

You can download a copy of our 2023 annual report (which includes our consolidated financial statements for the year ended December 31, 2023 and management’s discussion and analysis (MD&A) and the auditors’ report) on our website (cameco.com/invest/financial-information). You will receive a paper copy of the annual report only if you requested one.

Elect the directors

The board recommends you vote for each nominated director. Under the Canada Business Corporations Act (CBCA) requirements for uncontested director elections, you can vote for or against each nominated director (see page 16). To be validly elected, directors will require a majority of the votes cast at the meeting for their election.

This year eight director nominees are standing for election to Cameco’s board to serve for a term of one year. All elected directors will hold office until the next annual meeting of shareholders or until their successors are elected or appointed. All are qualified and currently serve on the board:

Catherine Gignac Daniel Camus Tammy Cook-Searson	Tim Gitzel Kathryn (Kate) Jackson Don Kayne	Dominique Minière Leontine van Leeuwen-Atkins

You can read about each of this year’s nominees, including their 2023 voting results, in the director profiles starting on page 17. Note that Tammy Cook-Searson and Dominique Minière were appointed to the board in 2023 and are standing for election for the first time.

Reappoint the auditors

The board, on the recommendation of the audit and finance committee, proposes that KPMG LLP (KPMG) be reappointed as our auditors until the end of our next annual meeting. The board has invited a representative of KPMG to attend the annual meeting.

You can vote for reappointing KPMG and authorizing the directors to fix their remuneration, or you can withhold your vote.

Auditors reinforce the importance of a diligent and transparent financial reporting process and strengthen investor confidence in our financial reporting. KPMG provides Cameco with three types of services:

•

audit services generally relate to the audit and review of annual financial statements and notes, review of interim financial statements and notes, conducting the annual audits of affiliates, auditing our internal controls over financial reporting and providing other services that may be required by regulators. These may include services for registration statements, prospectuses, reports and other documents that are filed with securities regulators, or other documents issued for securities offerings.

•

audit-related services include advising on accounting matters, attest services not directly linked to the financial statements that are required by regulators and conducting audits of employee benefit plans.

•

tax services relate to tax compliance and tax advice that are beyond the scope of the annual audit. These include reviewing transfer-pricing documentation and correspondence with tax authorities, preparing corporate tax returns, and advice on international tax matters, tax implications of capital market transactions and capital tax.

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Reasons for reappointing KPMG as auditor

KPMG, or its predecessor firms, have been our auditors since Cameco was incorporated in 1988. Cameco operates in the nuclear fuel business, which is complex and, unlike other commodities or fuel products, uranium and fuel services are not traded in meaningful quantities on a commodity exchange. The majority of uranium and fuel services are bought under long-term contracts that are bilaterally negotiated between the end user and the supplier, and each contract is unique. The industry is dominated by state-owned entities and therefore tends to be opaque, with very little disclosure about the industry and how it operates. There are no other publicly traded companies whose operations span the scope of the nuclear fuel cycle that Cameco’s operations do. Simply changing audit firms to have shorter auditor tenure would have a significant impact, resulting in a lack of continuity in understanding the complexities of the nuclear fuel business that we believe would lead to a suboptimal audit outcome and a much more onerous audit process, which would not be in the best interests of Cameco or its shareholders.

KPMG regularly rotates its partners and staggers the rotation of the lead engagement partner and the local partner. This provides the continuity necessary to audit a complex business while helping ensure continued independence.

To help ensure KPMG’s independence, we also have a policy governing the hiring of current and former partners, principals, shareholders and professional employees of our auditor. The policy requires a Cameco department that wishes to hire such person to inform the CFO and chief legal officer of the proposed hiring, who will consider whether the hiring may compromise the independence of the auditor or any member of the audit engagement team. Prior to extending an offer of employment, Cameco consults with the lead audit engagement partner to confirm the conclusion that such employment will not impact the auditor’s independence. The policy also requires a cooling off period before members of the audit engagement team are hired into financial reporting oversight roles.

The audit and finance committee assesses the performance of the independent auditor every year and we believe that an annual assessment of our auditor ensures effective auditor engagement and best serves our needs. We also discuss auditor tenure during our shareholder engagement activities. Based on KPMG’s performance, the audit and finance committee believes that retaining KPMG for the fiscal year ending December 31, 2023 is in the best interest of Cameco and its shareholders

Auditor assessment

The audit and finance committee conducts an annual assessment of KPMG, which includes assessing the senior audit engagement team, reviewing the evaluation of the auditor’s activities completed by management and the committee members, and reviewing the auditor’s audit quality indicators. The committee also reviews the auditor’s independence annually.

The committee considered several factors, including the following as part of its assessment:

•  relevant industry expertise and geographical reach

•  an annual report from KPMG describing its internal quality control procedures and any material issues raised through internal and external reviews

•  the quality of communication with the audit and finance committee

•  the audit hours and appropriateness of fees

•  the quality and efficiency of the services provided, including external data on quality and performance

•  the performance, experience, and ongoing development of the audit team, including time spent by senior personnel on key risk areas.

The table below shows the fees paid to KPMG and its affiliates for services in 2022 and 2023.

	2023	% of total fees	2022	% of total fees

Audit fees Cameco[1] Subsidiaries[2] Total audit fees	$2,436,700 $135,600 $2,572,300	88.7 4.9 93.6	$2,389,200 $136,800 $2,526,000	82.8 4.7 87.5

1.  Amounts billed for the audit of Cameco’s annual consolidated financial statements and the review of interim financial statements.

2.  Amounts billed for the audit of Cameco’s subsidiary financial statements.

3.  Translation services in 2022 relate to the French translation of the 2021 financial statements and MD&A, 2022 Q2 interim financial statements and MD&A, and certain sections of the September 2022 base shelf prospectus. No invoices were issued in 2023 for translation services.

Audit-related fees Translation services[3] Pensions Total audit-related fees	$0 $31,600 $31,600	0.0 1.2 1.2	$137,500 $30,000 $167,500	4.8 1.0 5.8
Tax fees Compliance Planning and advice[4] Total tax fees	$5,600 $136,100 $141,700	0.2 5.0 5.2	$5,100 $117,700 $122,800	0.2 4.1 4.3

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	2023	% of total fees	2022	% of total fees
All other fees Other non-audit fees[5]	$0	0.0	$69,500	2.4	4. Amounts bill for professional tax services related to various matters and general tax advisory services. 5. Amounts billed for Cameco’s I-4 membership. No invoices were issued in 2023.
Total fees	$2,745,600	$100%	$2,885,800	$100%

The audit and finance committee pre-approves both audit and non-audit services performed by the independent registered public accounting firm, and our audit and finance committee pre-approved these services in 2023 and 2022.

At our 2023 annual meeting, 46,305,842 votes (81.09%) were for the appointment of KPMG LLP as our auditors and 10,798,172 votes (18.91%) were withheld).

Advisory vote on executive compensation (“say on pay”)

The board is recommending that you vote in favour of our approach to executive compensation. Please take some time to read about our compensation strategy, our compensation program, how we assess performance and how the board makes compensation-related decisions. You can find a full discussion about executive compensation at Cameco starting on page 64.

The board believes this non-binding advisory vote gives shareholders a timely and effective way to give input to the board and the human resources and compensation committee on this important matter.

You can vote for or against our approach to executive compensation by voting on the following resolution:

Be it resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors for executive compensation, the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2024 annual meeting of shareholders.

Last year 54,474,089 votes (95.39%) of the votes were for our approach to executive compensation and 2,629,924 (4.61%) were against.

Other business

We did not receive any shareholder proposals for this meeting and are not aware of any other items of business to be considered at the meeting. If other items of business are properly brought before the meeting, you (or your proxyholder) can vote as you deem appropriate.

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Delivery of meeting materials

We are using notice and access to deliver the meeting materials to shareholders. This means that Cameco will post the meeting materials online for shareholders to access electronically. You will receive a package in the mail with a notification explaining how to access the meeting materials electronically and how to request a paper copy at no charge. Your package will include a proxy form or a voting instruction form so you can vote your shares. Shareholders who have previously elected to receive the meeting materials electronically will receive them by email according to their instructions.

Notice and access and electronic delivery are efficient, environmentally friendly and cost-effective ways to distribute our meeting materials because they reduce printing, paper and postage costs.

You can access the meeting materials on our website at cameco.com/invest/2024-annual-meeting and on SEDAR+ (sedarplus.com). Shareholders are encouraged to read the meeting materials in their entirety before voting.

How to request a paper copy

Please call 1-888-433-6443 (toll free) or 1-416-682-3801 outside Canada and the United States, or send an email to: tsxt-fulfilment@tmx.com.

Before the meeting

Starting on April 5, 2024, shareholders can request a free paper copy of the meeting materials. To receive the paper copy in advance of the proxy deadline and meeting date, make your request right away and no later than 4 p.m. (Saskatoon time) on April 25, 2024.

Please keep the original proxy form or voting instruction form sent to you so you can vote your shares. If you request a paper copy of the meeting materials, it will not come with a new form.

After the meeting

If you would like to receive a paper copy of the meeting materials after the meeting, you can make your request up to one year from the date the meeting materials are filed on SEDAR+ (sedarplus.com).

If you have questions about notice and access, please call our transfer agent, TSX Trust Company, toll free at 1-800-387-0825.

Voting

Who can vote

Cameco has common shares and one class B share, but only holders of our common shares have full voting rights. If you held common shares at the close of business on March 11, 2024, you or the person you appoint as your proxyholder can attend the virtual annual meeting and vote your shares.

Each Cameco common share you own is entitled to one vote, except where ownership and voting restrictions apply. As of March 11, 2024, we had 434,205,752 common shares issued and outstanding.

Principal holders of common shares

Based on Schedule 13G filings made with the U.S. Securities and Exchange Commission (SEC), we had two principal holders of common shares as of December 31, 2023:

•	FMR LLC of Boston, MA held 31,121,208 common shares (including its subsidiaries), or approximately 7.173% of our total common shares outstanding

•	BlackRock, Inc. of New York, NY held 25,689,755 common shares (including its subsidiaries), or approximately 5.9% of our total common shares outstanding.

Management, to the best of its knowledge, is not aware of any other shareholder holding 5% or more of our common shares as of March 11, 2024.

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Our class B share

The Province of Saskatchewan holds our one class B share (100% of our class B shares). This entitles the Province to receive notices of and attend all meetings of shareholders, for any class or series. The class B shareholder can only vote at a meeting of class B shareholders, and votes as a separate class if there is a proposal to:

(a)

amend Part 1 of Schedule B of the articles, which states that: Cameco’s registered office and head office operations must be in Saskatchewan, the executive officers and generally all of the senior officers (vice-presidents and above) must live in Saskatchewan, and all annual meetings of shareholders must be held in Saskatchewan,

(b)	amend the articles in a way that would change the rights of class B shareholders, or

(c)	amalgamate, if the amalgamation would require an amendment to Part 1 of Schedule B of the articles.

Ownership and voting restrictions

Restrictions on owning, controlling and voting Cameco common shares are set out in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) and our company articles. See Appendix A on page 108 for the definitions in the ENL Reorganization Act, including definitions of resident and non-resident. Ownership restrictions for non-residents were put in place so that Cameco would remain Canadian controlled.

The following is a summary of the limitations listed in our company articles:

Residents – A Canadian resident, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 25% of the total votes that can be cast to elect directors.

Non-residents – A non-resident of Canada, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 15% of the total votes that can be cast to elect directors.

Voting restrictions – All votes cast at the meeting by non-residents, either beneficially or controlled directly or indirectly, will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total shareholder votes cast at the meeting.

Residency declarations

Shareholders are required to declare their residency, ownership of Cameco shares, and other factors relating to the restrictions, so we can verify compliance with the ownership of and voting restrictions on our shares. Nominees, brokers, and other intermediaries such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of non-registered shareholders need to make the declaration on their behalf.

If you own the shares in your name, you will need to complete the residency declaration online during the live webcast. If you use the proxy form and we do not receive your residency declaration, we may consider you to be a non-resident of Canada.

The chair of the meeting may ask shareholders and their proxyholders for additional information to verify compliance with our ownership and voting restrictions. The chair of the meeting will use the declarations and other information to determine compliance with our ownership restrictions.

Enforcement of ownership and voting restrictions

The company’s articles allow us to enforce the ownership and voting restrictions by suspending voting rights, forfeiting dividends, prohibiting the issue and transfer of Cameco shares, requiring the sale or disposition of Cameco shares, and suspending all other shareholder rights.

How to vote

You can vote your shares in advance or vote in real time at the meeting online via webcast.

Voting by proxy

Voting by proxy is the easiest way to vote. This means you appoint another person (called a proxyholder) to attend the meeting and vote on your behalf.

Tim Gitzel, president and chief executive officer (CEO) of Cameco, or in his absence Sean Quinn, senior vice-president, chief legal officer and corporate secretary of Cameco (the Cameco proxyholders), have agreed to act as

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proxyholder to vote your shares for you at the meeting according to your instructions and are the proxyholders named in your proxy form or voting instruction form. You have the right to appoint someone other than the Cameco proxyholders to represent you at the meeting (the person you appoint does not need to be a Cameco shareholder).

If you vote in advance and do not appoint another person as your proxyholder, one of the Cameco proxyholders will be your proxyholder.

If you appoint the Cameco proxyholders but do not tell them how you want to vote your shares, your shares will be voted:

•	for electing each nominated director listed in this management proxy circular

•	for reappointing KPMG LLP as auditors and authorize the directors to fix their remuneration

•	for the advisory vote on our approach to executive compensation.

All properly executed written proxies, and properly completed proxies submitted by telephone or internet, delivered in accordance with this solicitation, are required to be voted at the meeting consistent with the directions provided in the proxy unless the proxy is revoked as set out on page 13.

If you wish to appoint another person as your proxyholder, carefully follow the instructions set out on the following pages.

If you are a registered shareholder, we mail the notification directly to you and your package includes a proxy form. We distribute the notification to intermediaries to forward to our non-registered shareholders. For most non-registered shareholders, your package is sent by Broadridge and includes a voting instruction form. We pay the cost of proxy solicitation for all registered and non-registered shareholders (including objecting and non-objecting non-registered shareholders).

Make sure you allow enough time for your instructions to reach our transfer agent if you are sending your completed proxy form or voting instruction form by mail (which is typically will be at least 24 hours prior to the proxy deadline). To be valid, TSX Trust Company, our transfer agent, must receive your voting instructions before 8:30 a.m. CST on Tuesday, May 7, 2024 (the proxy deadline).

If you are a non-registered (beneficial) shareholder, submit your voting instructions right away to allow enough time for your intermediary to receive the information and act on your instructions before the deadline specified in your voting instruction form. If you wish to attend the virtual meeting and vote and ask questions at the meeting, you must appoint yourself as proxyholder.

2024 MANAGEMENT PROXY CIRCULAR 11

	NON-REGISTERED (BENEFICIAL) SHAREHOLDERS	REGISTERED SHAREHOLDERS

The voting process is different depending on whether you are a registered or non-registered shareholder, and whether you vote in advance or online during the meeting.	You are a non-registered (beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder. Many of our shareholders are non-registered shareholders.	You are a registered shareholder if your name appears on your share certificate.

Vote your shares in advance Make sure your voting instruction form or proxy form is duly completed, signed and dated.

Follow the instructions on your voting instruction form and then submit your voting instructions using one of the following methods:

¡ Online: Go to www.proxyvote.com and vote using the unique 16-digit control number located on your voting information form.

¡ Phone: Call 1-800-474-7493 (English) or 1-800-474-7501 (French).

¡ Mail: Mail your completed voting instruction form using the envelope provided.

Submit your voting instructions before the time specified on your voting information form. Be sure to allow enough time for your voting instructions to be received by your intermediary (which will be at least 24 hours prior to the proxy deadline).

Follow the instructions on your proxy form and send your voting instructions using one of the following methods:

¡ Online: Go to www.meeting-vote.com and vote using the control number located on your proxy form.

¡ Email: Send a scanned copy of both sides of your completed proxy form to proxyvote@tmx.com.

¡ Fax: Fax both sides of your completed proxy form to 1-416-595-9593.

¡ Mail: Mail your completed proxy form using the envelope provided.

To be valid, your proxy form must be received by our transfer agent before the proxy deadline.

Vote online during the meeting

If you wish to attend the meeting and vote your shares in real time through the webcast, you will need to appoint yourself as proxyholder and register with our transfer agent. Carefully follow the instructions below. You must complete each of the steps below to attend the meeting and vote your shares in real time at the meeting online.

¡ Step 1: To appoint yourself as your proxyholder you may either:

¡ Go to www.proxyvote.com and enter the control number listed on your voting instruction form. Go to the voting site and insert your name in the “Change Appointee” section. Follow all other instructions provided by your nominee.

¡ Insert your name as proxy holder in the space provided on your voting instruction form and sign, date the form and mail it in the envelope provided or as otherwise instructed by your intermediary. Do not complete the voting instructions as you will vote in real time at the meeting.

You must provide your instructions before the time specified on your voting information form, which will be at least 24 hours prior to the proxy deadline.

¡ Step 2: Then register yourself with our transfer agent to receive your 13-digit control number using one of the following methods. You will need the control number to access and vote at the meeting.

¡ Go online to TSX’s website at
www.tsxtrust.com/control-number-request, to complete and submit the electronic form.

Your registration must be complete before the proxy deadline.

¡ Step 3: Once you have appointed yourself as proxyholder and received a control number, follow these instructions on the day of the meeting to access and vote at the meeting online:

¡ Log in to the meeting at
https://web.lumiagm.com/436776211.

¡ Click “I have a control number” and enter the 13-digit control number you received from our transfer agent.

¡ Enter the password cameco2024 (case sensitive).

¡ Follow the instructions to vote your shares when prompted.

If you wish to attend and vote at the meeting online, you must follow these instructions on the day of the meeting:

¡ Log in to the meeting at https://web.lumiagm.com/436776211.

¡ Click “I have a control number” and enter the 13-digit control number from your proxy form.

¡ Enter the password cameco2024 (case sensitive).

¡ Follow the instructions to vote your shares when prompted.

Log in at least 15 minutes prior to the start of the meeting. Be sure to stay connected for the duration of the meeting.

If you want to appoint someone else to vote your shares for you

If you want to appoint someone else (other than the Cameco proxyholders) to be your proxyholder, to attend the meeting and vote your shares according to your instructions, follow the three steps below.

¡ Step 1: Enter the name of the person you are appointing in the space provided on your proxy form and submit your form using one of the methods indicated above.

This step must be completed by at least 24 hours prior to the proxy deadline.

¡ Step 2: Then register the name of the person you are appointing with our transfer agent using one of the following methods to receive their 13-digit control number. Your proxyholder will need the control number to access and vote at the meeting.

¡ Go online to TSX’s website at
www.tsxtrust.com/control-number-request, to complete and submit the electronic form.

Your proxyholder’s registration must be completed prior to the proxy deadline.

¡ Step 3: Once you have appointed your proxyholder and they have received a control number from our transfer agent, your proxyholder must follow these instructions on

12 CAMECO CORPORATION

	NON-REGISTERED (BENEFICIAL) SHAREHOLDERS	REGISTERED SHAREHOLDERS

Continued ... Vote online during the meeting

Log in at least 15 minutes prior to the start of the meeting. Be sure to stay connected for the duration of the meeting.

If you hold shares in more than one account, be sure to appoint yourself as proxyholder for all accounts at the same time so that you will only require one control number.

If you do not appoint yourself as your proxyholder, you may still attend the meeting online, but only as a guest. Guests cannot vote or ask questions.

If you want to appoint someone else to vote your shares for you

If you want to appoint someone else to be your proxyholder, to attend the meeting and vote your shares according to your instructions, follow the three steps above and enter that person’s name as your proxyholder in Step 1. In Step 2, be sure to register them in order to receive the 13-digit control number to access the meeting. Then they can follow the details in Step 3 to log in to the meeting online and vote your shares for you.

Your intermediary must receive your instructions by the time specified on your voting information form, which will be at least 24 hours prior to the proxy deadline. You will also need to complete your proxyholder’s registration before the proxy deadline.

If you appoint someone else as your proxyholder, you may still attend the meeting but only as a guest.

By completing Steps 1 and 2, the proxyholder will have the choice of whether to attend and vote at the meeting online.

the day of the meeting to access and vote at the meeting:

¡ Log in to the meeting at
https://web.lumiagm.com/436776211.

¡ Click “I have a control number” and enter the 13-digit control number they received from our transfer agent.

¡ Enter the password cameco2024 (case sensitive).

¡ Follow the instructions to vote when prompted.

Your proxyholder should log in at least 15 minutes prior to the start of the meeting. Be sure to remind them to stay connected for the duration of the meeting.

If you appoint someone else as your proxyholder, you may still attend the meeting online, but only as a guest.

By completing Steps 1 and 2, the proxyholder will have the choice of whether to attend and vote at the meeting online.

You can revoke your proxy or voting instructions if you change your mind

Any new instructions will only take effect if they are received by TSX Trust Company before 8:30 a.m. CST on Tuesday, May 7, 2024 or 48 hours, excluding weekends and holidays, before the meeting is reconvened if the meeting is postponed or adjourned.

Contact your nominee if you need help providing new voting instructions, if you want to revoke your voting instructions (without giving new instructions) or if you want to vote at the meeting instead.

If you voted online in advance and you wish to change your voting instructions, you can re-enter your vote using the control number on your proxy form. Follow the instructions on your proxy form and use any of the methods listed above.

You can also revoke your proxy without providing new voting instructions by:

¡ sending a notice in writing to the corporate secretary at Cameco, at 2121 - 11th Street West, Saskatoon, Saskatchewan S7M 1J3, so it is received by 5 p.m. CST on Wednesday, May 8, 2024, the last business day before the meeting

¡ giving a notice in writing to the chair of the meeting before the start of the meeting

¡ giving notice in any other manner permitted by law.

The notice can be from you, or your attorney if they have your written authorization. If your shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

Note that if you attend the meeting online and vote your shares on any matter you will be deemed to have revoked any prior proxy or voting instruction for all matters.

Attending the live webcast of the meeting as a guest

Guests can log in to attend the meeting, but they will not be able vote or ask questions. Guests can log in at least 15 minutes prior to the start of the meeting:

¡ Log in at https://web.lumiagm.com/436776211.

¡ Click “Guest” and complete the requested information. Then wait to be redirected to the meeting.

Cameco and Kingsdale may use the Broadridge QuickVoteTM service to assist non-registered shareholders with voting their shares directly over the telephone. The QuickVoteTM system is intended to assist shareholders in placing their votes, however, there is no obligation for any shareholders to vote using the QuickVoteTM system, and shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this circular. Any voting instructions provided by a shareholder will be recorded and such shareholder will receive a letter from Broadridge (on behalf of the shareholder’s Intermediary) as confirmation that their voting instructions have been accepted.

2024 MANAGEMENT PROXY CIRCULAR 13

How to join the meeting

In order to facilitate broader shareholder participation at the meeting, this year we are holding a virtual meeting. If you are a registered shareholder or a duly appointed proxyholder (including non-registered shareholders who have duly appointed themselves as proxyholder), you will be able to attend the meeting online, vote your shares and submit questions prior to the start of the meeting or during the meeting.

If you are a non-registered shareholder and do not appoint yourself as proxyholder, you may attend the meeting online as a guest, but if you do so you will not be able to vote or ask questions.

Things to note

•	Your computer, tablet or mobile phone must be able to connect to the internet.

•	You will need the latest version of Chrome, Safari, Edge or Firefox with the most up-to-date software plugins.

•	Go to https://www.lumiglobal.com/faq to check your system’s compatibility and for additional information.

•	Have your 13-digit control number ready.

•	The meeting password is cameco2024 (case sensitive).

Log in at least 15 minutes prior to the start of the meeting. Be sure to stay connected to the internet at all times in order to vote when the balloting begins. It is your responsibility to make sure you stay connected to the internet for the duration of the meeting.

If you lose connectivity once the meeting has started, there may not be sufficient time to resolve your issue before the balloting begins. Even if you plan to attend the meeting, you should consider voting your shares in advance so that your vote will be counted in case you decide later not to attend the meeting or if you experience technical difficulties and are unable to vote in real time.

Voting at the meeting can only be done by accessing the live webcast through the meeting portal. If Cameco shareholders (or their proxyholders) encounter any difficulties accessing the meeting during the log-in process, they can attend the meeting by clicking “Guest” and completing the online form. The virtual platform is fully supported across Internet browsers and devices (desktops, laptops, tablets and smartphones) running the most up-to-date version of applicable software and plugins. Cameco shareholders (or their proxyholders) should ensure that they have a strong Internet connection if they plan to attend and/or participate in the meeting. Meeting participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting. You can access technical support at: support-ca@lumiglobal.com.

Asking questions

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholders) can ask questions relating to the business of the meeting. It is anticipated that registered shareholders and duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholders) will have substantially the same opportunity to ask questions on matters of business before the meeting as in past years when the annual shareholders meeting was held in person or in a hybrid format. We are holding a virtual meeting this year to facilitate broad shareholder participation which furthers our commitment to shareholder engagement by enabling more shareholders to participate compared to an in-person meeting at our head office in Saskatoon, Saskatchewan.

Questions from registered shareholders and duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholders) that do not relate to the formal business of the meeting will be addressed after the formal business has been conducted. Questions directly related to a particular motion will be addressed once that motion has been introduced and general questions will be addressed after the formal business has been completed. We will only answer questions of interest to all shareholders during the meeting. Questions that are: irrelevant to the business and affairs of Cameco or the business of the meeting; related to material non-public information of Cameco; related to personal grievances or in furtherance of personal interests; derogatory or otherwise in bad taste; repetitive of those made by another shareholder or duly appointed proxyholder; or out of order or not otherwise appropriate, will not be accepted, all as determined by the chair of the meeting. It is possible that time constraints will render us unable to respond to all questions during the meeting. To ensure fairness for all attendees, the chair of the meeting will determine the amount of time allocated to each question and will have the right to limit or consolidate questions.

14 CAMECO CORPORATION

Other important things to know

If for any reason a nominated director becomes unable to serve, your proxyholder has the right to vote for another nominated director at their discretion.

If there are amendments or other items of business that properly come before the meeting, your proxyholder can vote on each matter as your proxyholder sees fit, as permitted by law, whether or not it is a routine matter, an amendment or contested item of business.

The chair of the meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice but is under no obligation to do so.

If the meeting is postponed or adjourned, the deadline for TSX Trust Company to receive your voting instructions will be extended to 48 hours (excluding Saturdays, Sundays and statutory holidays) before the meeting is reconvened for your new voting instructions to be valid. If you are revoking your proxy without giving new voting instructions, the corporate secretary must receive the notice by 5 p.m. CST on the day before the meeting is reconvened or you must give notice to the chair of the meeting before the start of the reconvened meeting.

Beneficial shareholders are asked to consider signing up for electronic delivery (E-delivery) of the meeting materials. E-delivery is a convenient way to distribute meeting materials more efficiently and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy. Go to www.proxyvote.com and sign in with your control number, vote for the resolutions at the meeting. Following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Once you register for e-delivery, going forward you will receive your meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

If you have any questions or need assistance voting, please contact Kingsdale Advisors at 1.888.518.1558 (toll-free within North America) or 1.437.561.4997 (text and call enabled outside North America) or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT PROXY CIRCULAR 15

About the nominated directors

Our board of directors is responsible for overseeing the management of our business and affairs. This year the board has nominated eight directors. All nominated directors currently serve on the board and have agreed to stand for election. See Nomination process on page 31 for more information.

Board composition

This year’s nominated directors have been selected based on several factors, including competencies and qualifications, experience, knowledge and other core attributes we require of directors. When assessing board composition, the nominating, corporate governance and risk committee considers tenure, diversity, independence and the collective expertise of the board members on a broad range of issues the board faces when overseeing our business and affairs.

Tammy Cook-Searson and Dominique Minière were appointed to the board effective September 1, 2023 and are standing for election for the first time. Ian Bruce, our previous Chair of the Board, passed away on October 15, 2023. Don Deranger and Jim Gowans are retiring from the board at the end of our 2024 annual meeting as they have reached our term limit of 15 years for directors (see page 30).

Independence

Six of our eight nominated directors (75%) are independent. Two directors are considered not independent: Tim Gitzel, president and CEO and an executive officer of Cameco and Tammy Cook-Searson, Chief of the Lac La Ronge Indian Band and President of Kitsaki Management Limited Partnership, the entity that manages the Band’s economic development activities, including businesses that receive payments from Cameco.

Majority voting

Our majority voting policy that was in place since 2006 was repealed in 2023 as it is no longer needed as a result of amendments to the CBCA. The new statutory voting requirement for uncontested director elections under the CBCA allows shareholders to vote for or against a director nominee, rather than for or withhold as was the case previously. A nominee must receive a majority of for votes to be elected to the board. If a nominated director does not receive a majority of votes cast in favour of their election, they will not be elected. The seat will remain open or, if the nominee is an incumbent, they may continue in office for 90 days following the vote or until a successor is appointed or elected, whichever is earlier.

Director profiles

The following profiles of each nominated director include their background, key skills and experience, other public company directorships as well as details about their 2023 meeting attendance, share ownership and voting results at our 2023 annual meeting of shareholders. We report each director’s shareholdings and their total value, including the Cameco shares they own or exercise control or direction over. Value is based on the year-end closing price of Cameco shares on the Toronto Stock Exchange (TSX) ($57.13 for 2023 and $30.69 for 2022). For a summary of the skills and experience of each nominee, see our competency matrix on page 33.

16 CAMECO CORPORATION

Catherine Gignac Chair of the Board

Age: 62

Mississauga, ON

Canadian

Director since 2014

Independent

Key skills and experience

•	Governance

•	Risk governance

•	Financial leadership, accounting and audit

•	Investor relations

•	Mining operations and exploration

Catherine’s extensive career as a mining equity research analyst and geologist, and experience in project value analysis and mergers and acquisitions, contribute to the skills of Cameco’s board. She serves as chair of Cameco’s board and of our nominating, corporate governance and risk committee and is a member of all of the board committees.

Catherine Gignac is a corporate director. She has more than 30 years of experience in capital markets and the mining industry and has held senior positions as a mining equity research analyst with leading global brokerage firms and independent boutiques. She has extensive experience in project value and investment analysis, and spent her early working years as a geologist.

Catherine received a bachelor of science degree in geology (honours) from McMaster University. She is a member of the Institute of Corporate Directors, the Canadian Institute of Mining & Metallurgy, and the Prospectors and Developers Association of Canada (PDAC). She is a past chair of the board of Women in Mining Canada where she served from 2018 to 2021 and served as a member of the Canadian Securities Administrators’ mining technical advisory and monitoring committee (CSA MTAMC) until October 2020. She holds the ICD.D designation from the Institute of Corporate Directors.

Catherine has served as chair of the nominating, corporate governance and risk committee since 2021 and has served on the audit and finance committee and technical committee (formerly reserves oversight) for her entire tenure. She was chair of the technical committee from 2015 to 2021. She has served on the audit, compensation, nominating and sustainability committees of other public-company boards and she was the chair of the board of Corvus Gold Inc from 2014 to 2019.

	2023 Attendance

Board and committee membership	Number of meetings	Overall

Board chair*	8 of 8	100%
Audit and finance	5 of 5	100%
Nominating, corporate governance and risk (chair)	4 of 4	100%
Technical	3 of 3	100%
* As board chair since December 1, 2023, Catherine is a member of all committees. Her attendance at the committees listed above are for her committee service between January 1 and November 30, 2023.

Other public company boards in past five years

OceanaGold Corporation* (TSX)	2019 to present

Corvus Gold Inc. (TSX)	2013 to 2019
* Catherine will be leaving the OceanaGold Corporation board of directors as of its upcoming 2024 annual general meeting.

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2023 annual retainer (at market value)	Compliance with share ownership guideline[2]

2023	20,000	37,045	57,045	$3,258,999	8.7x	✓ Yes
2022	20,000	36,973	56,973	$1,748,509
Change	–	72	72	$1,510,490

1	Based on total holdings calculated using $57.13 for 2023 and $30.69 for 2022, the closing prices of Cameco shares on the last trading day of the year on the TSX.

2

For evaluating compliance with Cameco’s share ownership guidelines, Catherine’s shares and DSUs held at December 31, 2023 are valued at $3,259,319 and represent 8.7x the board chair retainer of $375,000.

2023 Voting results
50,873,795 votes (89.09% for | 6,230,218 votes (10.91%) against

2024 MANAGEMENT PROXY CIRCULAR 17

Daniel Camus

Age: 71

Westmount, QC

Canadian and French

Director since 2011

Independent

Key skills and experience

•	Executive leadership and strategy

•	Financial leadership, accounting and audit

•	Investor relations

•	Nuclear industry

•	International business and cultural perspectives

Daniel brings CFO, international business and energy sector experience, in the nuclear industry in particular, to Cameco’s board and the two committees he sits on, including as chair of the audit and finance committee.

He is the audit and finance committee’s audit financial expert based on his experience, education and financial expertise.

Daniel Camus is a corporate director. He is the former group CFO and head of strategy and international activities of Electricité de France SA (EDF). Based in France, EDF is an integrated energy operator active in the generation (including nuclear generation), distribution, transmission, supply and trading of electrical energy with international subsidiaries. He is the former CFO of the humanitarian finance organization, The Global Fund to Fight AIDS, Tuberculosis and Malaria.

Daniel holds a PhD in Economics from Sorbonne University, and an MBA in finance and economics from the Institute d’Études Politiques de Paris. For more than 25 years, he held various senior roles with the Aventis and Hoechst AG Groups in Germany, the US, Canada, and France.

He has chaired several audit committees and brings experience in human resources and executive compensation through his senior executive roles at international companies where he worked on business integrations in Germany, the US, Canada, and France. He serves on the board of MedAccess plc, located in London, UK, and as a member of the supervisory board of ADAGIA Partners, a private equity firm in Paris, France. Daniel was formerly the audit committee chair and a board member of the non-governmental organization, FIND Diagnostics, located in Geneva, Switzerland.

	2023 Attendance

Board and committee membership	Number of meetings	Overall

Board of directors	8 of 8	100%
Audit and finance (chair)	5 of 5	100%
Human resources and compensation	4 of 4	100%

Other public company boards in past five years

ContourGlobal PLC, London (London Stock Exchange (LSE))	2016 to 2022

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2023 annual retainer (at market value)	Compliance with share ownership guideline[2]

2023	–	93,307	93,307	$5,330,609	26.7x	✓ Yes
2022	–	91,811	91,811	$2,817,667
Change	–	1,496	1,496	$2,512,942

1	Based on total holdings calculated using $57.13 for 2023 and $30.69 for 2022, the closing prices of Cameco shares on the last trading day of the year on the TSX.

2	For evaluating compliance with Cameco’s share ownership guidelines, Daniel’s DSUs held at December 31, 2023 are valued at $5,332,324 and represent 26.7x the board member retainer of $200,000.

2023 Voting results

55,920,322 votes (97.93%) for | 1,183,691 votes (2.07%) against

18 CAMECO CORPORATION

Chief Tammy Cook-Searson

Age: 52

Lac La Ronge, SK

Canadian

Director since 2023

Not independent

Key skills and experience

•	Executive leadership and strategy

•	Governance

•	People, compensation, talent and culture

•	Business growth and transformation

•	Stakeholder and rights holder relations

Tammy’s leadership experience serving her local Indigenous community in northern Saskatchewan and as president of the entity that manages her Band’s economic and development activities provides a rich, valuable and unique perspective to Cameco’s board and as a member of the safety, health and environment committee and the technical committee.

Tammy Cook-Searson is Chief of the Lac La Ronge Indian Band and the President of Kitsaki Management Limited Partnership, the entity that manages the Band’s economic development activities. Tammy was the Band’s first woman chief when she was elected in 2005 and, prior to being elected chief, she served on the Band’s council. Tammy was appointed to Cameco’s board effective September 1, 2023. She has more than 25 years of leadership, business development and management experience in northern Saskatchewan where some of Cameco’s key assets are located.

Tammy received a graduate diploma in management and is completing her master of business administration degree from Athabasca University. She also holds honourary degrees from the University of Regina and the Saskatchewan Indian Institute of Technologies. Tammy brings extensive leadership, community relations and development experience to the board, which includes finding solutions for social challenges and advocating for Indigenous issues. Her efforts have been recognized with many awards and medals, including the Indigenous Women in Leadership Award from Canadian Council of Aboriginal Business in 2021, the Canadian Armed Forces Special Services Medal in 2020 and the Queen Elizabeth II Diamond Jubilee Medal in 2012.

Tammy serves on the board of the Saskatoon Airport Authority, and she serves the Saskatchewan Indigenous community in many capacities. She is a member of the boards of Prince Albert Grand Council, Federation of Sovereign Indigenous Nations, Saskatchewan Indian Gaming Authority, Assembly of First Nations and the Virtual Health Hub of Saskatchewan.

	2023 Attendance

Board and committee membership	Number of meetings	Overall

Board of directors	2 of 2	100%
Safety, health and environment*	1 of 1	100%
Technical*	1 of 1	100%

*	Tammy joined two committees when she was appointed to the board on September 1, 2023.

Other public company boards in past five years

None

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2022 annual retainer (at market value)	Deadline to meet share ownership guideline[2]

2023	–	1,081	1,081	$61,761	0.3x	Sept 1, 2028

1	Based on total holdings calculated using $57.13 for 2023, the closing price of Cameco shares on the last trading day of the year on the TSX.

2	For evaluating compliance with Cameco’s share ownership guidelines, Tammy’s DSUs held at December 31, 2023 are valued at $64,752 and represent 0.3x the board member retainer of $200,000.

2023 Voting results
n/a

2024 MANAGEMENT PROXY CIRCULAR 19

Tim Gitzel

Age: 61

Saskatoon, SK

Canadian

Director since 2011

President and CEO

Not independent

Key skills and experience

•	Executive leadership and strategy

•	Governance

•	Geopolitical, government, regulatory

•	Nuclear industry

•	International business and cultural perspectives

As Cameco’s president and CEO, Tim brings the day-to-day business and operations perspective to the board, and is responsible for executing Cameco’s strategy. Tim has more than three decades of industry experience and brings added perspective as a member of the board of the World Nuclear Association and the Nuclear Energy Institute.

Tim Gitzel is president and CEO of Cameco, having served in that position since June 2011. He served as president from 2010 to 2011, and prior to that he served as senior vice-president and chief operating officer. Tim has over 30 years of senior management experience in Canadian and international uranium activities. Prior to joining Cameco, he was executive vice-president, mining business unit for Orano in Paris, France, where he was responsible for global uranium, gold, exploration and decommissioning operations in 11 countries.

Tim received his bachelor of arts and law degrees from the University of Saskatchewan. He participated in an executive education programme facilitated by INSEAD in France. He was appointed to the board of the Nuclear Energy Institute in 2012 and serves on two of its committees. He has served as chair of The Mosaic Company’s compensation and human resources committee for five years and is a member of their corporate governance and nominating committee. He serves as a member of the board of the World Nuclear Association and served as its chair from 2012 to 2014. He was appointed in 2023 to the International Atomic Energy Agency’s (IAEA) Standing Advisory Group on Nuclear Energy. He is also a member of the board of directors of the Business Council of Canada and member of the CEO advisory council of the Canada-India Business Council, as well as a co-chair of the Kazakhstan-Canada Business Council.

Tim is past president of the Saskatchewan Mining Association, and has served on the boards of SaskEnergy Corporation, the Saskatchewan Chamber of Commerce and Junior Achievement of Saskatchewan. He serves our community in numerous capacities, including several current and past leadership positions with charitable and non-profit organizations.

	2023 Attendance

Board and committee membership	Number of meetings	Overall

Board of directors	8 of 8	100%

Other public company boards in past five years

The Mosaic Company (NYSE)	2013 to present

Securities held
Year	Cameco shares	PSUs*	RSUs	Total shares, PSUs and RSUs	Market value of shares, PSUs and RSUs**	Compliance with executive share ownership guideline

2023	460,793	146,941	176,234	783,968	$44,788,092	✓ Yes
2022	374,124	194,215	260,761	829,100	$25,445,079	(see pages 71 and 72)
Change	86,669	(47,274)	(84,527)	(45,132)	$19,343,013

*	Excludes PSUs that vested on December 31, 2023.

**

Value of shares ($26,325,104), PSUs ($8,394,740) and RSUs ($10,068,248) for 2023 are calculated using $57.13 for 2023 and $30.69 for 2022, the closing prices of Cameco shares on the last trading day of the year on the TSX. This is the total value of Tim’s accumulated shares and other equity-based holdings.

See Incentive plan awards on page 96 for details about his stock options.

2023 Voting results

56,626,709 votes (99.16%) for | 477,305 votes (0.84%) against

20 CAMECO CORPORATION

Kathryn (Kate) Jackson

Age: 66

Indialantic, FL USA

American

Director since 2017

Independent

Key skills and experience

•	Operational excellence and safety

•	Business growth and transformation

•	Nuclear industry

•	Capital projects

•	Climate

Kate brings extensive senior management and board experience in highly technical industries, including nuclear power generation, to Cameco’s board and the four committees she sits on, including as chair of the technical committee. She has worked on both the utility and supplier side of the industry.

Kate Jackson is a corporate director. She is the former senior vice-president and chief technology officer of RTI International Metals Inc. and previously served as senior vice-president and chief technology officer for Westinghouse Electric Company, which included responsibility for sustainability and environment, health and safety. She has held various senior positions at the Tennessee Valley Authority and Alcoa Corporation.

Kate received a doctorate and a master’s degree in engineering and public policy from Carnegie Mellon University. She also holds a master’s degree in industrial engineering management from the University of Pittsburgh and a bachelor’s degree in physics from Grove City College.

Kate chaired the ISO New England Inc. board from 2008 to 2014. ISO New England Inc. is an independent non-profit regional transmission organization serving a number of Eastern US states. Kate is a member of Carnegie Mellon University School of Engineering Dean’s Advisory Council, the advisory board of the Carnegie Mellon Electricity Industry Centre and the University of Pittsburgh Engineering School Board of Visitors. She is a member of the compensation committees of the public company boards on which she serves and is chair of the Portland General Electric audit and risk committee and of the EQT Corporation public policy and corporate responsibility committee.

	2022 Attendance*

Board and committee membership	Number of meetings	Overall

Board of directors	7 of 8	88%
Human resources and compensation	3 of 4	75%
Nominating, corporate governance and risk	2 of 4	50%
Safety, health and environment	3 of 4	75%
Technical (chair)	3 of 3	100%

*

Kate was unable to attend board and committee meetings in March and July 2023 due to a serious personal matter that she had to attend to. She was briefed on, and had the opportunity to comment on, the business of the missed meetings. She has had strong attendance both prior to and following that timeframe. The board has no concerns regarding her commitment to the board.

Other public company boards in past five years

EQT Corporation (NYSE)	2019 to present
Portland General Electric Company (NYSE)	2014 to present
Archaea Energy Inc.* (NYSE)	2021 to 2022
Rice Acquisition Corporation (NYSE)	2020 to 2021

*

Kate was a director of Rice Acquisition Corporation during 2020 and 2021, and served until 2022 as a director of the newly-formed company following a business combination with Archaea Energy LLC and Aria Energy LLC in 2021.

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2023 annual retainer (at market value)	Compliance with share ownership guideline[2]

2023	–	42,328	42,328	$2,418,186	12.1x	✓ Yes
2022	–	42,245	42,245	$1,296,513
Change	–	82	82	$1,121,673

1	Based on total holdings calculated using $57.13 for 2023 and $30.69 for 2022, the closing prices of Cameco shares on the last trading day of the year on the TSX.

2	For evaluating compliance with Cameco’s share ownership guidelines, Kate’s DSUs held at December 31, 2023 are valued at $2,418,552, and represent 12.1x the board member retainer of $200,000.

2023 Voting results
56,462,949 votes (98.88%) for | 641,064 votes (1.12%) against

2024 MANAGEMENT PROXY CIRCULAR 21

Don Kayne

Age: 66

Delta, BC

Canadian

Director since 2016

Independent

Key skills and experience

•	Executive leadership and strategy

•	Operational excellence and safety

•	People, compensation, talent and culture

•	Business growth and transformation

•	International business and cultural perspectives

Don brings many years of experience as a business executive in Canada’s resource industry to Cameco’s board as well as valuable insights into emerging Asian markets where Cameco does business. He serves on two of our committees, including as chair of the human resources and compensation committee.

Don Kayne is the president and CEO of Canfor Corporation and the former CEO of Canfor Pulp Products Incorporated (2012 to 2022). He serves as a director of both Canfor companies.

Don has extensive experience in international marketing. He has spent his entire career at Canfor, starting out as a regional sales representative in 1979. Prior to being appointed CEO, Don spent 10 years as Canfor’s vice-president of sales and marketing, and is one of the lead architects of the market for British Columbia lumber in China. Don’s work in growing markets for Canfor products around the world has provided him with deep connections to markets and customers in every region Canfor serves.

Don is a director of the private company, VIDA Corporation, a Swedish wood products company of which Canfor owns 70%. He serves the forestry industry in many capacities, including numerous current and past leadership positions with provincial, national and international forestry-related associations and organizations. He is an International Fellow of the Royal Swedish Academy of Engineering Sciences and a patron of the BCIT INSPIRE Campaign. He serves as co-chair and director of the charitable organization Educating Girls of Rural China Foundation, which works to transform the lives of women and communities in rural areas of western China by providing access to education. Don brings experience in human resources and executive compensation through his senior executive roles at Canfor.

	2023 Attendance
Board and committee membership	Number of meetings	Overall

Board of directors	8 of 8	100%
Human resources and compensation (chair)	4 of 4	100%
Safety, health and environment	4 of 4	100%

Other public company boards in past five years

Canfor Corporation* (TSX) and Canfor Pulp Products Incorporated* (TSX)	2017 to present

*

Canfor Corporation and Canfor Pulp Products Incorporated are separate entities. Canfor Corporation indirectly holds a majority controlling interest in Canfor Pulp Products Incorporated. The entities have an integrated management team, with overlapping management teams and directors. Board meetings of Canfor Corporation and Canfor Pulp Products Incorporated are held concurrently.

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2023 annual retainer (at market value)	Compliance with share ownership guideline[2]

2023	–	108,650	108,650	$6,207,195	31.0x	✓ Yes
2022	–	103,292	103,292	$3,170,019
Change	–	5,359	5,359	$3,037,176

1	Based on total holdings calculated using $57.13 for 2023 and $30.69 for 2022, the closing prices of Cameco shares on the last trading day of the year on the TSX.
2	For evaluating compliance with Cameco’s share ownership guidelines, Don’s DSUs held at December 31, 2023 are valued at $6,211,694 and represent 31.1x the board member retainer of $200,000.

2023 Voting results

53,903,815 votes (94.40%) for | 3,200,198 votes (5.60%) against

22 CAMECO CORPORATION

Dominique Minière

Age: 65

Toronto, ON

French

Director since 2023

Independent

Key skills and experience

•	Executive leadership and strategy

•	Operational excellence and safety

•	Geopolitical, government, regulatory

•	Nuclear industry

•	International business and cultural perspectives

Dominique has four decades of nuclear energy experience and brings a strong technical and nuclear specialist background as well as nuclear fleet refurbishment, small modular reactor development and climate change strategy experience to Cameco’s board. He serves on the human resources and compensation committee, safety, health and environment committee and the technical committee.

Dominique Minière is a corporate director. He was appointed to Cameco’s board effective September 1, 2023. He has more than 40 years of technical and senior management experience in the nuclear industry. Dominique served as the Executive Vice President of Ontario Power Generation (OPG), an electricity generator, in charge of new nuclear and international development from 2021 to 2022. Prior to that role, he served as OPG’s Executive Vice President and Chief Strategy Officer from 2020 to 2021, as OPG’s Nuclear President from 2019 to 2020, and as Chief Operating Officer of Electricité de France (EDF), an electric utility company in charge of the nuclear and thermal fleet from 2015 to 2019.

Dominique received a civil engineering degree from the Ecole des Mines de Paris. He has extensive nuclear energy experience in France, Europe and Canada, including new nuclear, fuel conversion and enrichment. His industry leadership roles include having served as chair of GIFEN, the nuclear industry association in France, as president of the French Nuclear Society and as a board member of the World Association of Nuclear Operators. He has been awarded the “Chevelier de la Légion d’Honneur (Knight of the French Legion of Honour).

He serves on the boards of the private companies Holtec International Inc., ORTEC Group, a French services company involved in services and engineering, and Engineering Planning and Management, Inc., a US engineering company.

	2023 Attendance
Board and committee membership	Number of meetings	Overall

Board of directors	2 of 2	100%
Human resources and compensation*	1 of 1	100%
Safety, health and environment*	1 of 1	100%
Technical*	1 of 1	100%

*	Dominique joined three committees when he was appointed to the board on September 1, 2023.

Other public company boards in past five years

Boralex Inc. (TSX)	January 2024 to present

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs	Multiple of 2023 annual retainer (at market value) [1]	Deadline to meet share ownership guideline[2]

2023	–	961	961	$54,913	0.3x	Sept 1, 2028

1	Based on total holdings calculated using $57.13 for 2023, the closing price of Cameco shares on the last trading day of the year on the TSX.

2	For evaluating compliance with Cameco’s share ownership guidelines, Dominique’s DSUs held at December 31, 2023 are valued at $57,552 and represent 0.3x the board member retainer of $200,000.

2023 Voting results
n/a

2024 MANAGEMENT PROXY CIRCULAR 23

Leontine van Leeuwen-Atkins

Age: 59

Calgary, AB

Canadian and Dutch

Director since 2020

Independent

Key skills and experience

•	Risk governance

•	ESG/Sustainability

•	Business growth and transformation

•	Financial leadership, accounting and audit

•	Digital, technology and cyber security

Leontine brings to the board a strong audit and finance background in the mining and energy sectors as well as governance and merger and acquisition advisory experience. Leontine chairs the audit committee of one other publicly traded company.

Leontine van Leeuwen-Atkins is a corporate director. She has over 30 years of experience in the global mining, power, utility and oil and gas industries, with a focus on corporate strategy. Leontine was a board member of KPMG Canada’s National Board of Directors until early 2019, serving on the National Acquisitions and Admissions and Succession committees. She was previously a Partner with KPMG Canada and prior to that she was a Partner at KPMG Netherlands.

Leontine is a fellow of the Chartered Professional Accountants of Alberta and holds the ICD.D designation from the Institute of Corporate Directors. She received a bachelor of business administration degree in finance from Acadia University and a master of business administration degree from Dalhousie University.

Leontine serves as a director and audit committee chair of ARC Resources Ltd. She was formerly audit committee chair at Points International Ltd. and Seven Generations Energy Ltd. She is a director and audit committee member of the municipal utility, EPCOR Utilities Inc. She previously served on the board and as audit committee chair of Calgary Economic Development from 2014 to 2020 and on the executive committee of the Calgary Chapter of the Institute of Corporate Directors.

	2023 Attendance
Board and committee membership	Number of meetings	Overall

Board of directors	8 of 8	100%
Audit and finance	5 of 5	100%
Nominating, corporate governance and risk	4 of 4	100%
Technical	3 of 3	100%

Other public company boards in past five years

ARC Resources Ltd.* (TSX)	2019 to present
Points International Ltd. (TSX and NASDAQ)	2019 to 2022

*	Merged with Seven Generations Energy Ltd. in 2021 and Leontine continued to serve on the board after the merger.

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2023 annual retainer (at market value)	Compliance with share ownership guideline[2]

2023	3,252	14,662	17,914	$1,023,412	5.1x	✓ Yes
2022	3,252	11,973	15,225	$467,256
Change	–	2,689	2,689	$556,156

1	Based on total holdings calculated using $57.13 for 2023 and $30.69 for 2022, the closing prices of Cameco shares on the last trading day of the year on the TSX.

2

For evaluating compliance with Cameco’s share ownership guidelines, Leontine’s shares and DSUs held at December 31, 2023 are valued at $1,025,396, and represent 5.1x the board member retainer of $200,000.

2023 Voting results
56,537,453 votes (99.01%) for | 566,560 votes (0.99%) against

24 CAMECO CORPORATION

2023 Meeting attendance

Directors are expected to attend all board and committee meetings. We recognize that directors may receive short notice for special meetings and we expect them to make their best effort to attend them. We must have a majority of directors in attendance to hold a meeting and transact business.

The board and committees meet in camera without management present at each meeting, and the independent directors meet in camera at least once a year in accordance with our governance guidelines. The chair or the committee chair, as the case may be, presides over the in camera sessions.

The table below is a summary of the meetings held in 2023 and the overall attendance record. Meeting attendance for each director is provided in the director profiles beginning on page 17.

	Number of meetings	Overall meeting attendance[1]

Board	8	99%
Audit and finance	5	100%
Human resources and compensation	4	94%
Nominating, corporate governance and risk	4	75%
Safety, health and environment	4	91%
Technical	3	93%
Total	28	94%

1.

During a specific time period in 2023 two board members had serious personal matters that they had to attend to, and specific committee meeting attendance was lower than 100% as a result. They were briefed on, and had the opportunity to comment on, the business of the missed meetings.

The board chair is a member of each board committee and the respective board chair attended all committee meetings in 2023 (Ian Bruce until his passing in October 2023 and Catherine Gignac from December 1 to 31, 2023).

Board committees function independently of management. Therefore, Tim Gitzel, our president and CEO, is not a member of any board committee but is invited to attend all committee meetings. He attended each committee meeting held in 2023.

Director compensation and share ownership

Our director compensation program aligns with market practice and recognizes the time commitment, responsibility and attention directors devote to board and committee responsibilities throughout the year. The human resources and compensation committee assists the board in overseeing the director compensation policies and program. You can read about compensation governance starting on page 66.

Approach

Our director compensation program has the following objectives:

•	recruit and retain qualified individuals to serve as members of our board and contribute to our overall success

•	align the interests of our board and shareholders by requiring directors to own Cameco shares or share equivalents and to meet our share ownership guidelines within five years of joining the board

•

pay competitively by positioning compensation at the median of director compensation paid by companies that are comparable in size and similar to Cameco in the nature and scope of operations. We use the same comparator group to benchmark executive and director compensation (see page 70).

Share ownership requirements

Share ownership is an important function of compensation governance. We require each director to own Cameco shares or deferred share units (DSUs) to align the interests of our directors and shareholders. The human resources and compensation committee regularly reviews our share ownership requirements to make sure they continue to align with market practice. Directors must hold at least three times their annual retainer in Cameco equity within five years of joining the board, and they must receive at least 60% of the annual retainer in DSUs until they meet the ownership requirement. The board chair has a higher ownership requirement because of the higher retainer, and a director who assumes the chair position has an additional three years to meet the increased level. Catherine Gignac, who was appointed board chair effective December 1, 2023, meets the board chair ownership requirement. As president and CEO, Tim Gitzel is required to meet our executive share ownership requirements (see page 71).

2024 MANAGEMENT PROXY CIRCULAR 25

Directors can count Cameco shares and DSUs to meet the ownership guidelines. A DSU is a notional share that has the same value as one Cameco common share. DSUs earn additional units as dividend equivalents at the same rate as dividends paid on our common shares. DSUs can only be redeemed by directors after they retire from the board.

Once directors have met the share ownership guidelines, they can receive all their retainer and fees in cash, or a portion in cash and the balance in DSUs in increments of 25%, but they must decide before the beginning of each fiscal year. The director compensation table below shows the percentage of the annual retainer paid in DSUs in 2023 for each director.

To assess compliance, we use our year-end closing share price on the TSX or the price the shares or units were acquired at, whichever is higher. As of December 31, 2023, directors held DSUs worth a total of $32,244,238 (representing approximately 564,400 common shares) based on the year-end closing price of Cameco shares on the TSX ($57.13). Tim Gitzel meets his executive share ownership guidelines (see page 72).

				Value of holdings (using share ownership guideline value)	Value of	Multiple
		Total holdings			holdings[1]	achieved
							Meets guideline or
	Annual	Cameco			Using market value		deadline to meet
Name	retainer	shares	DSUs		at year-end		guideline

Catherine Gignac[2]	$375,000	20,000	37,045	$3,259,319	$3,258,999	8.7x	Yes

Daniel Camus	$200,000	–	93,307	$5,332,324	$5,330,609	26.7x	Yes

Tammy Cook-Searson	$200,000	–	1,081	$64,752	$61,761	0.3x	September 1, 2028

Kate Jackson	$200,000	–	42,328	$2,418,552	$2,418,186	12.1x	Yes

Don Kayne	$200,000	–	108,650	$6,211,694	$6,207,195	31.0x	Yes

Dominique Minière	$200,000	–	961	$57,552	$54,913	0.3x	September 1, 2028

Leontine van Leeuwen-Atkins	$200,000	3,252	14,662	$1,025,396	$1,023,412	5.1x	Yes

Ian Bruce[2]	$375,000	75,000	97,387	$9,849,802	$9,848,487	26.3x	Yes

Don Deranger	$200,000	–	76,223	$4,355,301	$4,354,643	21.8x	Yes

Jim Gowans	$200,000	9,000	92,756	$5,815,057	$5,813,340	29.1x	Yes

1.	Based on total holdings multiplied by the 2023 year-end closing share price of $57.13 on the TSX.

2.	Ian Bruce was the board chair until October 15, 2023 and Catherine Gignac was appointed board chair effective December 1, 2023.

Director fee schedule

The table below shows our 2023 director fee schedule. Tim Gitzel is compensated in his role as president and CEO and does not receive any director compensation.

ANNUAL RETAINER

Chair of the board Other directors	$375,000 $200,000

COMMITTEE CHAIR RETAINERS

Audit and finance committee

Human resources and compensation committee

Other committees (nominating, corporate governance and risk committee, safety, health and environment committee and the technical committee)

$25,000 $25,000 $15,000

COMMITTEE MEMBER RETAINERS (not including chairs)

Audit and finance committee Human resources and compensation committee Other three committees (per committee)	$10,000 $10,000 $5,000

TRAVEL FEES (PER ROUND TRIP)

Over 1,000 km within Canada From the US From outside North America	$1,700 $2,100 $3,300

Non-executive directors do not participate in our incentive compensation plans or pension plans.

26 CAMECO CORPORATION

2023 Director compensation details

The next table shows the fees earned by each non-executive director in 2023 and the percentage of the annual retainer paid in DSUs.

	Annual retainer	Committee retainers		Travel fee	Total paid	% of annual retainer paid in DSUs
Name	Board	Member	Committee chair

Catherine Gignac[1]	$214,742	$13,736	$13,736	$1,700	$243,914	0%

Daniel Camus	$200,000	$10,000	$25,000	$1,700	$236,700	25%

Tammy Cook-Searson[2]	$66,304	$3,315	–	$1,700	$71,319	90%

Kate Jackson	$200,000	$20,000	$15,000	$4,200	$239,200	0%

Don Kayne	$200,000	$5,000	$25,000	$1,700	$231,700	100%

Dominique Minière[2]	$66,304	$6,630	–	–	$72,934	80%

Leontine van Leeuwen-Atkins	$200,000	$20,000	–	$3,400	$223,400	60%

Ian Bruce[3]	$296,535	–	–	$1,700	$298,235	50%

Don Deranger	$200,000	$15,000	–	$3,400	$218,400	0%

Jim Gowans	$200,000	$15,000	$15,000	$5,100	$235,100	25%

Total	$1,843,885	$108,681	$93,736	$24,600	$2,070,902	–

2.

Retainers paid to Catherine Gignac reflect her service as board chair since December 1, 2023. Upon becoming the board chair, she ceased to be separately compensated as a member or the chair of any committee.

3.	Retainers paid to Tammy Cook-Searson and Dominique Minière have been pro-rated as they joined the board on September 1, 2023.

4.	Retainers paid to Ian Bruce reflect his service as board chair until October 15, 2023.

Incentive plan awards – DSUs

The next table shows what each non-executive director earned in DSUs in 2023. We have combined information from two mandatory tables: Incentive plan awards – Value vested or earned during the year and Outstanding share-based and option-based awards into the table below:

●

Share-based awards – Value vested during the year is the value of DSUs that the directors received in 2023, valued as of the grant dates. It includes all the DSUs that vested as of the grant date and DSUs granted as dividend equivalents in 2023.

●

Share-based awards – Market or payout value of vested share-based awards not paid out or distributed provides the value of all the directors’ DSUs that have vested. The DSUs were valued at the year-end closing price of Cameco shares on the TSX of $57.13. DSUs are not paid out until after the director retires from the board.

Name	Share-based awards
	Value vested during the year	Market or payout value of vested share-based awards not paid out or distributed

Catherine Gignac	$4,437	$2,116,399

Daniel Camus	$70,321	$5,330,609

Tammy Cook-Searson	$63,470	$61,761

Kate Jackson	$5,069	$2,418,186

Don Kayne	$244,600	$6,207,195

Dominique Minière	$56,390	$54,913

Leontine van Leeuwen-Atkins	$121,697	$837,625

Ian Bruce[1]	$160,766	$5,563,737

Don Deranger	$9,129	$4,354,643

Jim Gowans	$69,855	$5,299,170

Total	$805,734	$32,244,238

1.	Ian Bruce passed away on October 15, 2023 and he ceased to be a director on that date.

You can read about the number of Cameco shares and DSUs held by each director in the director profiles beginning on page 17 and the share ownership table on page 26.

Loans to directors

As of March 11, 2024, we and our subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

2024 MANAGEMENT PROXY CIRCULAR 27

Governance at Cameco

Cameco recognizes the importance of sound governance and we firmly believe it is the foundation for strong corporate performance.

This section tells you about our board and how it operates, our expectations of directors, key governance policies and practices and stakeholder engagement, among other things.

28 CAMECO CORPORATION

About the board

Board structure, composition and succession

The nominating, corporate governance and risk committee regularly reviews the composition of the board to make sure we have an appropriate combination of skills, experience, tenure and perspectives. The board recognizes the need to balance skills and experience with the need for new perspectives. The nominating, corporate governance and risk committee is responsible for ensuring that the board’s succession planning process and policy on tenure and retirement provide for board refreshment that meets our ongoing needs. The committee is also responsible for the annual review of board composition and the nomination process.

Board independence

We believe that a substantial majority of our directors must be independent for the board to be effective and that the audit and finance committee, human resources and compensation committee and the nominating, corporate governance and risk committee must be 100% independent. The majority of directors are unrelated to Cameco.

A director is independent if they are not a member of management and do not have a direct or indirect material relationship with Cameco. A relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association they may have.

We have a robust three-step process for assessing independence:

•	directors complete a detailed questionnaire

•

the board reviews directors against our independence criteria, considering all relevant facts and circumstances, including the relationship the director may have with Cameco – and any relationship that their spouse, children, principal business affiliations and any other relevant individuals have with the company

•	directors declare any material interest in matters that may come before the board.

The nominating, corporate governance and risk committee assists the board in its independence assessment for board membership purposes and for service on the audit and finance committee and the human resources and compensation committee.

Our independence criteria meet the standards of the Canadian Securities Administrators as set out in National Instrument 52-110 – Audit Committees, National Policy 58-201 – Corporate Governance Guidelines and the NYSE corporate governance standards, including the more stringent independence tests set out under the applicable Canadian and US and NYSE governance rules for the independence of audit committee and human resources committee members. We review the criteria and director independence status every year, and you can find our complete definition of independence on our website (cameco.com/about/governance).

Leadership and independence assessment

We have maintained separate chair and CEO roles since 2003. The chair of the board is an independent director who serves a five-year term and is appointed by the board. The chair facilitates the board’s independent oversight of management, promotes communication between management and the board, and leads the board’s discussion of key governance matters. Our CEO has primary responsibility for the operational leadership and strategic direction of Cameco.

The board believes this leadership structure is appropriate because it effectively allocates authority, responsibility and oversight between management and the board. The chair and CEO positions each have a formal position description that describes the terms and responsibilities of the role. These are available on our website (cameco.com/about/governance).

2024 MANAGEMENT PROXY CIRCULAR 29

INDEPENDENT CHAIR	INDEPENDENT BOARD

Catherine Gignac currently serves as independent chair of the board.

Key responsibilities include:

•   leading, managing and organizing the board consistent with our approach to governance

•   encouraging high performance and commitment of all directors

•   overseeing the board’s strategic focus to ensure that it represents Cameco’s best interests

•   helping to set the tone and culture of Cameco

•   overseeing the board’s procedures so it can carry out its work effectively, efficiently and independently of management

•   overseeing all board matters so they are properly addressed and brought to resolution as required

•   requiring any matters delegated to the board committees to be properly carried out

•   acting as the liaison between the board and the CEO and providing advice, counsel and mentorship to the CEO

•   meeting with shareholders and other stakeholders in consultation with management

•   participating in the recruitment and orientation of new directors

•   ensuring that Cameco provides timely and relevant information and access to other resources to support the board’s work.

A majority of our board must be independent and our strong governance practices support an effective board:

•     Six of our eight director nominees are independent – Tim Gitzel is not independent because he is our CEO and an executive officer of Cameco and Tammy Cook-Searson is Chief of the Lac La Ronge Indian Band and President of Kitsaki Management Limited Partnership, the entity that manages the Band’s economic development activities, including businesses that receive payments from Cameco as part of our Indigenous/local procurement strategy.

•    Board tenure limits – we are committed to board refreshment. To strike a balance between retaining directors with deep knowledge of the company, the industry and the key risks and opportunities facing Cameco, the board has set term limits and a retirement age. The average tenure of the non-executive nominee directors as a group is 6.3 years

•     In camera sessions – the non-executive directors meet without management present at each board and committee meeting, and the independent directors meet without management present once a year according to our governance guidelines

•     Independent compensation consultant – the human resources and compensation committee retains an external compensation consultant that is independent of Cameco and management as required by independence standards set for our compensation consultants

•    Independent review of board assessments – an independent third party conducts a board effectiveness assessment every five years. This review is in addition to annual board, committee and director assessments

•     External advisors – each board committee may engage external advisors at Cameco’s expense without the approval of the board or management so they have access to independent advice.

The board evaluates the independence of each director nominee annually. The process involves assessing the relationship between each nominee and Cameco, using our independence criteria and a multi-step process to determine whether there is a material or other disqualifying relationship that could affect the nominee’s ability to exercise independent judgment.

The board has determined that all the director nominees are independent other than Tim Gitzel and Tammy Cook-Searson.

Term limits and retirement

Under Cameco’s governance guidelines, once a director turns 75 or has served more than 15 years on the board, whichever is earlier, they will not stand for re-election at the next annual meeting. In exceptional circumstances, the board has the discretion to recommend a director for re-election for an additional one-year term outside the terms of our retirement age or term limit if it is in the best interests of the company. The CEO typically resigns from the board when they cease serving as CEO of Cameco.

30 CAMECO CORPORATION

Board chair succession

Cameco’s process for selecting the chair of the board is based on an assessment of specific competencies, and principles such as fairness and transparency, consensus building, free and unfettered discussion, confidentiality and the importance of the chair/CEO relationship. The term for serving as board chair is five years and may be extended at the discretion of the board.

Catherine Gignac was appointed chair of the board effective December 1, 2023, succeeding Ian Bruce following his passing on October 15, 2023. Ian was appointed board chair in May 2018 and his term was extended for one year for continuity to complete Cameco’s proposed acquisition of 49% of Westinghouse. The acquisition received the required regulatory approvals on November 3, 2023, and the transaction closed on November 7, 2023.

The nominating, corporate governance and risk committee regularly discusses board succession and board chair succession as part of its responsibilities.

Director succession and recruitment

The nominating, corporate governance and risk committee is responsible for the director recruitment process and overseeing board succession. It reviews the director competency and attribute matrix annually to help ensure that the board has an appropriate mix of diversity, skills and experience. It also monitors upcoming director retirements to identify specific skills that may be desirable in new candidates.

To reach its recruitment goals, the board is relying on the tools and processes implemented by the nominating, corporate governance and risk committee as part of the director succession process. The committee:

•

maintains an evergreen list of suitable candidates based on their skills, experience, character, integrity, judgment, record of achievement, diversity and other qualities or qualifications that would enhance overall composition and oversight capabilities of the board, and considers any recommendations made by shareholders

•	follows established guidelines and procedures for recruiting and selecting the best candidates

•	may use the services of an external search firm to cast a wide net to bring forward the best candidates

•	encourages directors to provide feedback on the composition of the board, as part of the annual self-assessment of directors, chairs, and the board and its committees.

The committee generally follows a tiered interview process to determine the most suitable candidates. A selection committee (consisting of the chair of the board, committee chair and the CEO) interviews the candidates, and additional interviews are conducted by the nominating, corporate governance and risk committee and other committee chairs as necessary.

In 2023, the chair of the nominating, corporate governance and risk committee led a diligent recruitment process to identify qualified director candidates. This resulted in the appointment of Tammy Cook-Searson and Dominique Minière to the board effective September 1, 2023. Tammy has strong leadership and business development skills arising from her background as Chief of the Lac La Ronge Indian Band in northern Saskatchewan and President of Kitsaki Management Limited Partnership, the entity that manages the Band’s economic development activities. Dominique has a strong nuclear industry background and brings executive leadership and strategy and international business and cultural perspectives to the board.

Nomination process

The nominating, corporate governance and risk committee assesses the diversity, skills and experience of the board and is responsible for recommending director candidates for nomination on an annual basis. In assessing potential candidates, the committee reviews the list of potential conflict situations, as well as a report on actual and potential conflicts of interest, among other things, before recommending the nominees for election by shareholders.

Shareholders may at any time submit names of individuals for the board to consider as director nominees. The committee will consider any submissions when assessing the diversity, skills and experience required on the board to enhance overall composition and oversight capabilities. For additional information on nominating individuals, please see page 59.

2024 MANAGEMENT PROXY CIRCULAR 31

Skills, attributes and experience

We believe that a board that has certain core attributes and a broad mix of skills and experiences is best equipped to oversee our affairs and strategic direction and priorities, understand issues that can arise with a company of our size and complexity, and make informed decisions to support our business and aspirations. The board uses a core attributes and competency matrix to assist in defining the optimal characteristics of the board.

The nominating, corporate governance and risk committee reviews the matrix annually to help ensure that the skills and experiences reflect the strategic direction of the company. They also utilize the matrix to assess the skills, experience and attributes of continuing directors against the matrix, to identify any gaps that would strengthen the board going forward, and to inform the director succession process. After the committee’s review of the matrix in 2023, it recommended some refinements to the matrix that the board approved and are reflected in the list of the directors’ skills and experiences set out in this circular.

Core attributes

We expect all our directors to possess the following 10 core attributes:

✓	Business judgment Track record of leveraging experience and wisdom in making sound strategic and operational business decisions. Demonstrates business acumen and a mindset for risk oversight

✓

Integrity and accountability

Demonstrates good character and insists on high ethical standards, recognizes and avoids potential and actual conflicts of interest, maintains strict confidentiality, is accountable for board decisions, acts in Cameco’s best interests and maintains public confidence and goodwill of Cameco’s shareholders and other stakeholders

✓

Engagement

Actively participates in meetings and develops a strong understanding of Cameco’s business. Demonstrates an information-seeking orientation and knowledge of current issues and trends affecting public companies. Exhibits familiarity with international, national, and local affairs

✓	Commitment Has the time and energy required to travel, attend and contribute to board and committee functions and take leadership roles as required

✓

Teamwork

Demonstrates perception, acuity, tact and rapport to build constructive working relationships and dynamics that engender mutual trust, respect and contribution. Demonstrates an orientation toward resolving differences of opinion, forging consensus, reaching solutions and maintains resiliency and composure under difficult circumstances

✓	Communication Ability to listen carefully, raise questions constructively, and encourage and build upon open discussion of key issues

✓	Independent mindedness Willingness to formulate or maintain one’s own views and to challenge the prevailing opinion

✓

Financial literacy

Ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Cameco’s financial statements. Knowledge of IFRS and an understanding of internal controls and procedures for financial reporting

✓	Record of achievement History and reputation of achievement that demonstrates the ability to perform at the highest level and that reflects high standards for oneself and for others

✓	Innovation Ability to consider matters through an innovative lens, with vision, curiosity, creativity, and an entrepreneurial mindset

Skills and experience

Each director completes a self-assessment of their competencies annually to identify where they have significant or demonstrable experience.

The chair of the nominating, corporate governance and risk committee or the board chair meets with each director to review their self-assessment. The committee reviews the results for consistency and to be satisfied that the directors possess skills in these areas.

See the director profiles beginning on page 17 for a list of each nominee’s key skills and experience.

32 CAMECO CORPORATION

The table below shows the skills and experience of this year’s nominated directors.

Executive leadership and strategy

Experience as a CEO or senior executive officer of a publicly listed company or major international organization with significant experience developing strategy and driving strategic direction, and leading and managing growth

	•	•	•	•	•	•	•

Governance

Experience with mature and evolving governance practices and structures in a company similar in scope and scale to Cameco that support the creation of a competent and diverse board, a strong corporate policy framework, effective decision-making, reliable information, compliance and disclosure

	•	•	•	•	•	•	•	•

Risk governance

Experience with respect to enterprise risk management systems, including the oversight of risk tolerance, modern risk management processes, the relationship between risk and strategy and the specifics of risk management.

	•	•	•	•	•	•	•	•

ESG/Sustainability

Experience assessing challenges and opportunities facing business brought about by ESG and sustainability issues, creating or overseeing strategic initiatives related to sustainability and ESG, creating policies, plans and targets, metrics and measurement, and reporting related to sustainability and ESG

	•	•		•	•	•	•	•

Operational excellence and safety Experience as a senior executive in a complex operating environment, creating and maintaining a culture focused on safety, the environment and operational excellence		•		•	•	•	•

People, compensation, talent and culture

Experience leading and overseeing human resources, organizational culture, talent management (including attraction, development, retention, succession planning and diversity and inclusion), pensions and compensation of a publicly listed organization similar in scope and scale to Cameco

	•	•	•	•	•	•	•	•

Business growth and transformation

Experience as a senior executive with demonstrated success and significant experience in an evolving industry, including experience in capital allocation, mergers and acquisitions (including integration), capital markets, leading growth and change, vertical integration, using technology to advance business objectives, and international expansion

	•	•	•	•	•	•	•	•

Financial leadership, accounting and audit

Financial experience as a CPA, current or former Chief Financial Officer, or senior financial consultant who has strong financial and accounting experience advising with respect to, or managing, the financial activities of a publicly listed company similar in breadth and complexity to Cameco including financial reporting, financial planning, forecasting, financial risk management, sustainability, audit and internal controls

	•	•						•

Digital, technology and cyber security

Experience overseeing complex technological systems (particularly as they relate to mining operations, manufacturing, vertical integration), emerging technologies and/or cyber security functions

		•		•	•	•	•	•

Stakeholder and rights holder relations

Experience with stakeholder engagement, including communications with stakeholders (e.g., customers, communities, employees, government, media) and rights holders, including Indigenous communities

	•	•	•	•	•	•	•

Investor relations

Experience in capital markets, including communications and engagement with shareholders, understanding the perspectives of major, long-term and other investors, and experience with the domestic and international business community

	•	•		•		•	•	•

Geopolitical, government, regulatory

Experience working with government and regulators at a senior level and a strong understanding of the workings of government, regulation and public policy, including regulatory experience in the US, Canada and/or Europe and a deep understanding of the regulatory landscape and the impact of regulation on Cameco’s business

		•	•	•	•	•	•

Nuclear industry

Experience as a senior executive in the nuclear industry in areas relevant to Cameco’s opportunities and risks (e.g., industry business issues, emerging technologies and products, vertical business integration, customers, competitors, design and innovation, domestic and international regulatory environment)

		•		•	•		•

International business and cultural perspectives

Experience working with companies that operate in the same international jurisdictions as Cameco operations (current or developing) or Cameco customers, with a thorough understanding of the business, economic, commodity-trading, cultural, regulatory, and geo-political environment. Relevant jurisdictions include the US, Europe, India and China

	•	•		•	•	•	•	•

Capital projects Experience overseeing and evaluating large capital projects, and project management	•	•	•	•	•	•	•	•

Mining operations and exploration Experience leading a mining company with reserves, technology, exploration and operations expertise	•			•

Climate Experience assessing challenges and opportunities facing the business brought about by climate change	•	•		•	•	•	•	•

2024 MANAGEMENT PROXY CIRCULAR 33

Board diversity

The board has a mix of diverse skills, backgrounds, experience, gender and age that reflects the evolving demographics and geographic areas where we carry out business. The board believes that having a diverse board is important for sound decision-making and good governance.

The board has a formal written diversity policy, which includes a set of measurable targets for achieving diversity. To date, establishing and achieving measurable targets on the board for the representation of women and individuals with an Indigenous heritage have been our priority. The board is currently composed of 10 directors, each of whom has experience and skills relevant to serving on the board of a publicly traded company in the nuclear fuel business. We are based in Saskatchewan, with significant operations located in the province’s north. To reflect the diversity of the communities in which we operate and given the size of the board and unique expertise required for board service, we have prioritized efforts to improve the representation of women and individuals with an Indigenous heritage on the board, rather than setting fixed targets for the representation of persons with disabilities and members of visible minorities.

The nominating, corporate governance and risk committee reviews board diversity every year, including the policies and appropriate diversity targets for Cameco.

Gender

Cameco values gender diversity and acknowledges, supports, and respects all genders, gender identities, gender modalities and gender expressions. Our board diversity policy, which we adopted in 2014, requires at least 30% of directors to be women. Women represent 50% (four directors) of this year’s nominees. The percentage of women directors is considered when identifying director candidates for appointment or nomination for election to the board.

In December 2023, Catherine Gignac was appointed Cameco’s first woman chair of the board. Two of the board’s five standing committees are chaired by women.

Indigenous perspective

The board is committed to building long-lasting and trusting relationships with communities where we operate, and a significant portion of Cameco’s operations are in northern Saskatchewan. Our diversity policy requires at least one director to have an Indigenous heritage and be from Saskatchewan to bring an understanding of the culture, heritage, values, beliefs and rights of the local Indigenous peoples to the board. One (13%) director nominee is Indigenous. The representation of directors with an Indigenous heritage is considered when identifying and nominating candidates for election or re-election to the board.

Geographic representation

The board also believes it is important to have directors with experience living or working in jurisdictions where we operate or do business. Our diversity policy requires the board to have directors with extensive experience in geographic areas where Cameco has or anticipates having significant business interests.

The residency distribution of our directors is shown in the image to the right. One director nominee is a US citizen and resident, and one director nominee, residing in Canada, is a French citizen. Two director nominees have dual citizenship – Canadian and French citizenship and Canadian and Dutch citizenship.

Our board is subject to, and complies with, the terms of the Investment Canada Act and the Uranium Non-Resident Ownership Policy, which require at least two-thirds of our directors to be Canadian citizens, and the CBCA, which requires at least half of our directors to be Canadian residents.

Age

While the board recognizes the correlation between age and experience, it believes that directors of varying ages bring a wider range of viewpoints. Our diversity policy requires the board to represent a range of ages.

34 CAMECO CORPORATION

Board, committee and director assessments

The nominating, corporate governance and risk committee oversees the annual performance and effectiveness assessment of the board, committees, the CEO and individual directors. We use questionnaires for the annual process and an independent third party assesses the board, committees and directors every five years.

Questions are formulated to solicit open and meaningful feedback on the board’s effectiveness and its proficiency in providing oversight and guidance on Cameco’s affairs. Assessments are administered confidentially and typically cover the operation of the board, the adequacy of board materials provided, meeting structure, agenda planning, the strategic direction and process, and the board’s oversight of the company’s affairs.

The results are used to assess the board, the CEO, the composition of the committees, meeting effectiveness and the assessment framework, identify any gaps in skills and experience to ensure that the board is making the best use of each director’s expertise, and other aspects to enhance board performance. Board assessment results are shared with all board members and committee assessment results are shared with their respective committee members.

Directors also self-assess their skills, performance and relevant experience. One-on-one discussions are held with either the board chair or the chair of nominating, corporate governance and risk committee to discuss capacity and commitment as well as education opportunities. Directors also have an opportunity to give candid feedback on any issues or concerns relating to their performance, the performance of their peers, or the functioning of the board.

Updates on priorities, action plans and improvement opportunities are identified and discussed at the board and committee levels, and action plans are developed as required. We view the board effectiveness assessment process as ongoing and dynamic to ensure proper and effective functioning of the board and its committees.

FEEDBACK	>	ANALYSIS	>	OUTCOMES

Feedback is collected through questionnaires and through one-on-one meetings between either the board chair or the chair of the nominating, corporate governance and risk committee and the directors.

The board is evaluated by all directors.

The board chair is evaluated by all directors, including the CEO.

The committees and committee chairs are evaluated by committee members.

Each non-executive director completes a self-assessment and has opportunity to provide feedback on fellow directors.

The CEO is evaluated by all non-executive directors.

The board and nominating, corporate governance and risk committee review the board assessment results.

The nominating, corporate governance and risk committee reviews the board chair assessment results.

The applicable committees review the committee assessment results.

The board chair and the chair of the nominating, corporate governance and risk committee review the committee chair assessment results and the director assessments.

The board chair and the chair of the human resources and compensation committee review the CEO assessment results and meet with the CEO to discuss. The board and the human resources and compensation committee discuss the CEO assessment results.

Priorities and action plans are developed for the board, the board chair, the committees, and the committee chairs, as required.

Development opportunities are identified, as required, for each director.

2024 MANAGEMENT PROXY CIRCULAR 35

Independent board assessment

A board effectiveness assessment was conducted by an independent governance advisory firm in 2022. The process included interviews with all directors and executive officers and an assessment of our board composition, succession planning and board renewal processes. The assessment results were presented to the board and an action plan was developed following the board’s review of the governance consultant’s advisory work. Progress on the action plan is being monitored by the nominating, corporate governance and risk committee and the next third-party board effectiveness assessment is scheduled for 2027.

Director development

Our directors are knowledgeable about our business and the issues affecting it, the nuclear industry, governance, compensation, and related matters. We believe that our director education program gives them additional knowledge to help effectively oversee our business and affairs and stay abreast of important developments and issues relevant to Cameco.

Orientation

Our onboarding and orientation program familiarizes new directors with Cameco, issues facing the company, our strategy, culture, and values, and what we expect of individual directors, the board and committees. All new directors receive orientation so they can be fully engaged and contribute to the board and committees in meaningful ways.

New directors receive mentorship from a longer serving director and orientation that includes:

•	a company and board orientation session on the organization, including Cameco’s history, culture and values, strategy and business, director expectations and corporate governance practices

•	information about Cameco and the uranium and nuclear industries, including copies of our recent regulatory filings, financial statements, governance documents and key policies

•	presentations from management on the nuclear industry

•	round-table discussions with the committee chairs and appropriate management representatives for committees they are joining.

All directors can participate in any part of the orientation program. Existing directors who join new committees also attend round table discussions as required.

Continuing education

The board recognizes the importance of continuing education for directors. Directors enhance their understanding of our business by attending:

•	presentations by management on issues relating to key business decisions, strategic planning and enterprise risks

•	presentations on topics requested by directors

•	Cameco-operated facility or other nuclear facility tours

•	conferences, webinars and seminars

•	informal social gatherings with senior management.

The nominating, corporate governance and risk committee is responsible for the board education program, which includes a budget and approval process. Educational needs are identified through the director self-assessment questionnaire, in individual meetings with either the chair of the board or the chair of the nominating, corporate governance and risk committee, and in board and committee meetings. The corporate secretary’s office regularly communicates with board members about educational opportunities, including relevant conferences, webinars and other events.

Management makes presentations to the board and committees throughout the year to expand the board’s knowledge of the business, the industry and the key risks and opportunities facing Cameco. Topical published materials are sent to directors or included in meeting materials as supplemental reading. Directors enhance their practical knowledge of Cameco’s operations and the nuclear industry through visits to Cameco-operated facilities or other nuclear facilities.

36 CAMECO CORPORATION

We pay for director education, including the cost for directors to attend conferences or seminars that the board deems appropriate for keeping abreast of developments in the uranium and nuclear industries, corporate governance, and the best practices relevant to their roles as Cameco directors and their responsibilities on specific committees. A board membership with the Institute of Corporate Directors (ICD) gives directors access to its director development and educational opportunities and governance resources. Directors attend sessions offered by the ICD, the National Association of Corporate Directors (NACD) and other education providers to stay current on developments in governance and areas relating to their committee responsibilities.

Our directors attended a number of conferences, webinars and e-forums in 2023 as summarized in the table below.

2023 Director development highlights

Nuclear industry, the uranium market and energy

World Nuclear Association Symposium 2023, World Nuclear Association (WNA)	Ian Bruce	Tim Gitzel
	Daniel Camus	Don Kayne
	Don Deranger	Leontine van Leeuwen- Atkins
Catherine Gignac

Market update, Tradetech management	All board members

New to the Game: A global growth perspective of SMR deployment progress	Catherine Gignac

Governance and compensation

ICD Annual conference – Breakthrough Boardrooms, ICD	Daniel Camus
Catherine Gignac
Leontine van Leeuwen-Atkins

Governance in Uncertain Times, ICD	Catherine Gignac
Leontine van Leeuwen-Atkins

Risk, ESG, sustainability and cyber security

Safety at Port Hope Conversion Facility, Cameco management	Ian Bruce Don Deranger Jim Gowans	Kate Jackson Don Kayne

Sustainability for Audit Committees, Deloitte	Leontine van Leeuwen-Atkins

The Future of Sustainability Reporting with ISSB Standards, ICD	Leontine van Leeuwen-Atkins

Tech-Savvy boards: Perspectives and Insights on Technology, Deloitte	Leontine van Leeuwen-Atkins

Supreme Court of Canada & Federal Impact Assessment Act, Cassels	Catherine Gignac

Navigating the AI Revolution, Caldwell Partners	Catherine Gignac

International Business: Understanding and Managing Risks, Athabasca University	Tammy Cook-Searson

Audit and finance

Quarterly and year-end accounting webcasts, PwC	Leontine van Leeuwen-Atkins

Audit Committee Roundtable, KPMG	Catherine Gignac

Audit Committee Forum, CPAB	Daniel Camus

Annual Mining Executive and Director Forum, KPMG	Daniel Camus

The economy and geopolitics

Kazakhstan Geopolitical Risk, PRISM	All board members

Implications of the Silicon Valley Bank collapse for board members, NACD	Catherine Gignac

Climate

ISSB Sustainability Standard, KPMG	All board members

Navigating Climate Governance: Legal Update for Directors, ICD	Leontine van Leeuwen-Atkins

Bill Gates on Nuclear Energy and Reaching Net Zero, IAEA	Leontine van Leeuwen-Atkins

360 by Deloitte Climate Week, Deloitte	Catherine Gignac

2024 MANAGEMENT PROXY CIRCULAR 37

Board committees

The board carries out its responsibilities directly and through its five standing committees. Committee work fulfills a specific governance role and supports our four measures of success – outstanding financial performance, a safe, healthy and rewarding workplace, a clean environment and supportive communities. The committee structure helps ensure directors can devote the requisite skills, time and attention to specific matters and supports the board in effectively overseeing our business and affairs and providing sound governance. Each committee sets aside time at each meeting to meet in camera and reports the business of its meetings to the board in a timely manner.

Committee responsibilities

Each standing committee assists the board in providing detailed oversight in key areas and has a mandate that sets out the duties and responsibilities of the committee and its chair. Each committee reviews its mandate annually and its performance against the committee mandate.

Specific matters that each committee oversees are addressed in the annual work plan, which drives the committee’s priorities and activities for the year.

Each committee chair is responsible for determining the meeting agenda, how often the committee will meet, the conduct of each meeting, and chairing the committee meetings, as set out in each committee mandate.

Committee membership

Committee membership is reviewed annually. We strive for periodic rotation of committee members but do not mandate it so we can benefit from the continuity and experience of committee members as appropriate. We also strive for periodic rotation of the committee chairs and each chair position is reviewed annually.

Changes are based on the recommendations of the board chair and the chair of the nominating, corporate governance and risk committee and are made in a way that seeks to balance continuity and the need for fresh perspectives, while recognizing each director’s particular areas of expertise.

Cross-committee attendance

Directors can attend any board committee meeting. All members of the board attend the portion of the human resources and compensation committee meetings on the succession plan, which includes audit and finance committee participation and discussion around the CFO and senior finance personnel.

The chair of the safety, health and environment committee attends the portion of the human resources and compensation committee meeting when it reviews the safety, environment and supportive communities’ corporate performance and sets targets for the following year. The chair of the audit and finance committee attends the portion of the human resources and compensation committee meeting when it reviews the financial corporate performance and sets targets for the following year.

The chair of the technical committee reports annually to the audit and finance committee on Cameco’s reserves and resources.

Access to management and outside advisors

The board and committees can invite any member of management, outside advisor or other person to attend their meetings.

Committees can engage outside advisors to assist in carrying out their duties, as authorized by their mandates. Individual directors can also engage outside advisors, as long as they receive prior approval from the nominating, corporate governance and risk committee. The human resources and compensation committee engaged an independent compensation consultant in 2023.

Committee reports

The following reports set out each committee’s key responsibilities and highlights for 2023.

38 CAMECO CORPORATION

Audit and finance committee

Daniel Camus

(chair since May 2019)

Ian Bruce (served until October 2023)

Catherine Gignac

Jim Gowans

Leontine van Leeuwen-Atkins

2023           2023

Meetings     Attendance

5   100%

The committee met separately with the chief financial officer, internal auditor and external auditor at every quarterly meeting.

100%

Independent and

financially literate

Daniel Camus is the audit and finance committee’s audit financial expert because he has financial expertise and meets the necessary requirements under US securities laws.

None of the committee’s members serve on the audit committee of more than two other public companies.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Key responsibilities

The audit and finance committee supports the board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, the adequacy and effectiveness of our internal controls and disclosure controls, legal, regulatory (excluding safety, health and the environment) and ethical compliance, the independence and performance of our external and internal auditors, oversight of specific risks, prevention and detection of fraudulent activities, and financial oversight.

2023 Committee highlights

Financial reporting

•  oversaw the quality and integrity of our accounting and financial reporting processes

•  reviewed and recommended the annual and quarterly financial statements and MD&A and quarterly press releases to the board for approval

•  reviewed and recommended the external auditors’ fees to the board for approval

•  approved the annual audit plan, including pre-approval of all services to be provided (see page 7 for details about the external auditor and the fees paid to them in 2023)

•  received regular reports from the external auditors on the audit of our financial statements and the results of their reviews of the unaudited quarterly financial statements

•  assessed the performance of the external auditors, including the regular review of audit quality indicators, and reviewed the annual meeting voting results of the appointment of the auditor

•  reviewed the auditor’s qualifications, independence and depth of business and industry knowledge and recommended the appointment of our external auditor for the coming year to the board

•  regularly met with the external auditor without management present

Risk oversight and compliance

•  reviewed the effectiveness and integrity of our internal control systems and disclosure controls

•  assessed the internal auditor, reviewed and approved changes to the internal audit mandate, and approved the internal audit plan for the year

•  received regular reports from the internal auditor on the fulfillment of its plan and its recommendations to management

•  regularly met with the internal auditor without management present

•  reviewed reports about our compliance programs, including the code of conduct and ethics and our global anti-corruption program

•  reviewed, and recommended to the board for approval, amendments to the code of conduct and ethics

•  reviewed related party transactions

•  reviewed policies and programs to monitor compliance with legal and regulatory requirements and received briefings on significant litigation matters

•  received briefings and reports on compliance with Cameco’s investment and hedging program

•  received reports on enterprise risks that the committee oversees

•  monitored the development of new international sustainability reporting requirements and standards to help ensure the full preparedness of the company

•  monitored the company’s progress on risks related to the closing the Westinghouse acquisition

•  received quarterly updates on the status of mitigation plans for risks that the committee oversees (including financial, fraud, and other risks within the committee’s mandate)

Financial oversight

•  received and reviewed financial reports and forecasts, (including consideration of Cameco’s outlook, finance and cash flow planning, and consideration of dividend, capital return and hedging strategies)

•  received and reviewed reports on our insurance program, directors’ and officers’ liability insurance and political risk insurance

•  received and reviewed the annual supply chain management report

2024 MANAGEMENT PROXY CIRCULAR 39

Human resources and compensation committee

Key responsibilities

The human resources and compensation committee supports the board in fulfilling its oversight responsibilities regarding human resource policies, executive compensation, executive succession and development, pension plan governance, and oversight of material risks assigned to the committee.

2023 Committee highlights

A letter from the chair of the human resources and compensation committee begins on page 62.

Compensation governance

•  monitored compensation trends and emerging issues

•  received and reviewed the annual compensation-related risk report

•  reviewed “say on pay” results

•  selected and managed the committee’s independent compensation consultant, approved its work plan, qualifications and fees, and considered its independence

•  reviewed and recommended an SEC/NYSE compliant executive incentive compensation recoupment policy to the board for approval

•  reviewed and recommended changes to the payout provisions upon retirement in the long-term incentive plan to the board for approval

•  reviewed the compensation disclosure in this circular

Executive and director compensation

•  reviewed executive compensation and incentive plan measures and recommended them to the board for approval

•  assessed performance against measures

Succession planning

•  reviewed succession planning with management and oversaw the succession planning process

Risk oversight

•  received reports on enterprise risks that the committee oversees

•  received quarterly status updates on the mitigation plans for risks that the committee oversees (including compensation risk, talent management risk, succession risk, and other risks within the committee’s mandate)

•  received and reviewed the annual compliance report on labour-related legislation and regulations

•  considered the risks associated with its compensation programs and concluded that they are not likely to have a material adverse impact on Cameco or its business

Pension plan governance

•  oversaw pension plan governance and management’s supervision of our pension plan, including updates to our governance documents

Don Kayne
(chair since May 2018)

Ian Bruce (served until October 2023) Daniel Camus Catherine Gignac (joined in December 2023) Kate Jackson Dominique Minière (joined in September 2023)

2023 Meetings	2023 Attendance
4	94%

100%
Independent

The committee has an external consultant who provides independent advice on executive compensation matters. Meridian Compensation Partners (Meridian) has been the committee’s consultant since December 2011, and it has not provided any services to management.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

40  CAMECO CORPORATION

Nominating, corporate governance and risk committee

Catherine Gignac

(chair since May 2021)

Ian Bruce (served until October 2023)

Don Deranger

Kate Jackson

Leontine van Leeuwen-Atkins

2023           2023

Meetings     Attendance[1]

4   75%

1  During a time period in 2023 two board members had serious personal matters that they had to attend to, and committee meeting attendance during this time period was lower than 100% as a result. These board members were briefed on, and had the opportunity to comment on, the business of the missed meetings.

100%

Independent

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Key responsibilities

The nominating, corporate governance and risk committee supports the board in fulfilling its oversight responsibilities by developing and recommending a set of corporate governance principles, identifying and recommending qualified individuals as members of the board and its committees, assessing the effectiveness of the board and committees, and overseeing the risk program.

2023 Committee highlights

Corporate governance

•  oversaw the board’s succession planning process, including the appointment of two new directors effective September 1, 2023

•  monitored governance trends and emerging issues, including the CSA’s proposal to update its corporate governance policy and requirements of the new Canadian Fighting Against Forced Labour and Child Labour in Supply Chains Act

•  reviewed, and recommended to the board for approval, revisions to our governance guidelines

•  reviewed director independence and conflicts of interest

•  assessed the size, composition, and mandates of the board and board committees

•  reviewed, and recommended to the board for approval, amendments to the board mandate

•  reviewed, and recommended to the board for approval, amendments to the director tenure policy for increasing the age from 72 years to 75 years

•  reviewed, and recommended to the board for approval, amendments to the board chair position description allowing for a one-year extension to the term for the board Chair

•  reviewed, and recommended to the board for approval, amendments to our risk policy

•  reviewed, and recommended to the board for approval, updates to the board competency and core attributes matrix

•  reviewed the board’s diversity policy

•  oversaw our director education program

•  oversaw orientation for the new directors

•  reviewed the update from Canadian Coalition for Good Governance (CCGG) on its meeting with Cameco board representatives

•  received an update on management’s stakeholder engagement activities related to governance matters

•  reviewed the board’s budget and recommended it to the board for approval

Risk oversight

•  oversaw our risk program

•  monitored governance-related risks and opportunities

•  received and reviewed an annual report on security of the board portal

•  oversaw Cameco’s political donations program

Board and committee assessments

•  oversaw the annual performance and effectiveness assessment and the ongoing actioning of objectives from the independent assessment in 2022

Governance disclosure

•  reviewed governance disclosure in this circular

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Safety, health and environment committee

Key responsibilities

The safety, health and environment committee supports the board in fulfilling its oversight responsibilities for safety, health and environmental matters, and sustainability/environmental, social and governance (ESG) reporting and disclosure.

2023 Committee highlights

Overseeing and assessing policies and management systems

•  oversaw our compliance with all relevant safety, health, environment and quality (SHEQ) legislation and our SHEQ policy and programs

•  received reporting on the annual review of Cameco’s management system measures in accordance with the Cameco management system

•  received reports on management’s benchmarking of our policies, systems and processes and monitored them against industry best practice

Monitoring and assessing performance

•  reviewed findings of safety, health and environment (SHE) audits, action plans, and results of investigations into significant events

•  monitored metrics and leading indicators implemented to drive continued improvements to our safety performance

•  reviewed the annual SHEQ budget to ensure sufficient funding for compliance

•  determined the environment and safety measures and results for executive compensation and related impact

•  monitored trends, significant events and emerging issues through reports from management

Risk oversight

•  received reports, presentations, and status updates on the mitigation plans for enterprise risks that the committee oversees (including safety, health and environment risks and other risks within the committee’s mandate, including the climate change risk)

•  received a presentation on safety from the General Manager of Cameco’s Port Hope Conversion Facility

•  received regular reporting on the company’s sustainability and ESG disclosure and reporting, including planning associated with implementation of the ISSB sustainability standards

Sustainability

•  reviewed, and recommended to the board for approval, the 2022 ESG report

•  received regular reporting on the company’s sustainability disclosure and reporting, including planning associated with implementation of the ISSB sustainability standards

Jim Gowans (chair since May 2015)
Ian Bruce (served until October 2023) Tammy Cook-Searson (joined in September 2023) Don Deranger Catherine Gignac Kate Jackson Don Kayne Dominique Minière (joined in September 2023)
2023 Meetings 4	2023 Attendance 91%
86% Independent

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

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Technical committee

Kate Jackson

(chair since August 2021)

Ian Bruce (served until October 2023)

Tammy Cook-Searson (joined in September 2023)

Don Deranger

Catherine Gignac

Dominique Minière (joined in September 2023)

Leontine van Leeuwen-Atkins

2023           2023

Meetings     Attendance

3   93%

The committee met separately with the leading qualified person at every meeting.

83%

Independent

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Key responsibilities

The technical committee supports the board in fulfilling its oversight responsibilities for estimating and disclosing mineral reserves and resources, and major technological, technical and operational matters.

2023 Committee highlights

Cyber security and digitization oversight

•  received regular reports on cyber security matters

•  received reporting on corporate network and external network penetration testing

•  received reports and updates on digitalization

•  received updates on the SAP/S4 Hana implementation project

Technical oversight

•  received presentations and reports on small modular reactors (SMRs)

Estimating mineral reserves and resources

•  confirmed our qualified persons for estimating our mineral reserves and resources

•  performed the due diligence process for the year-end reserves and resources reporting

•  reviewed management’s annual reserves and resources report and annual reconciliation of reserves to mine production and recommended them to the board for approval

•  received management reports on internal controls and procedures regarding mineral reserves and resources reporting

Disclosing mineral reserves and resources

•  monitored industry standards and regulations on estimating and publishing mineral reserves and resources information, and related issues and developments through reports from management

•  received reports from the leading qualified person on the mineral reserves and resources estimates and confirmed that the information has not been restricted or unduly influenced

•  received confirmation from the leading qualified person and chief operating officer that the information is reliable and that we will publish mineral reserves and resources estimates according to securities laws and regulations that apply to us

•  received confirmation from the leading qualified person that our disclosure controls for disclosing mineral reserves and resources estimates comply with industry standards

•  received presentations from management on committee oversight matters, including the impairment reporting prepared for the audit and finance committee, the external audit of Cigar Lake Extension mineral reserves and the status of the Cigar Lake technical report

Risk oversight

•  received reports on enterprise risks that the committee oversees

•  received status updates on the mitigation plans for risks that the committee oversees (including mineral reserves and resources risks, cyber security risks and other risks within the committee’s mandate)

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Our corporate governance

Key governance policies and practices

✓ Independent board. Six of our eight nominated directors (75%) are independent.

✓ Non-executive chair leads the board. We maintain separate chair and CEO positions and have had a non-executive, independent chair of the board since 2003.

✓ Share ownership. We require our directors and executives to own shares, or have an equity interest, in Cameco to align their interests with those of our shareholders and share ownership is disclosed.

✓ Majority voting for directors. We follow the CBCA requirements for electing directors (see page 16).

✓ Strong risk oversight. The board and committees oversee our risk management program and strategic, financial, operational and ESG risks.

✓ Formal assessment process. The directors assess the board, committees and individual director performance annually.

✓ Independent third-party review. The director assessment process includes an independent third-party effectiveness assessment every five years.

✓ Serving on other boards. We limit the number of other public company boards our directors can serve on, and serve on together.

✓ Board refreshment, director recruitment and board succession. We have term limits and a retirement age policy for directors.

✓ Diverse board. Our board has a diverse mix of skills, background and experience.

✓ Independent advice. Board committees have full authority to retain independent advisors to help them carry out their duties and responsibilities.

✓ Code of conduct and ethics. Directors, officers and employees must comply with our code of conduct.

✓ Long-standing stakeholder engagement. We communicate openly with shareholders and other stakeholders.

✓ Say on pay. We have held an advisory vote on our approach to executive compensation every year since 2010.

✓ Advance notice by-law. We provide the opportunity for a shareholder to make a director nomination and have them included in the management proxy circular for the annual meeting.

X No overboarding of directors. No directors sit on more than two other public company boards.

X No stock option awards for directors.

How the board operates

The board is responsible for supervising the management of our business and affairs, which includes overseeing management and our strategy.

The board encourages open dialogue and works within a climate of respect, trust and candour. The board fulfills its mandate by:

●  maintaining a governance framework that establishes broad areas of responsibility and has appropriate checks and balances for effective decision-making and approvals

●  making decisions that set the tone, character and strategic direction for Cameco

Governance guidelines

The board has formal governance guidelines that set out our approach to governance and the board’s governance role and practices. The guidelines help ensure we comply with the legal requirements and standards listed above and conduct ourselves in the best interests of Cameco. The guidelines are reviewed and updated regularly.

● approving the vision and value statements and enterprise-level policies developed by management
● regularly monitoring management, including its leadership, recommendations, decisions and execution of strategies to ensure that they carry out their responsibilities and deliver value.

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The board carries out its responsibilities directly and through its five standing committees. This provides proper oversight and accountability for specific aspects of governance, risk and Cameco’s business activities and affairs, and frees up the board to focus more on our strategic priorities, broader oversight of enterprise and ESG risks, and other matters (see Role of the board below and Board committees starting on page 38).

Role of the board

The company’s articles require our board to have between three and 15 directors. The board has decided that eight directors are to be elected at this year’s annual meeting.

Mandate

The board has a formal mandate (see Appendix B) that lists its specific duties and responsibilities including the following:

●	selecting, evaluating and, if necessary, terminating the CEO

●	assessing the integrity of the executives and helping ensure there is a culture of integrity throughout Cameco

●	strategic planning and monitoring our performance against the plan

●	succession planning and monitoring management’s performance and compensation

●	approving policies and procedures to manage our risks and overseeing management’s efforts to mitigate the corporation’s materials risks.

The board reviews its mandate annually. Each board committee has a mandate that lists the responsibilities and duties of the committee and chair (effectively setting out the committee chairs’ position descriptions) (see Board committees beginning on page 38). Each board committee’s mandate is also reviewed annually.

Overseeing the CEO

The CEO is appointed by the board and is responsible for managing Cameco’s affairs. This includes articulating our vision, focusing on creating value, and developing and implementing a strategic plan that will help Cameco achieve its corporate vision.

Our annual objectives become the CEO’s mandate for the year, and they include specific, quantifiable goals. The CEO’s objectives are reviewed by the human resources and compensation committee and approved by the board. CEO performance is assessed every year and includes assessment and feedback from all directors.

The CEO is directly accountable to the board and reports to the board and committees. The board has established clear limits of authority for the CEO, and these are described in our delegation of financial authority policy. The board must approve several kinds of decisions, including:

●	operating expenditures that exceed the total operating budget by more than 10%

●	unbudgeted project expenditures over $10 million per transaction, or over $50 million in total per year

●	cost overruns on budgeted project expenditures that are more than $15 million per transaction, or over $50 million in total per year

●	any acquisition or disposition of assets over $10 million per transaction, or over $50 million in total per year.

The CEO position description is available on our website (cameco.com/about/governance/ceos-role).

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Board oversight responsibilities

A significant portion of the board’s oversight responsibilities are focused on strategy, ESG and risk as described below.

Strategy oversight

Guidance and oversight on Cameco’s strategy is one of the principal roles of the board. Cameco’s board collaborates with management to plan and deliver our strategic goals, and is actively involved each year to develop, review and update Cameco’s strategic plan. The board committees are involved in the strategic planning process and provide oversight and accountability for specific areas of our strategic priorities. The board is also focused on ensuring our strategic priorities align with our vision and continue to demonstrate a commitment to our values of: safety and environment; people; integrity, and excellence. The board measures our progress and success in achieving our strategic plan by assessing performance results against our annual corporate objectives. The board also discusses potential adjustments to the strategic plan to reflect our progress and adapt to changes in our business and operating environment.

In 2023, in addition to a strategic planning meeting, the board devoted time at each regularly scheduled quarterly meeting to discuss strategic matters with management and assess progress on our strategic plan. The board focused on Cameco’s risks and opportunities, especially those arising from ESG and climate-related matters, ongoing geopolitical events, and production at our mining operations. A significant amount of time was spent overseeing the strategic Westinghouse acquisition.

The board remains focused on our strategy, which is to capture full-cycle value by:

●	remaining disciplined in our contracting activity and building a balanced contract portfolio in accordance with our contracting framework

●	profitably producing from our tier-one assets and aligning our production decisions in all segments of the fuel cycle with contracted demand and customer needs

●	being financially disciplined to allow us to execute on our strategy, invest in new opportunities that are expected to add long-term value, and self-manage risk

●

exploring other emerging opportunities within the nuclear power value chain, which align with our commitment to responsibly and sustainably contribute to decarbonization and help to provide secure and affordable energy.

You can read more about Cameco’s strategic priorities under Our strategy in our most recent MD&A. A discussion of the company’s strategy is also provided in our 2023 annual information form (AIF) and 2023 annual report, both of which are available on our website (cameco.com) and on SEDAR+ (sedarplus.com).

46 CAMECO CORPORATION

ESG oversight1

Our board is responsible for overseeing the integration of sustainability and ESG principles throughout the company. The board’s goal is to help ensure we operate as a sustainable business, optimizing financial returns while effectively managing risk, including ESG matters and climate-related risks. Oversight of sustainability and ESG reporting and disclosure, including climate-related reporting and disclosure, has been delegated by the board to the safety, health and environment committee for review and to make recommendations to the board.

ESG considerations are integrated in our strategic direction and our business planning processes and reporting. Chaired by the senior vice-president and chief corporate officer, our multi-disciplinary ESG steering committee reviews our approach to sustainability, ESG governance and reporting, and evolving trends. Key outcomes have been our annual ESG reports, which generally align with Sustainability Accounting Standards Board (SASB) and Task Force on Climate-Related Financial Disclosures (TCFD) principles.

In 2022, we undertook a planning process to outline our overarching Low Carbon Transition Plan, which included board, safety, health and environment committee, and executive participation throughout the process. Through the process, practical and achievable actions that we can take to decarbonize our operations and manage climate-related risks were identified. Key findings from this work were actioned throughout 2022 and 2023, including the undertaking of physical and transition-related climate scenario analyses to inform our overarching climate strategy. In addition, to support achieving our target of a 30% absolute reduction in our total Scope 1 and 2 greenhouse gas (GHG) emissions level by 2030 from a 2015 baseline, we have created tailored decarbonization pathways for each operationally controlled site. Our GHG emission reduction target and decarbonization pathways are important steps on the journey to achieve our ambition of being net-zero.

[1]	This section contains forward-looking information. For additional information about forward-looking information, please see page 105.

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ESG risks and opportunities are considered annually by the ESG steering committee, executive, and board. The chart below sets out the current allocation of ESG topics among the board and committees.

BOARD / BOARD COMMITTEES	ESG TOPICS

Board of directors	Business strategy Opportunity and impact of energy transition on business strategy

Nominating, corporate governance and risk	Oversight of the Risk Management Program Board diversity

Safety, health and environment	Regulatory compliance Occupational health and safety Radiation protection Public safety Water Tailings and mine waste Non-mineral waste Indigenous relationships Changing climate conditions

Operational and value chain energy and greenhouse gas (GHG) emissions management

Air emissions

Climate change-related policy and regulation (i.e., GHG emission pricing)

Biodiversity and land

Product safety

Transportation safety

Nuclear safeguards

Human resources and compensation	Inclusion and diversity, including our Indigenous workforce Pay equity	Unions (labour relations) Employee engagement and corporate culture

Audit and finance	Tax strategy Anti-competition Supply chain diversity spend	Anti-corruption Business ethics and integrity

Technical	Cyber security

The board also oversees the integration of certain sustainability factors (safety performance, a clean environment and supportive communities) into our executive compensation strategy as success in these areas is critical to Cameco’s long-term responsible success. For more information, see 2023 STI bonus starting on page 84.

You can find more information about our performance and achievements related to sustainability factors in our annual ESG report, which is available on our website (cameco.com).

Risk oversight

The nominating, corporate governance and risk committee assists the board in overseeing risk and management’s implementation of appropriate risk management processes and controls. Time is dedicated to risk identification, management and reporting at board and committee meetings. The board has a strategy session at every regular meeting to review strategic risks, which include risks to the key assumptions of our strategy. In 2023, the board spent time discussing risks relating to the uranium market, including the market outlook, geopolitical events, supply chain disruption, and risks relating to our acquisition of a 49% interest in Westinghouse Electric Company. Oversight of risk factors related to ESG matters is a core function of the board and the board also spent time discussing ESG-related risks, including climate-related risks.

Management consults with the board on ways it is enhancing its enterprise risk oversight practices, processes and controls. Key performance indicators (KPIs) are tracked to monitor progress against the program objectives. In 2023, the enterprise risk management (ERM) group continued to focus on consistency and integration of our program, and enhanced our understanding of assurance activities that support the effectiveness of risk-mitigating processes and controls. Continuous improvement continues to be a key component of Cameco’s risk management program, and consistency and efficiency remained significant areas of focus throughout the year. Management’s risk working group continued to meet regularly throughout the year, supporting the cross-functional sharing of risk identification and mitigation strategies across the company.

48  CAMECO CORPORATION

Risks identified throughout the organization are assessed and categorized as either functional, tactical or strategic risks:

●

Functional risks – risks that are considered preventable, and are identifiable and quantifiable, with little to no direct strategic impact or affect. Board committees are assigned oversight of these risks and receive updates on the effectiveness of the controls aimed at mitigating those risks.

●

Tactical risks – risks that could threaten Cameco’s medium-term objectives. They may be external and outcomes are identifiable, but uncertainty makes them difficult to assess. These risks are also assigned to the board committees and regular updates are provided, particularly if risks change or emerging issues arise.

●

Strategic risks – risks that threaten the key assumptions of our strategy. They are almost always external and outcomes can vary and are difficult to quantify. Board oversight and reporting is required for these strategic risks. Examples include risks related to nuclear demand, and the resultant impact on the uranium price, depletion of our uranium reserves, increased competition, regulatory impedance, attraction and retention of a skilled and diverse workforce, global geopolitical uncertainty, and risks related to our culture and loss of stakeholder support for our operations.

The table below shows the allocation of tactical and functional risks among the five board committees. Risks related to our acquisition of a 49% interest in Westinghouse have been allocated to the board for oversight. You can read about the board committees beginning on page 38 and compensation risk management on page 67.

Committee risk oversight responsibilities

Audit and finance	Human resources and compensation	Nominating, corporate governance and risk	Safety, health and environment	Technical

Oversees financial and legal risks, risks related to achieving economic value from our assets and risks related to supply chain disruptions	Oversees compensation, talent management and succession risks	Oversees the risk program and governance risks	Oversees safety, health and environmental risks related to our operations, including risks related to our tailings facilities and climate-related risks	Oversees risks related to technological and technical matters including cyber security risks and the estimating of our mineral reserves

Our annual information form (AIF) and annual report include more information about the risks relating to Cameco. The 2023 AIF and the 2023 annual report are available on our website (cameco.com) and on SEDAR+ (sedarplus.com).

Risk management

Our risk policy is supported by a formal risk management program. Our risk management program sets out a broad, systematic approach to identifying, assessing, monitoring, reporting and managing the significant risks we face in our business and operations, including consideration of ESG and climate-related risks that could impact our four measures of success: outstanding financial performance, safe, healthy and rewarding workplace, clean environment and supportive communities. Cameco’s ERM program follows the framework of ISO 31000: Risk Management – Guidelines and applies to all risks facing the company, including climate-related risks. The program is reviewed annually to help ensure that it continues to meet our needs. We use a common risk matrix throughout the company to assess and evaluate risks. Any risk that has the potential to significantly affect our ability to achieve our corporate objectives or strategic plan is considered an enterprise risk. These risks are validated by senior management and are monitored and reported on to the board and committees over the next year. Senior management receives regular risk updates and also reviews our progress in managing the top risks.

Our strategic planning and budgeting process includes management’s decisions to accept, mitigate or transfer identified risks. Employees throughout the company take on ownership of the risks specific to their area and are responsible for developing and implementing the controls to manage and re-assess risk. Our ERM framework captures emerging and evolving risk factors in these areas. You can read more about ERM in our 2023 MD&A and 2023 AIF and both documents are available on our website.

Information technology security

We protect our systems, information and physical assets through a cyber security program that aligns with the National Institute of Standards and Technology Cybersecurity Framework and we implement applicable security controls and benchmarks from the Center for Internet Security. We also work regularly with government organizations such as the Canadian Centre for Cyber Security, which provides regular updates on emerging issues. We have a well-

2024 MANAGEMENT PROXY CIRCULAR 49

defined incident response process in place which includes keeping external security specialist firms on retainer and having our security incident response interfaced with our corporate crisis management plans, which enables rapid response and activation of subject matter experts. Cameco does not have dedicated cyber insurance coverage.

On an annual basis, our internal audit team develops a risk-based internal audit plan, which covers one or more cyber security related subjects. As part of our integrated audit, we engage external auditors to complete reviews every year to examine our security controls and IT internal controls. We also commission third-party cyber security experts to complete external multistage penetration tests and use their findings to further enhance our security processes and controls. The results of the audits and penetration tests are reported to, and monitored by, the audit and finance committee and the technical committee, and the board as applicable. To date, Cameco has not experienced any significant data breaches, or any significant financial losses relating to cyberattacks, technology failure or security breaches.

Every employee plays a role in protecting Cameco from cyber security threats. We work to educate and inform our workforce to recognize potential threats and help prevent cyber-related incidents. When an employee joins the company, we provide cyber security awareness training and require completion of an annual mandatory e-learning module and sign-off that they will abide by Cameco’s policies and best practices for cyber security compliance. We also run a contractor module, and a special module for employees who use our industrial control systems. We supplement this training with awareness campaigns, emails on the topic, and articles in Cameco’s weekly email news bulletin and on our intranet.

The technical committee is responsible for overseeing our cyber security risk and receives regular status reports that include updates on mitigating plans and how the risk is tracked. In addition to the regular reporting to the technical committee, the board receives a quarterly briefing from the vice-president, business technology systems that includes a cyber-security dashboard report, which provides insight into external cyber risks faced by Cameco, trending on those risks, the potential impact of the threats to our cyber security and benchmarking information. The quarterly dashboard report also includes information about the current state of key security related controls, progress of current security initiatives, and provides updates on Cameco’s security program and playbook. It highlights changes to our cyber security risk profile, provides a self-rating, and describes how we are responding to the external environment.

Succession planning and leadership development

The board oversees succession planning to make sure we have a pool of qualified, diverse candidates for senior management positions, and ensure that we nurture talent and attract and retain key people for our long-term success. The human resources and compensation committee is responsible for helping ensure that there is an orderly succession plan for the position of the president and chief executive officer and other members of senior management, including in the event of an unforeseen emergency affecting the availability of any of these individuals.

Our leadership development program focuses on building advanced competencies throughout the organization, identifying high-potential employees and preparing them to take on more senior responsibilities and executive roles in the future. The composition of our senior management team is a direct result of this approach.

The human resources and compensation committee reviews an assessment of the operational and leadership competencies and other characteristics the committee believes are required to effectively manage our business and implement the strategic plan as approved by the board. The assessment also covers the development of these competencies and characteristics among current candidates for the CEO role and other executive roles in the organization. The human resources and compensation committee reviews succession planning for other senior management positions annually, and it involves the audit and finance committee when reviewing the succession plan for the CFO, controller and other senior finance roles. The board reviews the succession plan and has opportunities to meet high-potential employees through board presentations and informal social gatherings such as board events/dinners and site visits.

Commitment to inclusion and diversity

Diversity is an important factor in our ability to continue to innovate, manage change and grow as a respected industry leader and employer of choice. We understand the value of a diverse workforce and we embrace, encourage and support workplace inclusion and diversity. Members of a diverse workplace bring new ideas, perspectives, experiences, and expertise to the company.

Our diversity vision is to create a work environment where inclusion is the goal, and a diverse and representative workforce is our measure of success. We want a culture where each of our workers feels welcome, valued and an

50  CAMECO CORPORATION

integral part of the team. We recognize that to successfully progress towards this culture, we must engage members of the workforce throughout the journey. Our Inclusion and Diversity committee, which was established in 2021, champions this diversity work. Members are drawn from across the organization, helping us engage the workforce through open and respectful communication, advocating, leading and supporting change, and generating awareness and increasing understanding of the benefits of inclusion and diversity. The committee reports to the President and CEO and the senior vice-president and chief corporate officer.

Ongoing efforts are in place to help ensure the attraction, retention and development of women, Indigenous peoples, and other underrepresented groups at our operations.

We implemented a number of initiatives in 2023 to continue our progress in achieving our long-term inclusion and diversity plan:

●

engaged employees in important inclusion efforts through hosting events for International Women’s Day and Pride as well as created awareness and demonstrated support for National Day of Truth and Reconciliation and Black History Month

●	completed preparatory work for a pay equity plan that will be developed in 2024

●	rolled out mandatory respectful workplace training for all employees

●	completed an accessibility plan outlining planned commitments and actions to support the attraction and retention of persons with disabilities

●	expanded our offering of free menstrual products at all Canadian locations

●	began piloting psychological safety workshops with employees and providing leaders with tools to assist in creating an inclusive workplace.

Our formal commitment to inclusion and diversity is communicated company-wide through our value statements. Our people policy sets out our commitment to developing and supporting a flexible, skilled, stable and diverse workforce, and acting to eliminate racism wherever it exists. The policy is supported by multiple corporate human resource programs, standards and practices, including giving preference to Residents of Saskatchewan’s North (RSNs) for employment opportunities in our northern Saskatchewan operations. The policy is available on our website at cameco.com/about/governance/policies-programs.

Indigenous workforce

Cameco is a large employer of First Nations and Métis people and our Indigenous employees make up 50% of the workforce at our northern Saskatchewan operations.

In order to continue to build and sustain our Indigenous workforce, we offer strong support and development opportunities for our RSN employees, the majority of whom are Indigenous. This includes our talent acquisition and development practices, collaboration and participation agreements with northern communities and our community liaisons located in northern Saskatchewan. We also have a dedicated team of employees in our stakeholder and sustainability

Linking diversity objectives to compensation

We have compensable objectives in our short-term incentive plan relating to the development of our RSN and Indigenous workforce. See our 2023 STI scorecard on page 85 for details.

relations department at our head office in Saskatoon and human resources representatives at our four northern Saskatchewan operations and corporate office who focus on supporting our RSN employees.

In 2023, Cameco continued to focus on skill enhancement and training in northern Saskatchewan, including expanding the RSN work-placement program and implementing a revitalized apprenticeship program. Training courses were continued in 2023 and all 18 temporary work placements at the four northern Saskatchewan sites were completed. In addition to these work placements, Cameco placed nine apprentices in the updated apprenticeship program, held stakeholder consultation with communities in the local vicinity, and partnered with those communities to obtain external funding to be used as either wages or schooling. Representation of women in the work placements and the new apprenticeships was above 50%.

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Women in leadership

Cameco is committed to putting women in leadership at the forefront of our inclusion and diversity agenda. Following the initiatives conducted in previous years, in 2023, we continued to:

●	help ensure women were not disadvantaged for any recruitment opportunities, especially for roles traditionally held by men

●	help ensure members of underrepresented groups, particularly women were identified for developmental, promotion and progression opportunities

●	review pay equity and job promotion/progression processes to help ensure they are free of gender bias.

Most executive appointments are internal candidates, developed and promoted through our succession planning process. We strive for a complement of executives who are women and that at a minimum reflects the proportion of women in our workforce. We expect that our long-term inclusion and diversity plan will result in more women being identified and prepared for senior level positions at Cameco.

Women represent 35% of our senior management team (up from 28% three years ago). In early 2023, an additional woman was appointed to an executive officer position, so we currently have two executive officers who are women, representing 33% of executive officers, and five women who are vice-presidents. In addition, in 2022 a woman was appointed a general manager of Key Lake, one of our tier-one operations. Of our total Canadian workforce of 2,554, 635 employees (25%) identify as women.

Our succession planning framework is designed to build advanced competencies throughout the organization and to identify high-potential employees, including women, and prepare them to take on executive roles in the future.

In addition to internal on-demand coaching and team development sessions, our internal Digital Learning Centre promotes online courses which are centered around Cameco’s leadership competencies and cultural traits.

Diversity of senior management

We have a diversity plan with specific objectives each year to improve workplace diversity. Our efforts to date have focused on improving the diversity of Cameco’s talent at all levels and diversifying our talent pipeline, rather than setting specific targets for the representation of women, individuals with an Indigenous heritage, persons with disabilities or members of visible minorities among our executive officers, to improve diversity throughout the company. Although we have not set diversity targets for executive officers, we have a diverse team of executive officers – two (33%) of our executive officers are women, one of whom is a visible minority (17%). None of our executive officers has self-identified as Indigenous or a person with a disability.

A diverse senior management team is our goal and considered when addressing succession. We consider the representation of women, members of visible minorities, individuals with an Indigenous heritage and persons with disabilities when planning for leadership succession appointments of executives. Our current processes are helping us evaluate how to remove barriers to increase participation and representation and, ultimately, increase representation of these four groups. We expect the work we are doing will lead to qualitative and quantitative measures to assess the effectiveness of management’s actions.

The table below shows the change in gender diversity at Cameco over the last three years.

	Women

	2023	2022	2021

All employees	25%	24%	25%

Directors and above	25%	23%	21%

Vice presidents and above	35%	28%	28%

Executive officers	33%	20%	20%

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Internal controls

The board and committees are responsible for monitoring the integrity of our internal controls and management information systems.

The audit and finance committee oversees the internal controls, including controls over accounting and financial reporting systems, and receives regular reports on internal controls from management. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.

The internal auditor reports directly to the audit and finance committee chair and updates the committee quarterly, while the CFO makes quarterly presentations on our financial results and forecasts to the audit and finance committee and the board.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance that public reporting of our financial information is reliable and accurate, that our transactions are appropriately accounted for, and that our assets are adequately safeguarded. Management evaluates the effectiveness of our system of internal control over financial reporting.

Our expectations of directors

We expect each member of the board to act honestly and in good faith, and to exercise business judgment that is in Cameco’s best interest. We expect directors to bring their skills, experience and functional expertise to the board and to draw on a variety of resources to support their decision-making, including materials prepared by management, their own research and business experience, independent media reports on Cameco and the industry, and knowledge gained from serving on other boards.

We also expect each director to:

●	comply with our code of conduct and ethics and governance guidelines

●	promptly report any perceived, potential or actual conflict of interest

●	develop an understanding of our strategy, business environment, operations, performance, financial position and the markets we operate in

●	diligently prepare for each board and committee meeting

●	attend all board meetings, their committee meetings and the annual meeting of shareholders

●	actively participate in each meeting, and seek clarification from management and outside advisors to fully understand the issues

●	participate in our board education program

●	participate in the board, committee and director assessment process.

Code of conduct and ethics

Our code of conduct and ethics sets out how we uphold our value of integrity, and it applies to all employees, officers and members of Cameco’s board and subsidiary boards. The code describes our principles and guidelines for ethical behaviour at Cameco and with our shareholders, our communities and all our stakeholder groups.

We strive to create an environment where our employees live our values every day. Our code promotes the highest levels of personal conduct and ethical standards in compliance with applicable law, while promoting a spirit of fairness and honesty. The code encourages respect for privacy and confidential information and fosters open and honest communication and disclosure.

Our values define our culture and provide a framework for who we are, how we behave as we strive to achieve our purpose, and how we maintain an excellent reputation. The values and commitments we live by each day are organized according to the following four core themes.

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SAFETY AND ENVIRONMENT	INTEGRITY

●   The safety of people and protection of the environment are the foundations of our work. We all share in the responsibility of continually improving the safety of our workplace and the quality of our environment.

●   We are committed to keeping people safe and conducting our business with respect and care for both the local and global environment.

●   Through personal and professional integrity, we lead by example, earn trust, honour our commitments and conduct our business ethically.

●   We are committed to acting with integrity in every area of our business, wherever we operate.

PEOPLE	EXCELLENCE

●   We value the contribution of every employee and we treat people fairly by demonstrating our respect for individual dignity, creativity and cultural diversity. By being open and honest, we achieve the strong relationships we seek.

●   We are committed to developing and supporting a flexible, skilled, stable and diverse workforce, in an environment that:

●   attracts and retains talented people and inspires them to be fully productive and engaged

●   encourages relationships that build the trust, credibility and support we need to grow our business.

●   We pursue excellence in all that we do. Through leadership, collaboration and innovation, we strive to achieve our full potential and inspire others to reach theirs.

●   We are committed to achieving excellence in all aspects of our business.

The code provides guidance on the most relevant issues related to business ethics, such as anti-bribery and corruption, competition law and antitrust violations, human rights, and conflicts of interest, and is supported by our global anti-corruption, competition law, disclosure and respectful workplace programs. Through our code and these programs, we have implemented several compliance measures, such as compliance training, confidential reporting channels and business ethics awareness.

Our governance and compliance structures and processes include the following:

●	our code details our high ethical standards, which are embedded in our internal training programs

●

compliance professionals throughout the organization follow legislative, governance, regulatory and compliance rules, trends and best practices, and strive to maintain a high level of good governance and a compliance mindset across Cameco

●	policies and reporting mechanisms include an ethics (whistleblower) hotline and incident reporting procedures that seek to protect anonymity and confidentiality

●	our privacy officer provides guidance to the company on privacy matters

●	strict policies on conflicts of interest, disclosure of material information, and insider trading.

We review the code every year and promptly communicate any changes.

Training

New employees and board members receive training on the code and must certify when they join the company or the board that they will comply with the code. The training includes key topics such as fraud prevention, privacy matters, acceptable gifts and invitations from vendors, anti-corruption compliance, and respectful workplace. Directors and employees declare any actual, potential or perceived conflict of interest, and plans are put in place to mitigate any potential conflicts.

In 2023, all employees completed online training. Directors, officers, and employees who have senior management responsibilities or work in supply chain management, internal audit, investor relations, finance/treasury/tax, business

54  CAMECO CORPORATION

technology services, marketing, corporate development, legal, human resources, and our executive offices are required to complete training on the code (which includes a declaration form) every year as set out in the code.

Raising concerns

Employees are encouraged to discuss any concerns or potential violations of the code with their supervisor, manager or human resources representative, or notify the legal or internal audit departments or any member of the executive team. If they are uncomfortable doing so, or if they are not satisfied with the action taken to address their concerns, anyone, at any time, can report a concern or violation of the code confidentially and anonymously online, by phone or by mail through our ethics (whistleblower) hotline.

Our conduct and ethics committee reviews concerns and investigates ethics-related matters under the direction of the audit and finance committee. The audit and finance committee reviews concerns relating to senior management and directors, and reports to the board on Cameco’s compliance with the code.

We are committed to respecting human rights and treating all employees fairly, including providing a harassment-free work environment. We have employee training and protocols for preventing, reporting and addressing harassment and prohibit retaliation against employees who raise concerns or complaints in good faith. Employees also receive training on a respectful workplace and unconscious bias.

Avoiding conflicts of interest

Directors do their best to avoid situations where their interests might conflict with their duty to act in Cameco’s best interest. Each director must promptly report a potential, perceived or actual conflict of interest to the corporate secretary and not participate in any discussions or decisions about the matter.

The corporate secretary maintains a list of issues and potential conflict situations and monitors them on an ongoing basis. The corporate secretary helps identify when actions may be desirable and consults with legal counsel as necessary to determine whether a director has a conflict.

Related party transactions

The code requires directors, officers, and employees to report any related party transactions. In 2023, there were no material conflicts of interest or related party transactions reported by the board, the CEO, or other senior executives.

Our governance guidelines require a director to promptly inform the corporate secretary if an actual, potential, or perceived conflict of interest arises. The corporate secretary will bring the matter to the attention of the nominating, corporate governance, and risk committee right away for review and recommendation to the board.

If a director has an actual, potential or perceived material interest in a transaction or agreement involving Cameco, they do not participate in any committee or board discussions or decisions related to the possible conflict. Any transactions between Cameco and its officers or directors, other than routine transactions and situations arising in the ordinary course of business consistent with past practice, are reviewed by the audit and finance committee. A conflict of interest and mitigating plans must be approved by the board upon the recommendation of audit and finance committee. If a situation arises between scheduled committee meetings, the chair of the committee has the authority to review the transaction or situation and report the results to the committee at its next meeting.

The board reviews related party transactions when it conducts its annual review of director independence. The nominating, corporate governance and risk committee reviews the definition of independent director and related definitions to assist in determining director independence. The committee also reviews any potential conflicts of interest involving a director for determining independence and assesses whether a potential conflict limits or impairs the role of the director, before recommending to the board directors for nomination for election or appointment to the board.

Our internal audit, accounting, human resources, and legal departments review any declared conflicts of interest or related party transactions reported by officers and employees, as applicable.

Serving on other boards

We believe that directors must be able to commit the necessary time to effectively serve on our board. This means our directors must devote sufficient time to properly prepare for and attend board and committee meetings, understand the issues, and participate in each meeting. Our directors do not serve on the boards of competitors and cannot join organizations or groups that may have adverse interests, unless they have the board’s permission. Our governance guidelines state that a Cameco director who is an active CEO can serve on a maximum of two public company

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boards, including their own board and Cameco’s board. Our CEO can serve on one other board with the consent of Cameco’s board. Other directors can serve on a maximum of four public company boards, including Cameco’s board. Members of our audit and finance committee cannot serve on the audit committees of more than two additional public companies without the board’s approval.

The chair of the board or the nominating, corporate governance and risk committee discusses board memberships with each director during their annual interview, including their commitment to the Cameco board and capacity to handle the board and committee workload.

Directors must advise the chair of the board, the chair of the nominating, corporate governance and risk committee, the CEO, and the corporate secretary if they are considering a directorship with another public company. A director can temporarily exceed the limit by one directorship if they declare an intention to resign from, or not stand for re-election to, at least one other board as of that company’s next annual meeting.

Board interlocks

A board interlock occurs when directors serve together on another board. We do not allow more than two directors to serve together on another public company board and we do not allow directors to serve together on more than two other public company boards.

We do not currently have any board interlocks.

Change in principal occupation

Directors must notify the board chair, the chair of the nominating corporate governance and risk committee, and the corporate secretary if and when they accept any new position, including any employment with another organization. The director must promptly offer their resignation and the board will decide whether to accept the resignation taking into consideration whether a real or apparent conflict of interest would result and whether the change impacts the director’s business associations, qualifications, independence or other credentials.

Stakeholder engagement

We recognize the importance of strong and consistent engagement with stakeholders. The long-term sustainability of our business is dependent in part on our ability to effectively build relationships with our stakeholders and work constructively with them for our mutual benefit.

Informed by best practices, our approach to engagement involves setting standards for ways to meaningfully engage with stakeholders. We are committed to having constructive and open dialogue with stakeholders throughout the year on a variety of issues, including our financial performance and business strategy, our policies on corporate governance, our executive compensation program and practices, and our approach to ESG-related matters.

Through regular, ongoing engagement, stakeholders can increase their knowledge about Cameco and we can receive their views on our practices, strategy and disclosure and answer questions so there is a shared understanding about how Cameco plans to create long-term, sustainable value. We consider all feedback and have enhanced our practices and disclosure over the years as a result.

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Disclosure

We provide timely, open, complete, accurate and balanced information in our disclosure documents.

The table below sets out the disclosure responsibilities of management and the board and board committees. The audit and finance committee is responsible for overseeing the review of our disclosure controls and procedures once a year and recommending any significant changes to the board for approval.

Disclosure responsibilities

Disclosure committee

The disclosure committee includes members of senior management and is responsible for:

●   reviewing all news releases and public filings containing material information prior to their release

●   evaluating the design and effectiveness of our disclosure controls and procedures to make sure they continue to provide reasonable assurance that information is gathered promptly and accurately, so we can develop appropriate public disclosure that complies with legal requirements

●   providing regular updates on our public disclosure to the audit and finance committee

Board committees

Each board committee reviews the significant public disclosure relevant to its mandate before the board considers it for approval:

●   the audit and finance committee reviews the annual and interim financial statements, management’s discussion and analysis (MD&A) and related news releases

●   the technical committee reviews the reserve and resource estimates and technical reports

●   the human resources and compensation committee and the nominating, corporate governance and risk committee review this management proxy circular

●   the safety, health and environment committee reviews the ESG report

Board

The board also reviews and approves the following publicly filed documents:

●   prospectuses

●   annual information forms

●   US Form 40-F filings

●   reporting in compliance with the Fighting Against Forced Labour and Child Labour in Supply Chains Act

●   other disclosure documents that must be approved by the directors according to securities laws, securities regulations, stock exchange rules or other legislation applicable to Cameco

The CEO and the CFO meet regularly with investment analysts and institutional investors. Our website (cameco.com) has information for shareholders, investment analysts, media and the public. Our Investor Relations department also provides information to shareholders and responds to general questions or concerns.

You can contact our Investor Relations department by:

Phone:	306.956.6340
Email:	go to the Contact section of our website and complete the email form.

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Engagement with the investment community

Our investor relations objective is to provide clear, consistent, accurate and transparent communications to the investment community to facilitate informed investment decisions. We communicate regularly in various ways and the following is a summary of our engagement activities with the investment community:

Type of engagement	Frequency	Who engages	Who we engage with

Conference calls	Quarterly	Senior management	The investment community to discuss our progress on our strategy and the trends we are seeing in the market

Conference calls	Ad hoc	Senior management	Specific investors and the investment community generally as required to address other publicly disclosed material company matters

Annual meeting of shareholders	Annually	Board of directors and senior management	Holders of Cameco common shares are invited to attend the annual meeting of shareholders to vote their shares and participate in the items of business

News releases	As required	Senior management	Disclose material and other information in news releases to the media throughout the year

Non-deal investor road shows	Continuous	Senior management	Individual meetings with security holders to discuss publicly disclosed information about our business and operations, answer questions and obtain feedback

Conferences	Continuous	Senior management	Investment community to discuss our business and operations and key industry topics

Meetings, calls, discussions	As required	Investor relations	Investment advisors and institutional and non-institutional shareholders to address any shareholder-related concerns and point them to publicly available information

Direct board and shareholder engagement	As requested	Chair of the board (and other directors as may be identified by the chair)	Significant shareholders to address specific topics and related issues

Regular meetings	Annually	Senior management	Proxy advisory firms like to discuss any issues or concerns or to receive feedback on a particular matter

Ad hoc meetings as requested	As requested	Chair of the board, chair of identified committees Senior management	Shareholder advocacy groups to discuss any issues or concerns or to obtain feedback on a particular subject matter

Say on pay

We have held a “say on pay” advisory vote every year since we introduced it in 2010 and have consistently received strong support from shareholders. We monitor developments in executive compensation and evolving best practices to make sure our policies, programs and decisions are appropriate.

We do a risk assessment of our executive compensation program every year and review our compensation programs and governance to support any changes to our business strategy and facilitate alignment with the market and best practices. In 2023, 95.39% of the votes were in favour of our approach to executive compensation. You can write to the board or human resources and compensation committee chair about your views on executive compensation.

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How to engage with the board

You can engage with members of the board by contacting the corporate secretary at corporate_secretary@cameco.com, or by writing to us at our head office address below. You can write in confidence to the chair of the board, the committee chairs or the independent directors as a group. Send your sealed envelope to our corporate office:

Cameco Corporation 2121-11th Street West Saskatoon, SK S7M 1J3 Private and strictly confidential Attention – Chair of the board of directors	You can also use this address to write to the chair of the audit and finance committee or the human resources and compensation committee.
Make sure you indicate on the envelope who your letter is addressed to. Envelopes will be delivered unopened to the appropriate party.

Other information

Voting results

We promptly disclose the voting results of our shareholder meetings. We will disclose the voting results on the items of business voted on at this year’s meeting in our report on the 2024 annual meeting, which will be released shortly after the meeting. Go to our website (cameco.com/invest/2024-annual-meeting) or SEDAR+ (sedarplus.com) following the meeting to see the voting results.

Shareholder proposals

Shareholders who meet eligibility requirements under the CBCA can submit a shareholder proposal as an item of business for our annual shareholder meeting in 2025. Proposals must be submitted to our corporate secretary between December 7, 2024 and February 10, 2025 for next year’s annual meeting.

Advance notice by-law

Shareholders who collectively own more than 5% of Cameco’s outstanding shares may nominate individuals to serve as directors and have their nominations for election included in our management proxy circular for the annual meeting by submitting a shareholder proposal in compliance with the provisions of the CBCA. We did not receive any shareholder proposals for this year’s meeting. Shareholder proposals for our 2025 annual meeting of shareholders must be received between December 7, 2024 and February 10, 2025.

Our by-laws require shareholders who wish to nominate directors to give advance notice of the nominations. These requirements are intended to provide a structured, transparent and fair process with a view to providing shareholders an opportunity to submit their proxy voting instructions on an informed basis. In accordance with the by-laws, written notice of nominations must be provided to our corporate secretary no later than 30 days and no more than 65 days prior to the date of the annual meeting and must include the information prescribed in the by-laws. Our by-laws are available on our website (cameco.com/about/governance) and are filed on SEDAR+ (sedarplus.com).

Accessing our governance and other regulatory disclosure

Our key governance documents are available on our website (cameco.com/about/governance):

●	articles and bylaws

●	our governance framework

●	our governance guidelines

●	our code of conduct and ethics

●	the mandates of the board and its committees

●	definition of independent director and related definitions
●	board diversity policy

●	board education program

●	position descriptions for the board chair and the CEO

●	director and executive share ownership guidelines

●	executive incentive compensation recoupment policies.

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Our disclosure documents are available on our website (cameco.com), and filed publicly on SEDAR+ (sedarplus.com) and EDGAR (sec.gov/edgar.shtml), including:

●	2023 annual report, which includes financial information about us, as provided in the audited financial statements and MD&A for our most recently completed financial year

●	subsequent quarterly reports

●

our most recent annual information form, particularly the Governance – About the audit and finance committee section which has additional information about our audit and finance committee, the audit and finance committee mandate (in Appendix A of that document) and other information required by Canadian securities regulators

●	our code of conduct and ethics, articles of incorporation and bylaws, and the board committee mandates

●	our voting results following the annual meeting of shareholders.

Filings with the SEC are available under company filings on its website (sec.gov). You can request free printed copies of these documents by writing to the corporate secretary at corporate_secretary@cameco.com, or at Cameco Corporation, 2121-11th Street West, Saskatoon, SK S7M 1J3.

Compliance

Cameco is a public company and our shares trade on the TSX and the NYSE. We comply with applicable corporate governance guidelines and requirements in Canada and the United States, including:

●	the corporate governance standards that apply to Canadian companies listed on the TSX

●	the requirements of the Sarbanes-Oxley Act of 2002

●	the NYSE corporate governance standards that apply to foreign private issuers registered with the SEC in the US.

We also voluntarily comply with most of the NYSE corporate governance standards that apply to US issuers, with the following exceptions:

●

Shareholder approval of equity compensation plans – we comply with the TSX rules, which require shareholders to approve equity compensation plans only if they involve newly issued securities. The NYSE standards require shareholders to approve the plans and any material revisions, whether or not the securities issued under the plans are newly issued or purchased on the open market, subject to a few limited exceptions

●

Appointment of auditors – we comply with the CBCA, which requires that the auditors be appointed by the shareholders at the company’s annual meeting. The NYSE standards require the audit committee be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. However, there is an exception for foreign private issuers that are required under a home country law to have auditors selected according to home country standards. Our audit and finance committee is responsible for evaluating the auditors and recommending the appointment of the auditors to the board, who recommends the appointment to shareholders.

This circular contains statements and information about our expectations for the future. See page 105 to read about forward-looking information.

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Executive compensation

This section tells you about compensation governance, our approach to compensation, program components, the board's decisions about 2023 executive pay and how pay aligns with our performance.

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Message from the Chair of the Human Resources and Compensation Committee1

Dear shareholder,

The human resources and compensation committee oversees all aspects of executive compensation, succession planning and leadership development at Cameco. On behalf of the committee and the board, I am pleased to discuss our approach to executive compensation and provide insights to this year’s executive compensation decisions.

Approach to compensation

Cameco’s compensation program supports its vision of energizing a clean-air world. The program is designed to link compensation to strategy and performance and to align the interests of our executives with the interests of our shareholders. It ties a significant portion of executive pay – including equity-based compensation – to the achievement of objectives that focus the executive team on Cameco’s long-term success and sustainability.

The committee reviews Cameco’s strategy and business plan and recommends performance measures and targets to the board that reflect Cameco’s four measures of success – outstanding financial performance, a safe, healthy and rewarding workplace, a clean environment and supportive communities. The committee assesses corporate and executive performance against these measures and targets to make its compensation decisions, including the payouts of incentive awards.

2023 Performance and compensation

2023 was a transformative year for Cameco. The company delivered strong financial performance, increased uranium production, created tailored decarbonization pathways for each site to support its greenhouse gas emission reduction targets, advanced its digital transition across the enterprise, and closed the strategic acquisition of 49% of Westinghouse.

Cameco’s 2023 financial performance was supported by higher sales volumes and improved realized prices in its uranium and fuel services segments and reflects the continued transition back to a tier-one cost structure. Management continues to sustain a strong safety culture, prioritize the health and safety of workers and people in the communities where we operate, and reinforce Cameco’s support for and development with the Indigenous community.

Incentive compensation decisions

The short-term incentive (STI) plan focuses on the achievement of specific annual objectives tied to Cameco’s corporate strategy. Performance measures and targets are grouped into our four measures of success, reflecting a holistic approach to performance that includes both financial and sustainability measures. We believe that each component is integral to Cameco’s overall success and that together they ensure Cameco’s long-term responsible success.

The 2023 STI corporate performance multiplier was calculated at 111.1% and reflects:

•	financial performance that was above target for budgeted adjusted net earnings[2] and above threshold for cash flow from operations[2]

•

safety performance that was at maximum payout for our leading indicators, but below threshold for the lagging indicator (total recordable incident rate (TRIR)). Although the TRIR rate was higher than we strive for, most of the recordable injuries were relatively minor with little potential for more serious outcomes. While we recognize the long-term positive trends in Cameco’s safety culture, management continues to take the important steps required to mitigate injuries

•

environmental performance that delivered the development of decarbonization pathways at all operationally controlled sites for maximum performance, and overall target performance for completion of annual environmental performance targets

•

performance related to supportive communities that was above target, reflecting significant progress on skill enhancement, continued training courses and work placements, and the implementation of a revitalized apprenticeship program for our northern Saskatchewan operations, with strong representation of women in the work placements and apprenticeships.

Detailed results are set out in our 2023 STI scorecard beginning on page 84.

Performance share units (PSUs) reward strong absolute and relative performance over a three-year period and the payout value is tied directly to Cameco’s total shareholder return. We have revenue and operations measures to align incentive

[1]	This section contains forward-looking information. For additional information about forward-looking information, please see page 105.

[2]	This is a Non-IFRS financial measure (see page 86). The impact of the foreign exchange rate and the Westinghouse acquisition were removed in the calculation.

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compensation with management’s ability to improve corporate performance over a three-year period while maintaining a balanced, longer-term focus on delivering value. The 2021 PSU awards had two equally weighted performance measures: (i) a revenue measure of relative average realized uranium price compared to industry benchmarks and (ii) an operations measure that included all-in sustaining cash costs and the advancement of critical projects.

The 2021 PSU awards vested on December 31, 2023 with a performance factor of 80.8%, reflecting performance that was above target for Cameco’s three-year relative realized uranium price, between threshold and target for lower all-in sustaining cash costs, and below threshold for the completion of critical projects due to project delays (see page 88).

President and Chief Executive Officer (CEO) compensation

The committee’s process for assessing CEO performance incorporates feedback from all directors. The committee discusses CEO performance and feedback received before making its recommendations on CEO compensation to the board.

A significant component of CEO compensation is at risk and contingent on performance. Tim Gitzel’s 2023 total direct compensation was $7,234,000, a 6% increase from 2022. This includes a 7% increase in base salary, an STI award of $1,738,000 which reflects above target corporate performance and exceptional individual performance and leadership during a transformative year for Cameco, and a long-term incentive (LTI) award of $4,326,800 allocated 60% to PSUs and 40% to RSUs. Tim is a highly seasoned senior executive with deep industry experience and he continues to demonstrate exemplary leadership of Cameco in a manner that retains trust, respect and credibility with our investors, employees and key stakeholders.

Looking ahead to 2024

The committee regularly reviews Cameco’s compensation program and practices and makes adjustments to support Cameco’s business needs and align with market trends and best practices. Performance measures for the short- and long-term incentive plans are linked to Cameco’s strategic plan and reward annual and long-term success. We scrutinize and test Cameco’s measures annually to ensure there is stretch within the incentive program, including a thoughtful examination of threshold, target and maximum levels for all measures.

Base salaries for four of the named executives will increase 3.5% in 2024 to reflect external market projections, external benchmarking, the broad scope of roles at Cameco and the deep experience of the team. Tim Gitzel, will not receive a salary increase, but will receive a 5% increase in his target STI award (from 125% to 130%), which takes into account external benchmarking and recognizes his high performance and long tenure as CEO.

We are confident that Cameco’s compensation program is sound, continues to be effective, links pay to performance, and aligns with Cameco’s vision of energizing a clean-air world.

The committee oversees succession planning to ensure effective development of leadership talent and an orderly transition to senior executive roles as required. The committee remains focused on diversity as an important factor in Cameco’s ability to continue to innovate, manage change, and grow as a respected industry leader and employer of choice.

Thank you for your support

The compensation discussion and analysis (CD&A) that follows this letter includes detailed information about Cameco’s compensation philosophy, pay-for-performance program, 2023 results, and compensation governance.

We are holding our annual “say on pay” advisory vote at our 2024 annual meeting in keeping with our ongoing commitment to good governance and regular shareholder engagement. Last year Cameco’s shareholders voted 95.39% in favour of our approach to executive compensation. We are encouraged by the consistently strong support we receive from shareholders and value all feedback on executive compensation and other governance matters.

The committee remains confident in Cameco’s future prospects and we look forward to working on human resources and compensation matters that are such an important aspect of Cameco’s success.

Sincerely,

Don Kayne

Chair, Human Resources and Compensation Committee

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Compensation discussion and analysis

The human resources and compensation committee ensures our executive compensation program is competitive, based on sound decision-making, pays for performance, motivates and attracts talent, and focuses on creating long-term value.

WHAT WE DO

✓	Pay for performance. 83% of the CEO’s compensation is at-risk pay – it is variable, contingent on performance and not guaranteed.

✓	Share ownership. We require our executives to own equity in Cameco, and to acquire additional shares using the proceeds from redeeming or exercising vested equity awards until they have met their target ownership.

✓	Performance based vesting. 60% of the long-term incentive vests at the end of three years based on our absolute and relative performance against two equally weighted measures (a financial measure and an operations measure).

✓	Benchmarking. We benchmark executive compensation against a size and industry appropriate comparator group and target compensation at the median of the group.

✓	Caps on incentive payouts. Payouts are capped under our STI and PSU plans. The human resources and compensation committee and the board cannot use their discretion to exceed the caps.

✓	Stress testing and back testing. We stress test different scenarios to assess appropriateness of pay and avoid excess risk-taking, and the committee considers long-term incentive awards previously granted when granting new awards.

✓	Clawbacks. Our clawback policies apply to all named executives and all incentive compensation awarded.

✓	Independent advice. The committee receives compensation advice from an independent advisor.

✓	Disclosed realized and realizable pay. The value ultimately realized from a long-term incentive award can be significantly different from the grant value. Share price is only one factor that affects the payout value.

✓	Modest benefits and perquisites. These are market competitive and represent a small part of total executive compensation.

✓	Employment agreements. Employment agreements with the named executives protect specialized knowledge, contacts and connections obtained while at Cameco.

✓	Double trigger. The severance provisions in our executive employment agreements and our LTI plans have double triggers in the event of a change of control.

WHAT WE DON’T DO

x	No repricing of stock options.

x	No tax gross-ups.

x	No excessive severance obligations.

x	No bonus amounts or value of equity awards included in pension calculations.

x	No hedging of shares or equity awards.

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2023 Named executive officers

Our 2023 named executive officers (named executives) include the chief executive officer, chief financial officer and the next three most highly compensated officers at December 31, 2023, as listed below.

Name and title	Background and experience

Tim Gitzel President and Chief Executive Officer

Tim Gitzel was appointed president and chief executive officer on July 1, 2011 and has over 30 years of senior management experience in the uranium sector. He previously served as senior vice-president and chief operating officer at Cameco.

Prior to joining Cameco, Tim was executive vice-president, mining business unit for Orano (formerly AREVA) in Paris, France, where he was responsible for global uranium, gold, exploration and decommissioning operations in 11 countries. See the director profile on page 20 for his complete biography.

Grant Isaac Executive Vice- President and Chief Financial Officer

Grant Isaac was appointed executive vice-president and chief financial officer on February 1, 2023. Prior to this promotion, he served as senior vice-president and chief financial officer since July 1, 2011. He has executive oversight responsibilities for finance, tax, treasury, investor relations, strategy and risk, and marketing. Grant was previously senior vice-president, corporate services from 2009 to 2011.

Grant is a member of the Westinghouse board and serves as the chair of its audit committee.

Prior to joining Cameco, Grant was a professor at the Edwards School of Business, University of Saskatchewan beginning in 2000 and was appointed as the Dean of the Edwards School of Business in 2006. Grant earned a BA (economics) and an MA (economics) from the University of Saskatchewan and a PhD from the London School of Economics.

Brian Reilly Senior Vice- President and Chief Operating Officer

Brian Reilly was appointed senior vice-president and chief operating officer on July 1, 2017 and has executive oversight responsibilities for our fuel services division, mining operations, technical services and operational excellence. He was previously vice-president, mining, projects and technology. Brian’s career at Cameco began at Cameco Australia in 2011 where he was managing director responsible for strategic vision, planning and overall direction.

Prior to joining Cameco, Brian held the position of president & CEO of Titan Uranium and previous positions with Orano (formerly AREVA), including vice-president human resources and industrial relations. At Orano, Brian was responsible for coordinating and developing the KATCO project in Kazakhstan and the Kiggavik project in Nunavut.

Alice Wong Senior Vice- President and Chief Corporate Officer

Alice Wong was appointed senior vice-president and chief corporate officer in July 2011 and has executive oversight responsibilities for human resources, safety, health, environment, quality, regulatory relations, business technology services, supply chain management, internal audit and corporate ethics.

Alice’s career with Cameco spans 35 years. Previous roles include vice-president safety, health, environment, quality and regulatory relations. She also held leadership positions in corporate responsibility, communications, community investment, government relations and investor relations and has experience in marketing, corporate development and strategic planning. Alice has been a member of the board of Hecla Mining Company (NYSE:HL) since February 2021 and holds the ICD.D designation from the Institute of Corporate Directors.

Sean Quinn Senior Vice- President, Chief Legal Officer and Corporate Secretary

Sean Quinn was appointed senior vice-president, chief legal officer and corporate secretary on April 1, 2014. Sean has executive oversight responsibilities for legal, corporate development, exploration and our Kazakh joint venture. Sean was previously vice-president, law and general counsel from 2004 to 2014.

Sean’s career with Cameco spans more than 30 years. He has been at the forefront of Cameco’s major international business deals, including most recently, Cameco’s acquisition of 49% of Westinghouse. Sean serves on the Westinghouse board and as chair of the GLE board, and he served on the board of Bruce Power from 2007 to 2014, representing Cameco’s investment.

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Compensation governance

The board has ultimate responsibility for compensation at Cameco. It oversees our compensation policies and practices and assesses compensation based on balanced short- and long-term performance, relative to pre-determined measures for financial performance, operational excellence and sustainability. The board can use its discretion to reduce compensation or, in limited circumstances, adjust compensation upward (subject to not exceeding any caps).

The human resources and compensation committee assists the board in overseeing our human resources policies and programs, executive compensation, succession planning, pension plans and director compensation. The committee reviews all policies and programs relating to executive compensation, which involves:

1.	Establishing the annual corporate objectives to assess performance

2.	Determining the base salaries, short-term incentive awards and long-term incentive awards

3.	Evaluating performance

4.	Reviewing and recommending executive compensation to the board for review and approval.

The committee is qualified, experienced and 100% independent. It currently has five members of varying tenure. Don Kayne serves as committee chair and brings strong executive compensation, risk management, governance and CEO experience to the role. Other members have strong backgrounds in finance, risk oversight, governance and executive compensation. You can read more about the committee members in their director profiles starting on page 17.

Years on committee	<1	7	12	6	<1	9

Expertise of committee members

Business and industry experience	•	•	•	•	•	•

Executive compensation experience (as a senior executive, managing partner or member of the compensation committee of other public companies)	•	•	•	•	•	•

Governance background	•	•	•	•		•

Risk oversight experience	•	•	•	•	•	•

Executive leadership	•	•	•	•	•	•

1.	Member of the audit and finance committee.

2.	Member of the nominating, corporate governance and risk committee.

3.	Member of the technical committee.

4.	Appointed to the board and the human resources and compensation committee effective September 1, 2023.

5.

Member of the human resources and compensation committee and each of the other board committees as Chair of the Board until October 15, 2023. He served as chair of the human resources and compensation committee prior to taking on the role of board chair in 2018.

Independent advice

Meridian Compensation Partners (Meridian) serves as the human resources and compensation committee’s independent consultant, a role it has fulfilled since December 2011. Management retains a different external consultant as a general resource on human resources and other matters and Mercer serves as management’s consultant.

The committee considers the independence of its compensation consultant and reviews all fees and terms of consulting services to be provided by the independent consultant. The committee reviewed Meridian’s 2023 report on

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independence as contemplated by the NYSE rules and is satisfied with the report. It also confirmed Meridian’s independence.

The committee considers recommendations provided by its compensation consultant and management along with other information, and is ultimately responsible for its own decisions.

Meridian assists the committee in its annual review of Cameco’s compensation program, and regularly reviews 10 aspects of our compensation program:

• compensation principles	• performance measures and assessment of performance

• comparator group	• share ownership

• positioning of target compensation	• plan governance and risk mitigation

• pay mix	• supplemental executive pension program

• incentive plan design	• disclosure of executive compensation.

The table below shows the fees paid to Meridian in 2022 and 2023. Meridian did not provide any services to management in either year.

	2023	2022

Executive compensation-related fees	$84,908	$85,885

All other fees	–	–

Percent of work provided to the committee	100%	100%

Meridian provided a broad range of services in 2023, including:

• a review of the comparator group

• a compensation risk review

• education sessions on compensation and governance trends

• a review of our executive compensation program and STI and PSU plan objectives and performance measures

• a review of the director compensation program

• a review of the 2023 incentive plan targets and performance against targets

• a pay-for-performance assessment of CEO realizable pay

• a review of the compensation discussion and analysis (CD&A)

• consulting on numerous compensation governance matters, including clawbacks, proxy advisor policies, realized and realizable pay disclosure, and ISS pay-for-performance modeling.

Compensation risk management

Our compensation program is designed to encourage the right management behaviours. The program uses a company-wide balanced scorecard approach to assess performance, motivate appropriate risk-taking and avoid excessive payouts to executives and employees.

We mitigate executive compensation risk through appropriate oversight and compensation plan design. The human resources and compensation committee oversees compensation risk (see page 40), and Meridian conducts a compensation risk review annually for the committee. Specific corporate governance policies related to compensation program risk management include our clawback policy, share ownership requirements and anti-hedging policy.

Meridian’s 2023 assessment concluded that Cameco’s compensation program and policies drive a balanced approach to short- and long-term risk and are not likely to have a material adverse effect on Cameco, its business, or its value.

Clawback policy

All named executives are subject to a clawback policy that applies to all incentive compensation, including any annual bonus, performance share units, restricted share units and stock options granted or received. It allows the board and the human resources and compensation committee to decide how to apply the policy and recoup the incentive compensation of the executive at fault if there is an accounting restatement due to material non-compliance with financial reporting requirements under securities laws, and the executive engaged in gross negligence, intentional misconduct or fraud which caused or significantly contributed to the restatement and was overcompensated as a result of the restatement.

In 2023 we adopted an executive incentive compensation recoupment policy to meet the new requirements set out by the SEC and the NYSE, enhancing our compensation governance and our efforts to manage compensation-related

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risk. The new policy requires the clawback of certain incentive-based compensation paid to current and former executive officers if the company is required to prepare an accounting restatement due to material non-compliance with financial reporting requirements under securities laws and such executives would have received less incentive-based compensation under the restated numbers than they actually received. The new policy applies a no fault standard and does not require misconduct on the part of the recipient. “Incentive-based compensation” includes any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure.

The new policy is in addition to Cameco’s existing clawback policy and in addition to any other action or remedy available to Cameco against the executive under applicable rules, including termination of employment for cause. A copy of both policies are available on our website.

Share ownership requirements

Our share ownership guidelines require executives to meet the required levels of ownership within five years of their appointment. We expect executives to hold the shares they currently own and to purchase additional shares with the after-tax proceeds from redeeming or exercising equity awards until they have met their target ownership levels (see page 71 for share ownership requirements).

Anti-hedging policy

We prohibit directors, officers and employees from using hedging strategies to offset a decrease in market value of our shares or the market value of equity awards granted as compensation.

Our securities trading guidelines prohibit:

•	trading while in possession of confidential material information

•	tipping of confidential information to anyone

•	speculative trading in or hedging of Cameco securities or related financial instruments

•	holding Cameco securities in margin accounts

•	fraudulent trading or market manipulation of Cameco securities.

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Compensation decision-making process

The board, the human resources and compensation committee and management are involved in compensation decision-making. The committee is responsible for making compensation recommendations to the board for its approval.

The chart below shows our process, the different inputs we use to determine compensation, and the flow of information, recommendations and approval by our board.

Our culture encourages management to be objective in assessing its own performance and making recommendations to the board to adjust compensation as appropriate. The compensation principles set out below were adopted by the board and guide all executive compensation decisions at Cameco.

Six compensation principles

Team	Performance	Retention

Promote executive teamwork by using incentive-based compensation that emphasizes corporate over individual performance	Base compensation decisions on corporate and individual performance, using a combination of financial, non-financial, internal and external measures, and absolute and relative performance, depending on short-term and long-term performance	Focus part of the LTI program (PSUs) on absolute and controllable performance measures and provide a portion of the LTI program in RSUs to retain skilled executives

Shareholder alignment	Benchmarking	Market competitiveness

Use share ownership requirements and equity-based compensation to align executives with long-term interests of shareholders	Benchmark shareholder experience and compensation program against a comparable group of companies	Target executive compensation within the range of the market median, depending on role, experience and performance, to ensure we can attract and retain our executive talent

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Our approach to executive compensation

Our executive compensation program is based on strong principles, a disciplined process and thorough research and analysis. It has four goals:

•	Attract, retain and motivate executives, who are operating in a highly demanding, complex and competitive global business environment

•	Establish a clear link between corporate performance and executive pay

•	Motivate executives to create value by rewarding them when successfully achieving corporate and individual performance objectives over the short and long term

•

Ensure a significant portion of total compensation is at risk, focused on business outcomes and financial and ESG performance, and is tied to share value to align the interests of executives and shareholders.

Benchmarking

We use national, provincial and industry compensation forecasts as a resource and benchmark Cameco’s executive compensation against a comparator group for individual compensation components and total compensation by position. Performance, scope of the role, experience and internal equity are also considered by the human resources and compensation committee when making compensation decisions.

Our objective is to have a robust and stable group of companies that are comparable by size and industry. We use a multi-step evaluation process to determine appropriate companies for benchmarking market compensation levels. The evaluation process is based on our existing criteria and focuses on companies in the resource industry (mining in particular) that are similar in size and complexity and are a relatively good fit with the overall group.

Unique comparator group

Cameco is a publicly traded, global nuclear energy company based in Canada. We are in a unique situation as we have no peers that are directly comparable to us in Canada or the US. As a result, the human resources and compensation committee has established a unique compensation comparator group representing a cross-section of Canadian capital-intensive companies from different sectors that are generally similar to us in size of assets, revenue, enterprise value and market capitalization. These companies are in regulated or relevant industries or in complex businesses, and have operations in multiple geographic locations and jurisdictions.

When comparing Cameco to other energy or metals and mining companies, it’s important to consider the following factors:

• Comparing Cameco only to mid-cap oil and gas and precious metals companies is not a strong comparison. Commodity pricing – and contracting cycles in particular – are very different in the uranium market compared to the oil and gas sector and conventional mining. Changes in oil prices have a direct and immediate impact on financial performance at energy companies. However, due to the long-term nature of contracting in the uranium business, Cameco’s financial performance does not immediately reflect the full impact of a change in the uranium price.

• There are no other publicly traded uranium companies in Canada (or the US) whose operations span the scope of the nuclear fuel cycle that Cameco’s operations do.

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The table below sets out the composition of the 2023 compensation comparator group we used to assess both executive and director compensation.

2023 Compensation comparator group
Diversified metals and mining	Energy (oil, gas and methanol)	Utilities, energy infrastructure and power producers

Agnico-Eagle Mines Ltd.

Centerra Gold Inc.

Eldorado Gold Corporation

First Quantum Minerals Ltd.

Hudbay Minerals Inc.

IAMGold Corporation

Kinross Gold Corporation

Lundin Mining Corporation

New Gold Inc.

Nutrien Ltd.

Pan American Silver Corp.

Teck Resources Limited

Yamana Gold Inc.

	ARC Resources Ltd. Crescent Point Energy Corp. Enerplus Corporation MEG Energy Corp. Methanex Corporation Ovintiv Inc.	TransAlta Corporation

Target compensation

We target base salaries and total compensation within a competitive range of the median of our comparator group for target performance. The graphs below show the 2023 target pay mix for total target direct compensation for our named executives and the proportion that is at-risk compensation.

We use financial, operational and sustainability measures to assess performance for the short- and long-term incentive awards.

Share ownership requirements

We require share ownership to align the interests of our executives and shareholders. Ownership includes Cameco shares held directly or indirectly and share equivalents such as PSUs and RSUs.

The human resources and compensation committee regularly reviews our guidelines to make sure they continue to align with market practice. In 2022, we increased our share ownership guidelines from 4x to 5x base salary for the CEO and from 2x to 3x base salary for senior vice-presidents and added a guideline of 4x base salary for executive vice-presidents to align more closely with market practice.

Ownership guidelines by position	Equity used to meet share ownership guidelines
CEO – 5x base salary Executive vice-presidents – 4x base salary Senior vice-presidents – 3x base salary	✓ Cameco shares owned beneficially, directly or indirectly ✓ Value of 50% of unvested PSUs (at target) ✓ Value of unvested RSUs

We believe it is reasonable to count unvested PSUs when determining share ownership because they constitute the majority (60%) of our LTI awards to executives. Moreover, as described below, executives are expected to use the after-tax proceeds from the payout of their PSUs to maintain compliance with the share ownership guidelines. To

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account for the variable nature of PSUs, we only count 50% of the target amount when determining compliance with the share ownership guidelines. Currently, all named executives hold significantly more than their requirement and all but one meet the requirement based only on their ownership of Cameco shares, demonstrating that our share ownership guidelines meet their objective of aligning executive interests with those of shareholders. Vested and unvested options are not counted toward meeting the share ownership guidelines.

All named executives are expected to achieve the required levels of ownership within five years of their appointment. If they assume a new position with a higher ownership level, they have three additional years to meet the increased requirement. If a named executive has not satisfied the ownership guideline within those first five years, or if ownership falls below that level after that time period, they must use the after-tax proceeds from the payout of their PSU and RSU awards and the exercise of stock options to purchase additional shares until the guideline is met.

We assess share ownership levels annually for compliance purposes, using the year-end closing price of Cameco common shares on the TSX or the price at the time of purchase (or grant of share units, qualified as mentioned above), whichever is higher.

The CEO exceeds his share ownership guideline of $5,846,000 and the other named executives each exceeded their requirement at the end of 2023 as shown in the table below. The CEO directly owns Cameco shares equal in value to more than twice his total direct compensation for 2023 (comprised of all elements from the summary compensation table except for pension value and all other compensation) of $7,234,000. Holdings and values are at year-end for purposes of our annual compliance assessment.

		Total holdings			Value of holdings (using share ownership guideline value)
						Value of holdings[1]	Multiple achieved	Compliant with share ownership guideline
			Share equivalents			Using market value at year-end
Name	2023 base salary	Cameco shares	PSUs[2]	RSUs[3]

Tim Gitzel[4]	$1,169,200	460,793	73,470	176,234	$40,590,728	$40,590,694	34.7x	Yes

Grant Isaac	$700,000	87,185	30,116	69,816	$10,690,035	$10,689,994	15.3x	Yes

Brian Reilly	$553,700	27,961	21,311	51,266	$5,743,722	$5,743,722	10.4x	Yes

Alice Wong	$522,500	80,270	17,872	43,015	$8,064,326	$8,064,299	15.4x	Yes

Sean Quinn	$505,400	59,834	17,295	41,556	$6,780,475	$6,780,474	13.4x	Yes

1.	Based on total holdings multiplied by the closing share price of $57.13 on the TSX as of December 29, 2023.

2.	50% of the number of unvested PSUs valued at target.

3.	Number of unvested RSUs.

4.	See Tim Gitzel’s profile on page 20 for the total number and full value of the CEO’s shares, PSUs and RSUs.

Alignment with our strategy

Our executive compensation program is directly aligned with the strategic plan. Measures based on our corporate objectives form the basis of the compensable targets under the short-term incentive plan. PSUs measure absolute and relative performance over a three-year period, with the actual payout determined by outcomes against targets based on our long-term strategic goals.

We establish corporate objectives to achieve our strategic plan, and these are approved by the board for our incentive plans every year (see our most recent MD&A, particularly the Our strategy section for more information about our strategy).

We group our corporate objectives into our four measures of success:

•	outstanding financial performance

•	safe, healthy and rewarding workplace

•	clean environment

•	supportive communities.

Our four measures of success allow us to proactively manage the financial and ESG risks and opportunities that could impact our business and the execution of our strategy. We believe that each is integral to our overall success and that together they will help ensure our long-term sustainability.

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Compensation components

The chart below shows the current multi-year, strategic balance of components that make up total direct compensation for the named executives.

Stock options are no longer part of our long-term incentive mix as the last stock option awards were granted in 2019. Previous awards were based on market competitiveness of the LTI package and other factors (you can find details about the stock option plan in Appendix C on page 111).

The table below is a summary of the components that make up total compensation at Cameco.

Form	Performance period	How it is determined	Risk management features

Base salary	Fixed compensation that is competitive with the market

Cash	One year	Based on current business challenges, experience, scope of the role, market competitiveness, individual performance and internal equity.	Paid throughout the year and provides a base level certainty to named executives for fulfilling their responsibilities. Fixed pay represents 17-27% of target direct compensation for the named executives.

Short-term incentive (STI)	Variable, at-risk compensation that encourages achievement of pre-established corporate and individual performance objectives. Payout is subject to a clawback policy

Cash	One year	Focuses on specific annual objectives. Target payout based on market competitiveness and other factors. Actual payout based on corporate and individual performance.

Provides a balanced focus on short-term performance based on a pre-determined set of performance measures weighted and scored in our scorecard. Actual payout on all measures ranges from 0-200%. Targets and results are approved by the board. Targets are tested to determine the level of stretch.

Using a balanced scorecard of different performance measures reduces the risk associated with emphasizing a single (or limited) performance measure.

Long-term incentive (LTI)

Variable, at-risk compensation that encourages achievement of longer-term performance and an opportunity to receive equity-based compensation aligned with shareholder interests. Payout is tied to Cameco share performance and is subject to a clawback policy

Performance share units (PSUs)	Three-year term, with vesting at the end of three years

Focuses on longer-term objectives.

The number of PSUs granted is based on market competitiveness of the LTI package and other factors.

Payout is based on our overall absolute and relative performance when the units

Provides a focus on long-term performance based on established targets for absolute and relative measures. Three-year vesting period supports long-term decision-making and management of the business. PSUs vest at the end of three years, maintaining a focus on long term performance and the performance payout

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Form	Performance period	How it is determined	Risk management features

		vest. Payment is made in Cameco shares purchased on the open market, or in cash.	factor is capped to moderate incentives to take risks. Stretch targets are based on challenging goals.

Restricted share units (RSUs)	Three-year term, with vesting at the end of three years

The number of RSUs granted is based on market competitiveness of the LTI package and other factors.

The realized value is based on Cameco’s share price when the units vest.

Payment is made in Cameco shares purchased on the open market, or in cash.

Provides a balanced incentive to take appropriate risks. Three-year vesting period supports retention and maintains longer-term focus for decision-making and management of the business.

Pension

Defined contribution pension plan and supplemental executive pension program (defined benefit)	Ongoing	Based on market competitiveness and legislative requirements.	Tax-efficient way to provide employment benefits. Provides security for employees and their families.

Group benefits

Group insurance, health and dental coverage and income protection	Ongoing	Based on market competitiveness.	Provides comprehensive insurances and benefits to employees and their families.

Base salary

We generally target base salaries at the median of the comparator group. We review base salaries every year and compare them to similar positions in the comparator group. Then we review our corporate performance, the individual’s performance, experience and scope of the role as well as internal equity to make sure any increases are fair and balanced. Salary adjustments, if any, for our named executives normally take effect on January 1.

Short-term incentive (STI) plan

The STI plan gives executives the opportunity to earn a cash bonus based on their success in achieving pre-established corporate and individual performance targets for the year. The STI award is based on the executive’s target award as a percentage of their base salary and actual corporate and individual performance.

Individual executive targets are set around the median of those of our comparator group. The human resources and compensation committee sets the target STI for each executive based on position, internal equity and market competitiveness. The weighting of corporate and individual performance is the same for all executives, which promotes executive teamwork and closely aligns the interests of executives and shareholders. The annual cash bonus is based on performance for the year and paid in the following year after our year-end results are released.

The table below shows the target levels and weightings used to establish the 2023 STI awards for the named executives.

Position	Target 2023 STI award (% of base salary)	Corporate performance weighting	Individual performance weighting
CEO	125%	80%	20%
Other named executives	75-100%	80%	20%

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Setting STI performance measures

The board uses an additive balanced scorecard approach, establishing measures and weightings for STI performance every year based on the committee’s recommendation. STI performance measures, including ESG measures, are selected for their alignment with and in support of the successful achievement of our strategic plan.

Driving strong annual corporate performance

Our STI plan focuses on Cameco’s four measures of success, driving strong financial, operational and ESG performance directly aligned with our strategic plan.

STI performance measures undergo a rigorous review process – management brings them forward to the human resources and compensation committee, the audit and finance committee and the safety, health and environment committee where they are reviewed to ensure they appropriately support our strategic plan and are achievable with significant effort. Stress testing is done on different performance scenarios and back testing is carried out on previous performance and compensation decisions to make sure decisions and outcomes are appropriate. The human resources and compensation committee then recommends the corporate objectives to the board for approval.

Financial and ESG objectives are each weighted 50% and emphasize our balanced scorecard approach as well as our commitment to integrating ESG measures into our executive compensation. In addition, the CEO and other named executives have specific objectives, including ESG-related goals, as part of their individual performance measures under the STI plan. The ESG objectives relate to safety, clean environment, and the company’s role in supporting communities where we operate.

Measuring corporate performance and determining the corporate performance multiplier

We assess corporate performance by how well we achieve the STI performance measures which reflect our four measures of success. Cameco must meet a minimum level of performance (threshold) on each measure for a payout of 50%, otherwise the payout for that measure is 0%. Achieving target performance produces a 100% payout on a measure. The maximum payout on any STI measure is 200%.

As part of the process in determining the corporate performance multiplier, the human resources and compensation committee consults with the safety, health and environment committee on our performance related to safety, environment, supportive communities and related corporate results and with the audit and finance committee on our financial corporate performance. The human resources and compensation committee then brings forward a recommendation to the board.

The board can use discretion to make adjustments so that the corporate performance multiplier appropriately reflects performance and discourages excessive risk-taking when there are significant external headwinds and tailwinds that were not contemplated or reasonably expected when the objectives were set under the plan.

The STI plan pays out at a maximum of 200% of target if performance is exceptional. The board cannot use its discretion to exceed this cap. We disclose any use of discretion, together with the rationale and the circumstance.

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Measuring individual performance

The board assesses the CEO’s individual performance. It determines individual performance measures and weightings, using the annual corporate objectives and recommendations by the human resources and compensation committee, which are based on:

•   overall corporate performance

•   implementation of the CEO’s strategies to increase long-term value

Driving strong individual performance

Our STI plan integrates the individual performance of our named executives, focusing on strong leadership effectiveness, as a member of the executive team, their individual areas of responsibility, and human capital management, including employee health and wellbeing and inclusion and diversity.

• achievement of the CEO’s individual performance objectives.

The committee reviews feedback from all directors, reports from management, and the CEO’s self-assessment, and consults with its compensation consultant before making its recommendation to the board.

The CEO assesses the individual performance of each executive team member and recommends to the committee the individual performance measures and weightings, using the annual corporate objectives, with consideration given to the executive’s influence over each area. The CEO compares actual performance to the objectives and evaluates the leadership effectiveness of the executive. The CEO discusses the performance of the executives with the committee and its compensation consultant. The committee then makes its recommendations to the board. The board approves all decisions on executive compensation.

Individual performance has a maximum payout factor of 150%.

Determining the payout

The corporate performance multiplier and individual performance multiplier are used to calculate the annual STI bonus based on the formula below.

Long-term incentive (LTI) program

Our LTI program provides executives and management employees the opportunity to receive equity-based compensation to drive longer-term performance. Both the committee and the board believe equity-based compensation is important for motivating employees to deliver strong longer-term performance, aligning their interests with those of our shareholders and providing pay that is competitive with the market. Vesting of awards depends on achievement of performance measures. Both performance and share price fluctuation impact the realizable value of equity-based compensation, underscoring the strong link between pay and performance.

Generating shareholder value

Our LTI program is designed to create value and align shareholder interests – with our PSU plan driving strong absolute and relative performance and our RSU plan focusing on strong share performance.

Our LTI program includes PSUs and RSUs, a mix that has been in place since 2020 and allows us to use different criteria for at-risk compensation. While PSUs and RSUs both have a three-year term, the ultimate value of PSUs is based on absolute and relative performance and our share price, while RSUs have time-based vesting and their ultimate value is based on our share price when the units vest. Both types of incentive awards focus management on the importance of future value and drive corporate performance over the longer term.

The committee evaluates the mix of LTI awards every year and considers market trends, the level of the position, internal equity and overall market competitiveness. The committee set the 2023 LTI target mix at 60% PSUs and 40% RSUs for all named executives.

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Position	LTI award (% of base salary)	Actual % of PSUs and RSUs granted in 2023 (PSUs/RSUs)

President and CEO	370%	60/40

Executive Vice-President and Chief Financial Officer	275%	60/40

Senior Vice-President and Chief Operating Officer	225%	60/40

Senior Vice-President and Chief Corporate Officer	200%	60/40

Senior Vice-President, Chief Legal Officer and Corporate Secretary	200%	60/40

LTI components

Award	How it is used	Business focus	Who participates	Vesting	How it is settled	Alignment with shareholders

PSUs (page 77)	60% of target LTI award	Performance criteria Directly linked to long-term, absolute and relative performance	Vice-presidents and above	Units vest at the end of three years	Cameco shares purchased on the market, or in cash	Motivates executives to create shareholder value that can be sustained over a longer period and to outperform on both an absolute and relative basis Non-dilutive

RSUs (page 79)	40% of target LTI award	Ties a portion of future compensation to the longer-term performance of our shares	Vice-presidents and above	Units vest at the end of three years	Cameco shares purchased on the open market, or in cash	Motivates executives to create shareholder value that can be sustained over a longer period Non-dilutive

LTI awards are granted annually on the first business day in March after we publicly disclose our results for the previous fiscal year. If we impose a trading blackout period that includes the first business day in March, we will make the awards on the next trading day after the blackout period has ended. The board can grant special LTI awards at other times during the year for promotions, new hires or to address specific business issues. PSUs and RSUs earn dividend equivalents in the form of additional units. Dividend equivalents vest in proportion to the underlying share unit and are paid out when the award is settled.

PSU plan

Each PSU granted under the PSU plan represents an opportunity for an executive to receive a Cameco common share purchased on the open market at the end of the three-year performance period (or the cash equivalent of those common shares, at the named executive’s election once share ownership requirements have been met).

Setting PSU performance measures

PSUs are based on absolute and relative performance, so management maintains a balanced, longer-term focus on delivering value. The human resources and compensation committee reviews the PSU performance measures and multipliers every year and recommends them to the board for approval. The performance measures and multipliers are challenging and determined at the time PSUs are granted.

We use two equally weighted measures for absolute and relative performance, so management maintains a balanced focus on delivering shareholder value over the long term.

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The table below shows the measures and weightings for PSU awards granted in 2023, which have a 2023 to 2025 performance period.

Measure	Weighting	Description	What it measures

Average relative realized uranium price 0 to 200%	50%

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two independent industry benchmarks for the same period:

●  EIA (US energy information administration) price for sales in the US

●  ESA (Euratom supply agency) price for sales in Europe.

The payout at the end of the three-year period is based on 2022, 2023 and 2024 sales due to timing of when pricing information is available.

Measures performance relative to our competitors.

Consistently achieving higher prices than our competitors is a stretch target because uranium is a fungible product, and we need to distinguish our uranium from our competitors to achieve a premium price.

We use these pricing indicators because they are publicly available and set by independent third parties.

Operations measure 0 to 200% All-in sustaining cash cost (AISCC)[1]	50%	Achieve three-year cumulative cost reductions at the Saskatchewan tier-one operations.	Measures absolute performance and ties directly to our strategic plan.

PERFORMANCE MULTIPLIER Maximum of 200%		The overall performance factor is the sum of the two equally weighted measures above.

INITIAL PSU AWARD		Notional units awarded at the beginning of the three-year performance period.

PSU PAYOUT

Payout amount is the initial number of PSUs granted, plus dividend equivalents, multiplied by the PSU performance multiplier, exchanged for the equivalent number of Cameco common shares or the cash equivalent of those common shares, after deducting applicable withholding taxes.

1.

Cash outlay to sustain the operation of the site. It does not include growth capital or royalties. This information is prepared as part of each site’s annual three-year business and budget plan and is incorporated in the monthly financial report for each site.

Measuring performance and determining the performance multiplier

The formula below shows how the final number of PSUs are calculated when the units vest to arrive at a payout. The performance multiplier for each measure depends on our performance against that measure and is the sum of the two equally weighted measures.

New in 2023 As disclosed in our 2023 management proxy circular, starting with the 2023 PSU awards, the maximum payout level increases from 150% to 200% to align with market practice.

We must achieve threshold performance on a measure in order to achieve the minimum performance multiplier of 50%. For performance between threshold and maximum, the performance multiplier for that measure is based on a straight-line interpolation. Performance is capped at 200% for maximum performance.

* Number of PSUs granted means the number granted plus the dividend equivalents earned during the performance period.

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RSU plan

RSUs provide retention value as each RSU represents one notional common share and the opportunity to receive a Cameco common share purchased on the open market at the end of the three-year vesting period based on our share price, or the cash equivalent of those common shares. RSUs are a common form of LTI in our compensation comparator group.

Pension

Pensions are an integral part of total compensation and a cost-effective and important benefit for attracting and retaining executives and other employees. Executives participate in a registered base plan and a supplemental program.

Registered base plan – We have a registered defined contribution plan for eligible employees. All the named executives participate in the defined contribution plan. We contribute 13% of the named executive’s pensionable earnings to the defined contribution plan every two weeks up to the annual maximum allowed by the Canada Revenue Agency, which was $31,560 in 2023.

Supplemental program – This non-contributory supplemental defined benefit executive pension program is designed to attract and retain talented executives over the longer term. It provides a retirement income that is commensurate with the executive’s salary and offsets the registered pension plan limits under the Income Tax Act (Canada).

All of our Canadian-based management at the vice-president level and above participate in the supplemental retirement plan (see Pension benefits on page 99 for more information).

Benefits

Group benefits – We provide group benefits to all our employees. The named executives participate in an enhanced program and receive coverage similar to those offered by companies in our compensation comparator group. These benefits include life insurance, long-term disability insurance, extended health care, dental care and emergency medical coverage.

Perquisites – Our named executives also receive additional benefits as part of their total compensation, similar to those offered by companies in our compensation comparator group. These include a financial and tax planning allowance, a vehicle allowance, an executive medical plan, additional life insurance, salary protection in the event of short-term disability and commissions on the purchase of shares on LTI payouts, as applicable.

2024 MANAGEMENT PROXY CIRCULAR 79

2023 Performance and compensation decisions

In 2023, Cameco’s financial performance benefitted from higher sales volumes and improvements in average realized prices in our uranium and fuel services segments, driven by growing global security of supply concerns and the continued execution of our strategy, which includes contracting, supply and risk-managed financial discipline. Net earnings, adjusted net earnings, and cash from operations all doubled compared to 2022. In addition, on November 7, 2023, we further enhanced our ability to meet our customers’ growing demand for reliable and secure nuclear fuel supplies, services and technologies by successfully closing the acquisition of Westinghouse Electric Company (Westinghouse) in a strategic partnership with Brookfield Asset Management alongside its publicly listed affiliate, Brookfield Renewable Partners (Brookfield) and institutional partners. Cameco now owns 49% of Westinghouse and Brookfield owns 51%. Westinghouse’s assets are expected to augment the core of Cameco’s business, providing fuel fabrication for light water reactors; reactor maintenance and other services; the design, engineering, and support for the development of new reactors; and nuclear sustainability services.

We believe we have the right strategy to achieve our vision of “energizing a clean-air world” and we will do so in a manner that reflects our values. Embedded in all our decisions is a commitment to protecting the health and safety of our employees and the environment, delivering our products safely and responsibly, and addressing the ESG risks and opportunities that we believe will make our business sustainable and add long-term value. In 2023, Cameco met or exceeded five of our seven STI measures for corporate performance. Overall results on our PSU measures for performance from 2021 through 2023 were below target.

Market context1

Like other commodities, demand for uranium is cyclical. However, unlike other commodities, uranium is not traded in meaningful quantities on a commodity exchange. The uranium market is principally based on bilaterally negotiated long-term contracts covering the annual run-rate requirements of nuclear power plants, with a small spot market to serve discretionary demand and financial interests.

History demonstrates that in general, when prices are higher and rising, uranium is perceived as scarce, and utility customers engage in more contracting activity with proven and reliable suppliers. The resulting increase in demand during this phase of the contracting cycle results in higher levels of investment in uranium exploration and potential future sources of production. However, due to lengthy development timelines, new primary supply sources tend to miss the positive momentum and ramp up after demand has already been contracted by proven producers. Conversely, when prices are lower and declining, there is generally no perceived urgency among customers to enter into meaningful long-term contract discussions, and both contracting activity and investments in exploration and new supply decrease dramatically. Following years of low prices and a lack of investment in supply, and as the excess, uncommitted material available in the spot market thins, concerns about security-of-supply tend to overtake the focus on price. Utilities then typically re-enter the long-term contracting market to ensure they have a reliable future supply of fuel for their reactors.

There have been four significant events in recent market history that changed sentiment and impacted uranium prices. The first was a supply event in 2006, when Cameco’s Cigar Lake mine flooded during construction, putting at risk 18 million pounds of future annual supply. The second event was a demand shock in 2010, when Chinese utilities entered the market and signed several large, long-term uranium contracts to underpin the construction of their growing nuclear fleet. The third change in sentiment occurred in March 2011, when the events at the Fukushima nuclear power plants forced Japan to take its entire reactor fleet offline. Japan, along with several other countries, had to gradually begin rebuilding public trust and acceptance of nuclear energy, and the uranium market entered a period of fundamental over-supply as a result of a decrease in demand. Finally, in 2022, Russia invaded Ukraine, setting in motion what Cameco believes is a geopolitical realignment in energy markets. The realignment highlights the increasingly vital role for nuclear power in providing clean, secure and affordable energy, and it is creating concerns about the origin and security of supplies across the nuclear fuel cycle.

In 2023, heightened geopolitical concerns and an emphasis on energy security and climate change continued to improve the demand fundamentals for the nuclear power industry, and those same factors created more uncertainty around the availability of uranium supply and access to the required fuel cycle services. Increasingly, countries and companies around the globe are recognizing the critical role nuclear power must play in providing clean and secure

[1]	This section contains forward-looking information. For additional information about forward-looking information, please see page 105.

80 CAMECO CORPORATION

baseload power. There are now 28 countries that have signed on to a declaration launched at COP28 to triple nuclear energy capacity by 2050.

Market context

$150
$120
$90
$60
$30
$0
Cigar Lake inflow
Chinese utilities enter the market in a sizeable way
Russian invasion of Ukraine
Fukushima nuclear incident
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

		2003	2008	2013	2018	2023
Cameco share price	TSX (CDN$)	$ 12.46	$ 21.05	$ 22.04	$ 15.48	$ 57.13
	NYSE (US$)	$ 9.60	$ 17.25	$ 20.77	$ 11.35	$ 43.10
U_3O_8 price	Spot (US$)	$ 14.45	$ 52.50	$ 34.50	$ 27.75	$ 91.00
	Long-term (US$)	$ 15.50	$ 70.00	$ 50.00	$ 32.00	$ 68.00
UF_6 price	Spot (US$)	$ 5.88	$ 8.50	$ 8.50	$ 13.50	$ 46.00
	Long-term (US$)	$ 6.00	$ 12.25	$ 16.00	$ 16.00	$ 34.25

Market demand

According to the International Atomic Energy Agency, there are currently 440 reactors operating globally and 57 reactors under construction. Several nations are realizing the clean energy and energy security benefits of nuclear power and have reaffirmed their commitment, developing plans to support existing reactor units and enacting policies to encourage more nuclear capacity. Several other non-nuclear countries have emerged as candidates for new nuclear capacity. In the EU, specific nuclear energy projects have been identified for inclusion under its sustainable financing taxonomy and are therefore eligible for access to low-cost financing. In Canada, the government revised the Canada Green Bond Framework to include nuclear energy projects. In some countries where nuclear phase-out plans have been in place, policies have been reversed and decisions have been made to temporarily keep reactors running, with public opinion polls showing increasing support. With a number of reactor construction projects recently approved and many more planned, demand for nuclear fuel continues to improve. There is growing recognition of the critical role nuclear must play in providing safe, affordable, carbon-free baseload electricity to achieve a low-carbon economy, while being a reliable energy source that helps countries gain energy security and independence.

In this environment, we expect there will be continued competition to secure uranium, conversion services and enrichment services under long-term contracts with proven producers and suppliers who have a diversified portfolio of assets in geopolitically attractive jurisdictions, with strong environmental, social and governance (ESG) performance, and on terms that help ensure a reliable supply is available to satisfy demand.

2024 MANAGEMENT PROXY CIRCULAR 81

Uranium prices and supply

Increased demand is occurring at a time when there is considerable and growing uncertainty about nuclear fuel supplies. Geopolitical uncertainty remained the most notable factor impacting security of supply in 2023. In addition, global production shortfalls and transportation challenges further highlighted the growing supply risk at a time when Cameco believes the demand outlook is stronger and more durable than ever. The low prices of the past decade have led to supply concentration by origin, and a growing primary supply gap. Finite secondary supplies, which have played a significant role in our industry over the past decade, have been drawn down and continue to decline. As a result, utilities are looking to primary production sources and beginning to pivot towards procurement strategies that more carefully weigh origin risk and support producers with assets in geopolitically favourable jurisdictions.

At the end of 2023, the average reported spot price was $91.00 (US) per pound, up $43.33 (US) per pound from the end of 2022. During the year, the uranium spot price ranged from a month-end low of $50.48 (US) per pound to a month-end high of $91.00 (US) per pound, averaging $62.51 (US) for the year.

The volume of long-term contracting reported by UxC for 2023 was about 160 million pounds U3O8 equivalent, up from about 125 million pounds U3O8 equivalent in 2022. Higher volumes can largely be attributed to utilities turning their attention to securing their long-term fuel needs to support the durable growth in demand for nuclear power. The average reported long-term price at the end of the year was $68.00 (US) per pound, up $16.00 (US) from the end of 2022. During the year, the uranium long-term price steadily increased from a month-end low of $52.50 (US) per pound in January 2022 to a high of $68.00 (US) per pound in December 2022, averaging $58.20 (US) per pound for the year.

Conversion prices in both the North American and European markets continued to increase in 2023. At the end of the year, the average reported spot price for North American delivery reached a record high of $46.00 (US) per kilogram uranium as UF6 (US/kgU as UF6), up $6.00 (US) from the end of 2022. Long-term UF6 conversion prices for North American delivery finished 2023 at $34.25 (US/kgU as UF6), up $7.00 (US) from the end of 2022.

In the current environment, Cameco believes the risk to nuclear fuel supplies is greater than the risk to nuclear fuel demand, and expects it will create a renewed focus on ensuring availability of long-term supply to fuel nuclear reactors. With the continued improvements in the market and to help meet sales commitments, Cameco expects to produce 18 million pounds (100% basis) at each of McArthur River/Key Lake and Cigar Lake in 2024. We also plan to begin the work necessary to extend the mine life of Cigar Lake to 2036. In addition, at McArthur River/Key Lake, we plan to undertake an evaluation of the work and investment necessary to expand production up to the operation’s annual licensed capacity of 25 million pounds (100% basis), which is expected will allow the company to take advantage of this opportunity when required to meet contractual commitments.

In addition to Cameco’s plans to expand uranium production, we plan to produce 12,000 tonnes of UF6 at the Port Hope conversion facility in 2024 to satisfy our book of long-term business and demand for conversion services, at a time when conversion prices are at historic highs.

At the end of 2023, Cameco’s share price was up over 85% compared to the end of 2022. We believe the increase reflects the recognition that our extraordinary asset base, proven operating track record, long-term contract portfolio, strong ESG commitment, employee expertise, comprehensive industry knowledge and strong balance sheet position the company as one of the global leaders in supporting the clean energy transition. Cameco has 35 years of experience in the nuclear fuel market and has built a strong reputation as a proven and reliable supplier with diversified production portfolio, at a time when the prioritization of decarbonization and energy security is driving growth in demand for nuclear power.

82 CAMECO CORPORATION

Share performance

The graph below compares Cameco’s TSR to the return of the S&P/TSX Composite Total Return Index over the past five years, assuming an initial $100 investment at the end of 2018 and reinvestment of dividends over the period.

The graph also compares our TSR to the total compensation of our named executives. The reported compensation reflects the named executives’ compensation from the summary compensation table in our previous management proxy circulars. Where there were changes in named executives, we used the officers in place at the end of the year. For the most part, executive compensation decreases as the TSR decreases and increases as the TSR increases.

See the lookback table in CEO compensation summary on page 91 for information about how the CEO’s realized and realizable compensation relates to shareholder return.

2024 MANAGEMENT PROXY CIRCULAR 83

2023 Compensation decisions

Base salary

After careful consideration of external market projections and pressures and a comparison of Cameco’s base salaries to those of the company’s peers, each named executive received a base salary increase of 7% for 2023 except for the executive vice-president and CFO who was promoted in February 2023 and received a 16% increase in base salary to reflect the additional oversight responsibilities of his new role.

2023 STI bonus

Corporate performance was assessed at 111.1% for 2023. Detailed results are reported in our 2023 STI scorecard below. We must achieve threshold performance to receive a 50% payout on that measure, while performance at target produces a 100% payout, and maximum performance provides a 200% payout. There is no payout if performance is below threshold. Payouts for maximum performance are capped at 200% to mitigate excessive risk-taking.

2023 STI scorecard				Actual performance	Performance		Weighting		Multiplier
Measure	Threshold	Target	Maximum

OUTSTANDING FINANCIAL PERFORMANCE (50% weighting)

Adjusted net earnings were $272.0 million for 2023, which was above target, resulting in a payout of 107.4%. We recorded cash flow from operations, before working capital changes, of $678 million, which was above threshold and resulted in a payout of 56.1%.

Achieve targeted adjusted net earnings	$214	$268	$322	Adjusted net earnings were $272.0 million[1], above target performance, resulting in a payout of 107.4%.	107.4%	x	25	% =
Achieve targeted cash flow from operations (before working capital changes) ($ millions)	$658	$822	$986	Cash flow from operations (before working capital changes) was $678 million[1], between target and threshold performance.	56.1%	x	25	% =

SAFE, HEALTHY AND REWARDING WORKPLACE (20% weighting)

Performance was very strong on our leading indicator measures and below threshold on TRIR, our lagging indicator measure.

If a fatality or permanent disability were to occur, the entire safety performance would default to 0%.

Leading indicators – increase the number of JTOs (job task observations) completed and complete ergonomic assessments under the ergonomic standard.	80.0%	95% to 105%	120.0%	The combined completion rate of job task observations and ergonomic assessments was 126.4%, which was above maximum performance.	200.0%	x	12	% =
Lagging indicator – strive to achieve no injuries at any Cameco-operated sites and maintain a long-term downward trend in combined employee and contractor radiation doses, and injury frequency and severity (measured by TRIR3).	1.53	0.99 (target range of 0.69 to 1.29)	0.45	We achieved TRIR[2] of 2.30, which was below threshold performance for safety. There were no significant safety incidents in 2023.	0%	x	8	% =

1.

We use adjusted net earnings and cash flow from operations (before working capital changes) as a more meaningful way to compare our financial performance from period to period. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS, and they should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. Other companies may calculate these measures differently. See Non-IFRS financial measures below for more information.

2.

The total recordable incident rate (TRIR) is an Occupational Safety and Health Administration (OSHA) safety metric that was adopted by the company to continue to drive improvements in safety performance. TRIR is a measure of the rate of “recordable” workplace injuries. Examples of “recordable injuries” are a medical treatment (other than first aid), restricted work, lost-time and other specific injuries such as 10 decibel hearing loss, loss of consciousness and broken bone.

84  CAMECO CORPORATION

SUPPORTIVE COMMUNITIES (15% weighting)

As part of our long-term strategy to work collaboratively with Indigenous peoples and local communities wherever we operate, programs aimed at skill enhancement and training for Residents of Saskatchewan’s North (RSNs) continued to be a priority in 2023. As part of our strategic initiative to improve operational effectiveness across the company through the use of digital and automation technologies, our focus for RSNs is to train qualified candidates for employment in the industry and in 2023 we continued to build on our successes by continuing online pre-employment training courses and completing 18 temporary work placements at the four northern Saskatchewan sites. Through a collaborative effort within the organization, including engagement with the local communities, the apprenticeship program was updated and 9 of 10 apprenticeship placements were filled. We had strong representation of women in the apprenticeship program, with 56% representation of women. We also had strong representation of women in course registration, and 72% representation of women in the work placements. We also received external funding for wages and schoolings costs. These efforts resulted in above target performance, building on the foundation for skills development and furthering our efforts to maintain both our strong Indigenous employment record and our important relationships with northern and Indigenous communities in Saskatchewan.

Continuing training courses and work placements and implementing a revitalized apprenticeship program for RSNs for our northern Saskatchewan operations.	Updating and continuing online pre-employment training courses and completing 18 temporary work placements with 50% representation of women, at the four northern Saskatchewan sites	Updating the apprenticeship program, holding stakeholder consultation with the local communities, and filling 10 apprenticeship placements with the majority from the Athabasca Basin and 50% representation of women	In addition to achieving threshold items and 100% of target, partnering with Athabasca Basin communities to obtain external funding to offset costs of wages or schooling	All requirements for threshold and target performance were met or exceeded except for achieving one less apprenticeship position, and external funding has been secured for offset of wages, which results in achievement of 115% of target.	175.0%	x	15%=

CLEAN ENVIRONMENT (15% weighting)

Cameco’s 2023 environmental performance targets were focused primarily on mitigating specific risks in each area of our operations. They focused on (i) divisional environmental targets and (ii) developing tailored decarbonization pathways at sites to mitigate climate-related risks. Performance on the environmental divisional targets was at target and decarbonization pathways were completed for all operationally controlled sites which resulted in maximum performance.

If an incident occurs that results in, or has reasonable potential to result in, a significant environmental impact (impairment of ecosystem function), or current and future remediation costs exceeding $10 million, or a significant environmental fine of greater than $100,000, the payout would default to 0%.

Improve environmental performance in significant environmental aspects by achieving divisional targets.	80%	95% to 105%	120%	Environmental performance was within the target performance range. There were no significant environmental incidents in 2023.	100.0%	x	10	%=
Develop tailored decarbonization pathways at sites.	Developing pathways at the Saskatchewan mining division sites	Developing pathways at all Canadian sites	Developing pathways at all operationally controlled sites	Tailored decarbonization pathways were developed at all operationally controlled sites, which is maximum performance.	200.0%	x	5	%=
			2023 CORPORATE PERFORMANCE MULTIPLIER

2024 MANAGEMENT PROXY CIRCULAR 85

Non-IFRS financial measures

The adjusted net earnings and cash flow from operations (before working capital changes) in the 2023 STI scorecard are different than what are reported in the 2023 MD&A. For further details, see Non-IFRS measures on page 41 of our 2023 MD&A, which is incorporated by reference herein and as filed on our website (cameco.com) and on SEDAR+ (sedarplus.com).

The following tables reconcile adjusted net earnings and cash flow from operations as reported in the 2023 MD&A to the amounts used for compensation purposes.

December 31 (millions)
Adjusted net earnings from page 42 of our 2023 MD&A	$339.0
Adjustments for:
Foreign exchange rate differences[1]	(49.0)
Net impact of Westinghouse financing[2]	(18.0)

Adjusted net earnings for compensation purposes	$272.0

Cash provided by operations from page 19 of our 2023 MD&A	$688.0
Adjustments for:
Changes in working capital	66.0
Foreign exchange rate differences[1]	(35.0)
Net impact of Westinghouse financing[2]	(41.0)

Cash provided by operations for compensation purposes	$678.0

1.

For the purpose of compensation, assumptions are made regarding the impact of foreign exchange rates on our financial results. Differences between the actual and assumed exchange rates (net of tax) are adjusted from the actual results.

2.	Due to the uncertainty related to the timing of the Westinghouse transaction, the impact of financing the transaction was removed from the actual results.

Individual performance results

CEO individual performance was assessed against the following core measures set for 2023, similar to those set in previous years:

Key operating results Strategic change initiatives Leadership effectiveness	The committee can also add any other performance measures it deems appropriate

In developing its recommendation for the board, the committee assessed overall CEO performance using these measures as well as corporate performance, implementation of our strategy to create long-term sustainable value, recommendations from the independent compensation consultant, feedback from board members and the CEO’s own self-assessment.

The board discussed the results of the CEO’s assessment and considered the committee’s recommendation during an in camera session without management present before approving the CEO’s 2023 STI award. The board’s decision to approve a payout to the CEO on individual performance that was above target was based on the CEO’s exceptional leadership, strategic initiatives and significant performance results achieved during 2023.

For each of the other executive team members, the CEO provided a detailed assessment of their performance, particular achievements and leadership. The committee considered these assessments in light of the key operating results for 2023 and approved the CEO’s recommended performance assessments for each of the other executive team members, including the named executives.

Individual performance assessments acknowledge the strong leadership of the executive team during a transformative year.

86  CAMECO CORPORATION

2023 PSU and RSU awards

2023 PSU and RSU awards were granted to the named executives as follows:

Name	PSUs (60%)			RSUs (40%)
	Number granted[1]	Grant value[2]	Performance period end date	Number granted	Grant value[2]	Vesting date
Tim Gitzel	69,600	$2,596,080	12/31/2025	46,400	$1,730,720	03/01/2026
Grant Isaac	30,950	$1,154,435	12/31/2025	20,650	$770,245	03/01/2026
Brian Reilly	20,050	$747,865	12/31/2025	13,350	$497,955	03/01/2026
Alice Wong	16,800	$626,640	12/31/2025	11,200	$417,760	03/01/2026
Sean Quinn	16,250	$606,125	12/31/2025	10,850	$404,705	03/01/2026

1.	PSUs granted

The number of PSUs reflects 100% of the original number of PSUs granted and has not been adjusted to reflect performance. The actual number of PSUs earned can vary from 0 to 200% of the original number granted based on corporate performance.

2.	Value of PSUs and RSUs granted

The values represent the number of PSUs and RSUs granted to each named executive, multiplied by $37.30, the closing price of Cameco shares on the TSX on the trading day immediately before the award.

2021 PSU payouts

The 2021 PSU awards vested on December 31, 2023 with corporate performance for the 2021 to 2023 performance period assessed at 80.8%. Performance was above target for Cameco’s three-year relative realized uranium price, and below target for the operations measure.

The table below shows the calculation of the payout, which includes the initial number of PSUs granted in 2021, plus the dividend equivalents earned on those units over the three-year performance period, multiplied by the PSU performance multiplier. Payouts were made to each named executive on March 1, 2024 based on $57.3191, the actual average purchase price of our common shares purchased on the TSX on that date on behalf of the named executives.

Name	2021 PSU award plus dividend equivalents (# of units1)		(Multiplier x Weighting)					Total 2021 PSU payout
			Average realized uranium price			Operations measure
Tim Gitzel	117,385							$5,436,612
Grant Isaac	44,442							$2,058,324
Brian Reilly	34,252	x	(108.5	% x 50%	+	53.1 x 50%)	=	$1,586,367
Alice Wong	28,754							$1,331,727
Sean Quinn	27,795							$1,287,336

1.	Rounded to the nearest whole number. Actual payouts are calculated using the precise fractional number.

The PSU scorecard on the next page shows the PSU performance multipliers, as well as the threshold, target and maximum for each objective and our results against both performance measures under the plan at the end of the performance period. Payout formulas have been established for each performance measure, considering different levels of threshold performance to determine the performance multiplier, and to cap payouts to eliminate excessive risk-taking.

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2021 PSU scorecard				Actual performance	Performance multiplier		Weighting
Measure	Threshold	Target	Maximum
Average realized uranium price Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two industry benchmarks for the same period – the EIA price for sales in the US and the ESA price for sales in Europe. The 2021 grant is based on 2020, 2021 and 2022 sales due to timing of when pricing information is available.	$28.95	$36.19	$43.43	Achieved an average realized price for uranium sales of $37.40 (US), which is higher than the target of the weighted average price for sales in two industry benchmarks for the same period.	108.5%	x	50	% =
Operations measure Achieve all-in sustaining cash cost of $1,123.4 million from Cigar Lake and our Ontario fuel services for 2021 and 2022 and our three Saskatchewan tier-one operations for 2023. ($ millions)	$1,235.7	$1,123.4	$1,011.0	Achieved all-in sustaining cash cost of $1,188.3 million from the identified operations for the three-year period 2021 to 2023. Target was not achieved. Below threshold for critical project achievement. This combined target was between threshold and target performance.	53.1%	x	50	% =
Complete critical operational projects.	Two months late	On time	Two months early
PSU PERFORMANCE MULTIPLIER (sum of the weighted multipliers)

The following table provides additional details for calculating the performance multipliers for the 2021 PSU awards.

Performance measures (and weighting)	Threshold performance	If we achieve:	Then the performance multiplier is:
Average realized uranium price (50%)	80% of our target of 100%	Less than 80% of the corresponding target price	0%
		80 to 120% of the corresponding target price	50 to 150% (in a straight-line interpolation)
		More than 120% of the corresponding target price	150%

88  CAMECO CORPORATION

Performance measures (and weighting)	Threshold performance	If we achieve:	Then the performance multiplier is:

Operations measure (50%)

All-in sustaining cash cost	$1,235.7 million over a three-year period (target is $1,123.4 million)	More than $1,235.7 million	0%

		$1,011.0 million to $1,235.7 million	50 to 150% (in a straight-line interpolation)

		Less than $1,011.0 million	150%

Critical operational projects	Complete the critical operational projects on time	Two months late	50%

		One month late	75%

		On time	100% (in a straight-line interpolation)

		One month early	125%

		Two months early	150%

While the 2019 PSU award vested above target, the 2020 PSU award vested below target, highlighting the at-risk nature of this LTI component and the strong link between pay and performance.

The table below shows the PSU payout levels for the last three years.

PSU awards	Vested as a % of target	Paid out (in shares or cash), after deducting withholding taxes

2021	80.8%	March 2024

2020	86.1%	March 2023

2019	146.8%	March 2022

2020 RSU payouts

The 2020 RSU awards vested on March 1, 2023 based on our share price at the time of vesting.

The table below shows the calculation of the payout, which includes the initial number of RSUs granted in 2020, plus the dividend equivalents earned on those units over the three-year period. Payouts were made to each named executive on March 2, 2023 based on $38.3277, the actual average purchase price of our common shares purchased on the TSX on that date on behalf of the named executives.

	2020 RSU award plus dividend equivalents (# of units1)		(Actual average purchase price)		Total 2020 RSU payout
Name

Tim Gitzel	131,268				$5,031,190

Grant Isaac	51,091				$1,958,189

Brian Reilly	39,405	x	$38.3277	=	$1,510,326

Alice Wong	33,032				$1,266,037

Sean Quinn	31,969				$1,225,323

1.	Rounded to the nearest whole number. Actual payouts are calculated using the precise fractional number.

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CEO compensation summary
Tim Gitzel, President and CEO

Tim Gitzel has served as president and CEO of Cameco since June 2011. He is responsible for Cameco’s overall leadership, vision and strategic direction and has overall responsibility for operating our business while managing risk to create long-term sustainable value.

2023 Key results

•   Received the required regulatory approvals and closed the strategic acquisition of Westinghouse in a partnership with Brookfield (Cameco owns 49% and Brookfield owns 51%)

•   Signed a uranium supply agreement with China Nuclear International Corporation, a subsidiary of China National Nuclear Corporation (CNNC), one of the country’s largest nuclear power operators

•   Signed our first agreement to supply uranium hexafluoride fuel, or UF6, for Bulgaria’s nuclear energy sector

•   Reached an agreement with Ukraine’s state-owned nuclear energy utility on commercial terms for a major supply contract for natural UF6, to meet Ukraine’s full nuclear fuel needs through 2035

•   Announced a 10-year extension to the long-term exclusive nuclear fuel supply arrangement with Bruce Power with deliveries through to 2040

•   Continued to ramp up production at McArthur River and Key Lake, increasing production by 12.4 million pounds (100% basis) compared to 2022

•   Maintained a strong balance sheet, ending the year with $567 million in cash and cash equivalents, $1.8 million in total debt and $1 billion undrawn credit facility after financing our $2.1 billion (US) share of the purchase price for Westinghouse

•   Received 20-year licence renewals from the CNSC for McArthur River, Key Lake and Cameco Fuel Manufacturing and a 15-year licence renewal for Rabbit Lake

•   Led Cameco’s global participation in building leadership and cooperation in nuclear energy (met with Ukrainian president Volodymyr Zelenskyy and Prime Minister Trudeau, joined the OECD’s inaugural Roadmaps to New Nuclear Conference in Paris in 2023, attended the World Nuclear Association’s annual symposium)

•   Continued to advance our focus on operational effectiveness across the company and our commitment to responsibly and sustainably delivering our products

•   Further advanced our low carbon transition plan, completing physical climate risk assessments at our operations in Ontario, Canada and developing decarbonization pathways for all our operationally controlled sites

•   Continued to prioritize the health and safety of our workers and people in our communities

•   Led the company in a manner that retains trust and credibility with Cameco’s investors, employees and key stakeholders

CEO compensation

•   Tim’s target STI award for 2023 was 125% of his base salary and based 80% on corporate performance and 20% on individual performance. Our corporate performance score of 111.1% of target, combined with Tim’s strong individual performance, resulted in an annual cash bonus that amounted to 149% of his base salary.

•   Tim received a LTI award at target (valued at 370% of his 2023 base salary). (As disclosed in our 2023 management proxy circular, the board increased the target long-term incentive compensation for the CEO from 365% to 370% to recognize Tim’s experience and consistently strong performance.)

•   Both incentive awards are at-risk compensation – the ultimate value of the long-term incentive award is based on performance and share price.

90 CAMECO CORPORATION

Compensation (as at December 31)	Three-year average	2023	2022	2021
Fixed
Base salary	$1,107,600	$1,169,200	$1,092,700	$1,060,900
At-risk compensation
Short-term incentive	$1,624,000	$1,738,000	$1,720,000	$1,414,000
Long-term incentive
PSUs	$2,437,296	$2,596,080	$2,392,298	$2,323,510
RSUs	$1,625,099	$1,730,720	$1,595,904	$1,548,674
Total direct compensation	$6,793,995	$7,234,000	$6,800,902	$6,347,084

CEO realized and realizable pay

A significant portion of CEO compensation consists of long-term incentives which are designed to focus the CEO on Cameco’s long-term success. These incentive awards are directly affected by the performance of Cameco shares, among other things. As president and CEO, 62% of Tim’s compensation is at-risk on a deferred basis as equity-based long-term incentives, which is performance based.

The next table provides a five-year lookback at the CEO’s total direct compensation. It shows the impact of the at-risk portion of the CEO’s compensation in terms of realized and realizable pay at December 31, 2023 compared to the return a shareholder would receive over the same period as shown in the table. The analysis compares the performance of $100 of CEO compensation over the specified period to the return of $100 invested in Cameco common shares at the start of the specified period, including reinvestment of dividends. The chart illustrates our strong track record of aligning CEO pay to Cameco’s performance.

				Current value (realized pay + realizable pay	)		Value of $100
	Total direct compensation	Realized pay[1]	Realizable pay[2]			Performance period	CEO	Shareholder
2019	$ 6,533,298	$ 9,654,747	$ 11,528,244	$21,182,991		Jan 1, 2019 to Dec 31, 2023	$324	$ 376
2020	$ 6,227,185	$ 13,891,869	–	$13,891,869		Jan 1, 2020 to Dec 31, 2023	$223	$ 502
2021	$ 6,347,083	$ 7,911,512	$ 4,469,852	$12,381,363		Jan 1, 2021 to Dec 31, 2023	$195	$ 338
2022	$ 6,800,902	$ 2,812,700	$ 7,353,259	$10,165,959		Jan 1, 2022 to Dec 31, 2023	$149	$ 208
2023	$ 7,234,000	$ 2,907,200	$ 6,639,934	$9,547,134		Jan 1, 2023 to Dec 31, 2023	$132	$ 187
Average	$ 6,628,494	$ 7,435,606	$ 5,998,258	$13,433,863

1.	Includes salary, short-term incentive payout, PSU and RSU payouts, if any, and value realized from exercised stock options, if any.

2.

Includes realizable value of stock options that are in-the-money and, where applicable, the market value at year end of unvested PSUs (assuming PSUs vest at target) and unvested RSUs, including earned dividend equivalents.

Lookback

The chart to the right shows the impact of at-risk pay for the CEO and the effect that performance and share price have on realized and realizable pay. We show Tim’s five-year average total direct compensation as set out above, compared to his average realized and realizable pay for the same period, also as set out in the table above.

Note that realizable pay continues to be at risk.

2024 MANAGEMENT PROXY CIRCULAR 91

Share ownership

Tim exceeds his share ownership requirement. As president and CEO, he is required to own 5x his base salary in Cameco shares to align with shareholder interests.

The table below shows Tim’s share ownership as of December 31, 2023. The market value is almost 35x his base salary. Tim directly owns Cameco shares equal in value to more than twice his total direct compensation for 2023 (comprised of all elements from the summary compensation table except for the pension value and all other compensation) of $7,234,000. As well, the value of Tim’s Cameco shares is more than 22x his base salary, including an increase in value of his share ownership of more than $4.9 million in 2023.

Base	Multiple	Target value of share	Cameco shares		PSUs and RSUs		Market value of share ownership (shares, RSUs and
salary	required	ownership	Number held	Value	Number held	Value	PSUs)

$1,169,200	5 x	$5,846,000	460,793	$26,325,104	249,704	$14,265,590	$40,590,694

See Share ownership requirements on page 71 for more information about share ownership.

92 CAMECO CORPORATION

2024 Compensation decisions

Base salary

After careful consideration of external market projections and pressures and a comparison of Cameco’s base salaries to those of our peers, the board approved a base salary increase of 3.5% for each named executive for 2024, except for the CEO who, on his request, received no salary increase.

Short-term incentive (STI)

The STI plan will continue to use a balanced scorecard approach that supports Cameco’s four measures of success. The plan will continue to emphasize strong financial performance with 50% of the STI based on achievement of financial results and 50% based on achievement of ESG targets, all of which support our four measures of success. For 2024, the board increased the STI target for the CEO from 125% to 130% to recognize Tim’s experience and strong performance.

The weightings for the four measures of success will remain the same.

Long-term incentive (LTI)

LTI awards granted to executives in early 2024 were benchmarked around the median of the comparator group and were calculated as a percentage of base salary (see page 77 for details by position).

2024 LTI awards consisted of 60% PSUs and 40% RSUs and were granted to the named executives on March 1, 2024. The 2024 PSUs will vest at the end of a three-year period based on the performance of our average realized uranium price relative to industry benchmarks (50%) and our all-in sustaining cash costs as an operational target (50%). RSUs will vest at the end of a three-year period.

	PSUs (60%)			RSUs (40%)

Name	Number granted[1]	Grant value[2]	Performance period end date	Number granted	Grant value[2]	Vesting date

Tim Gitzel	47,200	$2,596,000	12/31/2026	31,450	$1,729,750	03/01/2027

Grant Isaac[3]	25,000	$1,375,000	12/31/2026	16,650	$915,750	03/01/2027

Brian Reilly	14,050	$772,750	12/31/2026	9,400	$517,000	03/01/2027

Alice Wong	11,800	$649,000	12/31/2026	7,850	$431,750	03/01/2027

Sean Quinn[3]	14,700	$808,500	12/31/2026	9,800	$539,000	03/01/2027

1.	PSUs granted

The number of PSUs reflects 100% of the original number of PSUs granted and has not been adjusted to reflect performance. The actual number of PSUs earned can vary from 0 to 200% of the original number granted based on corporate performance.

2.	Value of PSUs and RSUs granted

The values represent the number of PSUs and RSUs granted to each named executive, multiplied by $55.00, the closing price of Cameco shares on the TSX on the trading day immediately before the award.

3.	Grant Isaac and Sean Quinn were granted additional LTI awards to recognize their significant leadership role in Cameco’s acquisition of 49% interest in Westinghouse.

Complete details will be provided in our 2025 management proxy circular.

2024 MANAGEMENT PROXY CIRCULAR 93

2023 Compensation details

Summary compensation table

The table below shows the compensation awarded to the named executives for the 2023, 2022 and 2021 fiscal years ending December 31.

Name and principal position	Year	Salary[1]		Share-based awards[2]		Annual incentive plans[3]		Pension Value[4]		All other compensation[5]	Total compensation

Tim Gitzel President and Chief Executive Officer	2023 2022 2021	$ $ $	1,169,200 1,092,700 1,060,900	$ $ $	4,326,800 3,988,202 3,872,184	$ $ $	1,738,000 1,720,000 1,414,000	$ $ $	740,000 589,900 331,000	– – –	$ $ $	7,974,000 7,390,802 6,678,084

Grant Isaac Executive Vice-President and Chief Financial Officer (Executive Vice President as of February 1, 2023)	2023 2022 2021	$ $ $	700,000 604,000 586,400	$ $ $	1,924,680 1,510,187 1,465,799	$ $ $	832,000 634,000 516,000	$ $ $	670,800 339,900 215,500	– – –	$ $ $	4,127,480 3,088,087 2,783,699

Brian Reilly Senior Vice-President and Chief Operating Officer	2023 2022 2021	$ $ $	553,700 517,500 502,400	$ $ $	1,245,820 1,164,200 1,130,303	$ $ $	489,000 505,000 413,000	$ $ $	349,100 303,300 205,900	– – –	$ $ $	2,637,620 2,490,000 2,251,603

Alice Wong Senior Vice-President and Chief Corporate Officer	2023 2022 2021	$ $ $	522,500 488,300 474,100	$ $ $	1,044,400 977,180 948,575	$ $ $	464,000 415,000 339,000	$ $ $	437,900 241,600 19,600	– – –	$ $ $	2,468,800 2,122,080 1,781,275

Sean Quinn Senior Vice-President, Chief Legal Officer and Corporate Secretary	2023 2022 2021	$ $ $	505,400 472,300 458,500	$ $ $	1,010,830 944,451 916,624	$ $ $	449,000 403,000 327,000	$ $ $	397,400 241,600 59,100	– – –	$ $ $	2,362,630 2,061,351 1,761,224

1.	Base salary
Each amount reflects actual pay for the year.

2.	Share-based awards

The amounts reflect the grant date value of both the number of PSUs and RSUs awarded with 60% allotted to PSUs and 40% allotted to RSUs. The number of PSUs that the named executives will actually earn can vary from 0 to 200% of the PSUs granted in 2023 (plus earned dividend equivalents) (0 to 150% for PSU awards granted prior to 2023), depending on performance.

PSUs	March 1, 2023	March 1, 2022	March 1, 2021

Tim Gitzel Grant Isaac Brian Reilly Alice Wong Sean Quinn	69,600 30,950 20,050 16,800 16,250	76,750 29,050 22,400 18,800 18,200	116,350 44,050 33,950 28,500 27,550
Grant value	$37.30	$31.17	$19.97

For purposes of financial statement disclosure, the grant date value and the fair value of the 2023 PSUs awards are aligned at $37.30 per unit. The fair value of 2022 and 2021 PSUs was $31.17 and $20.25 per unit, respectively. The number of PSUs expected to vest for performance has been incorporated in the financial statement fair value by reviewing prior history and corporate budgets. The valuation included an estimate of forfeitures of 9% for 2023 and 2022 and 12% for 2021. The total fair value of the PSUs is amortized into income over their three-year vesting period.

We have awarded the following RSUs to the named executives.

RSUs	March 1, 2023	March 1, 2022	March 1, 2021

Tim Gitzel Grant Isaac Brian Reilly Alice Wong Sean Quinn	46,400 20,650 13,350 11,200 10,850	51,200 19,400 14,950 12,550 12,100	77,550 29,350 22,650 19,000 18,350
Grant date value (per unit)	$37.30	$31.17	$19.97

For purposes of financial statement disclosure, the grant date value and the fair value of the 2023 RSU awards are aligned at $37.30 per unit. The fair value of the 2022 and 2021 RSUs are $31.17 and $20.25 per unit, respectively.

3.	Annual incentive plans
These amounts were earned in the fiscal year shown and were paid in the following fiscal year.

4.	Pension value

The amounts for the named executives include company contributions under the registered defined contribution pension plan as applicable, plus the present value of the projected pension earned in each year for service credited under the supplemental executive pension program. The amount for each named executive is the Compensatory change reported in the table for Executive pension value disclosure on page 100.

94 CAMECO CORPORATION

5.	All other compensation

Each named executive is entitled to benefits and perquisites which are valued at the cost to Cameco and include commissions on the purchase of shares applicable to payouts in shares under the LTI program, premiums on incremental life insurance and long-term disability, a financial and tax planning allowance, an executive medical plan, and a vehicle allowance. For each named executive, these perquisites are small benefits that totaled less than $50,000 and less than 10% of their annual salary. Therefore, no amount is reflected as all other compensation.

We have not granted option awards in the last four years.

Options exercised and value realized during the year

The table below shows the number of stock options exercised in 2023 for each named executive and the total value realized when the options were exercised.

Name	Total stock options exercised	Total value realized

Tim Gitzel	658,800	$16,154,945

Grant Isaac	238,000	$5,977,346

Brian Reilly	22,500	$1,061,070

Alice Wong	211,800	$6,925,521

Sean Quinn	95,550	$3,109,018

Tim Gitzel used net proceeds from his stock option exercise to purchase 86,669 Cameco shares, increasing the value of his share ownership at year-end by approximately $4,951,400.

2024 MANAGEMENT PROXY CIRCULAR 95

Incentive plan awards

The table below shows the total unexercised option and share awards granted to the named executives as of December 31, 2023.

		Option-based awards				Share-based awards

Name	Grant date	Number of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in- the-money options	Number of shares or units of shares that have not vested[1]	Market or payout value of share-based awards that have not vested[2]	Market or payout value of vested share-based awards not paid out or distributed
Tim Gitzel	03/01/2016	30,000	$16.38	02/29/2024	$1,222,500
	03/01/2017	434,500	$14.70	02/28/2025	$18,435,835
	03/01/2019	275,400	$15.27	02/28/2027	$11,528,244
	03/01/2021	–	–	–		78,240	4,469,851	$5,436,612
	03/01/2022	–	–	–		128,711	2,942,481
	03/01/2023	–	–	–		116,225	2,655,974
Total		739,900			$31,186,579	323,176	$10,068,306	$5,436,612
Grant Isaac	03/01/2019	104,100	$15.27	02/28/2027	$4,357,626
	03/01/2021	–	–	–		29,611	1,691,676	$2,058,324
	03/01/2022	–	–	–		48,738	1,114,892
	03/01/2023	–	–	–		51,700	1,182,020
Total		104,100			$4,357,626	130,049	$3,988,588	$2,058,324
Brian Reilly	03/01/2019	56,250	$15.27	02/28/2027	$2,354,625
	03/01/2021	–	–	–		22,852	1,305,535	$1,586,366
	03/01/2022	–	–	–		37,572	859,178
	03/01/2023	–	–	–		33,465	764,171
Total		56,250			$2,354,625	93,889	$2,928,884	$1,586,366
Alice Wong	03/01/2019	67,300	$15.27	02/28/2027	$2,817,178
	03/01/2021	–	–	–		19,169	1,095,125	$1,331,727
	03/01/2022	–	–	–		31,537	721,266
	03/01/2023	–	–	–		28,055	641,113
Total		67,300			$2,817,178	78,761	$2,457,504	$1,331,727
Sean Quinn	03/01/2017	102,700	$14.70	02/28/2025	$4,357,561
	03/01/2019	83,400	$15.27	02/28/2027	$3,491,124
	03/01/2021	–	–	–		18,513	1,057,648	$1,287,336
	03/01/2022	–	–	–		30,480	695,386
	03/01/2023	–	–	–		27,152	621,060
Total		186,100			$7,848,685	76,145	$2,374,094	$1,287,336

1.	Units are rounded to the nearest whole number. Market values in the adjacent column are calculated using the precise fractional number.

2.

The PSU awards are subject to performance conditions and valued at the minimum possible payout of zero. The RSU awards are not subject to performance conditions, so they are valued at $57.13, the closing price of Cameco shares on the TSX on December 29, 2023.

96 CAMECO CORPORATION

The next table shows:

●	Share-based awards – Value vested during the year are the RSUs that vested and were paid out in 2023 and the PSUs that vested in 2023 and were paid out in 2024

●	Non-equity incentive plan compensation – Value earned during the year is the STI award earned in 2023 and paid in 2024.

Name	Share-based awards – Value vested during the year[1]	Non-equity incentive plan compensation – Value earned during the year[2]

Tim Gitzel	$10,467,802	$1,738,000

Grant Isaac	$4,016,513	$832,000

Brian Reilly	$3,096,693	$489,000

Alice Wong	$1,266,037	$464,000

Sean Quinn	$2,512,659	$449,000

1.	Share-based awards

The amounts include the 2021 PSU payout and the 2020 RSU payout both of which vested in 2023. The PSUs that were granted in 2021, vested at December 31, 2023 and paid out to the named executives on March 1, 2024 at $57.3191 (the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on that date). The RSUs that were granted in 2020 vested at March 1, 2023 and paid out to the named executives on March 2, 2023 based on $37.999 (the actual average purchase price of our shares purchased on the TSX on behalf of the named executives on that date).

The compensation value we previously disclosed for these LTI awards was based on the target number of PSUs and RSUs multiplied by the share value on grant date. The named executives realized 232% of the grant date value of the PSUs that were granted as part of their total compensation for 2021 and 330% of the grant date value of the RSUs that were granted as part of their total compensation for 2020.

2.	Non-equity incentive plan compensation
The amounts are the STI payments for 2023 that were paid in 2024.

Equity compensation plan information

Securities authorized for issue under equity compensation plans

(authorized for issue from treasury under our compensation plans at the end of 2023)

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issue under equity compensation plans (excluding securities reflected in column a) (c)

Equity compensation plans approved by security holders	1,396,289	$14.73	9,424,850

Equity compensation plans not approved by security holders	–	–	–

Total	1,396,289	$14.73	9,424,850

Of the 1,396,289 options outstanding at December 31, 2023, all were exercisable. The total number of Cameco shares that can be issued under the option plan and other compensation arrangements must be less than 43,017,198 (9.9% of our total and outstanding common shares as of March 11, 2024). We stopped granting stock option awards in 2020 (see Appendix C).

Burn rate

The table below shows our burn rate of 0% for each of the last three years calculated in accordance with TSX listing rules based on the weighted average number of shares outstanding in each year.

As of December 31	2023	2022	2021

Number of options issued	–	–	–

Weighted average number of shares outstanding	433,382,879	405,494,353	397,630,947

Burn rate	0.00%	0.00%	0.00%

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Additional plan details

At the time of any stock option grants, the exercise price of an option is fixed as the TSX closing price of Cameco common shares on the trading day immediately before the date of the grant.

If an option holder leaves the company, any unvested options will vest during a specific period of time depending on the reason for leaving. Vested options can be exercised during the same period. See the Termination and change of control section starting on page 101 for details.

No more than 10% of our total issued and outstanding shares can be issued to insiders in a year under the stock option plan and any other security-based compensation arrangement. No more than 5% of our total issued and outstanding shares can be issued to any one person. Options cannot be transferred to another person (other than by will or intestate succession).

Information about changes to the stock option plan that must be approved by shareholders are set out in Appendix C. Neither the board, the human resources and compensation committee nor shareholders can alter or affect the rights of an option holder in a negative way without their consent, except as described in the plan. No changes were made to the stock option plan in 2023.

The board can change, suspend or terminate the stock option plan, subject to the laws that apply, including but not limited to the rules, regulations and policies of any stock exchange where our shares are listed. Some changes may require approval from shareholders or a governmental or regulatory body.

The next two tables provide additional details about the stock option plan at the end of 2023 and as of March 11, 2024.

As of December 31, 2023

Number of options available for issue under the option plan and other compensation arrangements	1,396,289

Number of options issued in 2023 under the option plan and other compensation arrangements	–

	As of December 31, 2023	As of March 11, 2024

Number (%) of our shares issued and outstanding to be issued when outstanding options under the option plan are exercised	1,396,289 (0.32%)	1,366,289 (0.31%)

Number (%) of our issued and outstanding shares still available for issue under the option plan	9,424,850 (2.17%)	9,424,850 (2.17%)

Total dilution rate	2.49%	2.49%

The table below shows other activity in the option plan since it was introduced in 1992:

Maximum initial share reserve (August 15, 1995)		31,460,418

Increase in the reserve (June 12, 2006)		11,556,780

Total shares issued under the plan (as at business open on March 11, 2024)		32,226,059

Total shares issued under the plan / total shares issued and outstanding (as at business open on March 11, 2024)		7.42%

Total shares issued and outstanding (as at the opening of business on March 11, 2024)		434,205,752

98 CAMECO CORPORATION

Pension benefits

Defined contribution plan

All regular, full-time and part-time employees (including all of the named executives) participate in our registered defined contribution plan as of December 31, 2023.

Under the Income Tax Act (Canada), the plan had a contribution limit of $31,560 in 2023. This works out to a threshold salary of approximately $242,700, based on the contribution rate of 13% which has been the rate since April 1, 2019.

Supplemental executive pension program

The supplemental executive pension program is aimed at attracting and retaining talented executives. It provides a lump sum retirement benefit that is consistent with the executive’s salary and offsets the limits of registered pension plans under the Income Tax Act (Canada).

All Canadian-based management at the vice-president level and above participate in the program. It had 20 active members as at December 31, 2023, with one inactive member, 17 retirees and spouses of deceased retirees who were receiving a pension and one former member with a deferred entitlement. This includes certain officers of wholly-owned subsidiaries who were previously eligible to participate in the program.

The supplemental benefit is calculated as follows:

The supplemental benefit is based on actual years of service from the participant’s date of hire up to the date of termination, or until the end of the notice period for termination without cause. It is calculated on base salary and, unlike other companies, does not include bonuses as part of the pensionable earnings. The supplemental program does not allow past service credits or any kind of accelerated service. Full benefits are paid at the normal retirement age of 65, but are also payable starting at 60 years of age if the person has 20 years of service.

Except for benefits for participants who are US taxpayers, the program is funded in part by trust assets and the remainder by a letter of credit held by the program’s trustees. The liability is approximately $47,500,000 ($28,300,000 for the named executives) as of December 31, 2023. The face amount of the letter of credit will be determined each year based on the wind-up liabilities of the supplemental program (excluding benefits for US taxpayers), less any trust assets. The face amount of the letter of credit for 2023 was $45,000,000. The trustee would be able to draw on the letter of credit to pay benefits to members following specified trigger events. Benefits will continue to be paid from the trust assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

Early retirement

Under our registered defined contribution plan, members can transfer their account balance or begin receiving a benefit any time after termination of employment, so early retirement does not apply. All named executives are members of this plan.

Under our supplemental program, the named executives can take early retirement starting at age 55, however, the benefit formula will be reduced by 0.25% for each month before the defined age (age 60 with at least 20 years of continuous employment or age 65, whichever is earlier).

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Executive pension value disclosure

The table below shows the estimated pension service costs for the supplemental program and Cameco’s contribution to the defined contribution plan as the compensatory change. It also shows the accrued pension obligations payable under our pension plans for each named executive.

Name	Number of years of credited service	Annual benefits payable[1]		Pension obligation at start of year[2,3]	Compensatory change[3]	Non-compensatory change[4]	Pension obligation at year end[5]
		At year end	At age 65

Tim Gitzel	16.98	$564,200	$673,800	$7,569,200	$740,200	$1,004,000	$9,313,400

Grant Isaac	14.47	$273,500	$519,300	$3,165,300	$670,800	$613,500	$4,449,600

Brian Reilly	13.00	$204,500	$250,200	$2,720,700	$349,100	$327,300	$3,397,100

Alice Wong	36.93	$483,400	$501,300	$7,143,200	$437,900	$619,300	$8,200,400

Sean Quinn	30.25	$410,000	$428,700	$5,980,000	$397,400	$521,000	$6,898,400

1.	Annual benefits payable

The value of the annual benefits accrued for all named executives reflects benefits under the supplemental executive pension program, and do not take into account any early retirement reductions or vesting requirements.

The amounts under At age 65 are based on current compensation levels and assume accrued years of service to age 65 for each of the named executives. Under our supplemental executive pension program, the named executives are eligible to retire at age 55, which would reduce the pension benefits they are entitled to receive.

Annual benefits payable at year end and At age 65 are based on final average earnings as at December 31, 2023.

2.	Pension obligation at start of year is based on December 31, 2022 accounting assumptions.

3.

Pension obligation at start of year and the Compensatory change are estimated totals that include our registered defined contribution pension plan and supplemental executive pension program. They are based on assumptions representing entitlements in employment agreements that may change over time. The methods we used to determine these estimates may not be exactly the same as methods other companies use, so the figures may not be directly comparable.

We used the following key assumptions to estimate these benefit obligations:

●	100% vesting
●

a retirement age of 63, or one year later if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2022, as reported in our financial statements

●	salary increases of 3.0% each year
●	a discount rate of 5.1% and a lump sum conversion rate of 4.35% each year to determine the benefit obligation
●	a long-term rate of return on defined contribution plan assets of 6.0%
●	benefits are pre-tax.

See note 26 to our audited 2023 financial statements (in our 2023 annual report and also on our website) for more information about our pension plans.

Compensatory change is the value of the projected pension earned from January 1, 2023 to December 31, 2023 for our registered defined contribution pension plan and supplemental executive pension program.

4.

Non-compensatory change includes changes such as changes in assumptions (other than those used to estimate the compensatory change), employee contributions and interest on the accrued obligation at the start of the year.

5.

Pension obligation at year end is the value of the named executive’s projected pension earned for service up to December 31, 2023 under our registered defined contribution pension plan and supplemental executive pension program. It is based on December 31, 2023 accounting assumptions and includes RRSP balances included in the base plan, if any.

We used the following key assumptions to estimate these benefit obligations:

●	100% vesting
●

a retirement age of 63, or one year later if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2023, as reported in our financial statements

●	salary increases of 3.0% each year
●	a discount rate of 4.6% and a lump sum conversion rate of 3.85% each year to determine the benefit obligation
●	a long-term rate of return on defined contribution plan assets of 6.0%
●	benefits are pre-tax.

The pension amounts for all the named executives equal the value of their accumulated contributions under the registered defined contribution pension plan, supplemented by amounts based on final average earnings and service under the supplemental executive pension program (a defined benefit plan).

Loans to executives

As of March 11, 2024, we and our subsidiaries had no loans outstanding to our current or former named executives, except routine indebtedness as defined under Canadian securities laws.

100 CAMECO CORPORATION

Termination and change of control

We have employment agreements with the named executives. They are for an indefinite period and provide for:

●	a base salary

●	participation in the short-term incentive plan

●	participation in the long-term incentive plans

●	participation in the employee defined contribution pension plan and the supplemental executive pension program.

The agreements also include post-termination obligations requiring that the named executives do not:

●	use or disclose specialized knowledge, contracts and connections obtained while at Cameco

●	compete against us in any way for 12 months after leaving the organization

●	solicit any of our customers, suppliers or employees or harm our relationships with any of them for 12 months (18 months for the CEO) after leaving the organization.

The summary on page 103 shows the incremental compensation that would be paid to the named executives if their employment had been terminated without cause on December 31, 2023, including following a change of control. If Tim Gitzel, Brian Reilly, Alice Wong or Sean Quinn had resigned, it would have been treated as retirement because they are eligible to retire. None of the named executives are entitled to any single trigger change of control benefits.

CEO

Tim Gitzel’s employment agreement provides for:

●	a requirement to hold Cameco shares, RSUs and PSUs in accordance with Cameco’s share ownership guidelines

●	a notice period for the lesser of two years or until the age of 65, if he is terminated without cause

●	a $7,000 annual allowance for tax advice ($14,000 in his retirement year)

●	a requirement to give a minimum notice of six months for resignation or retirement

●	accelerated vesting of certain equity awards if the CEO’s employment is terminated within 24 months following a change of control (see the summary below for details on compensation upon termination).

Other named executives

The employment agreements for the other named executives provide for:

●	a requirement to hold Cameco shares, RSUs and PSUs by December 31 of the fifth year in their current positions in accordance with Cameco’s share ownership guidelines

●	a notice period for the lesser of 18 months or until the age of 65, if they are terminated without cause

●	a $5,000 annual allowance for tax advice ($10,000 in their retirement year)

●	a requirement to give a minimum notice of three months for resignation or retirement

●	accelerated vesting of certain equity awards if employment is terminated within 24 months following a change of control (see the summary below for details on compensation upon termination).

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The table below is a summary of the compensation that would be paid to the named executives if their employment is terminated. We believe the following terms are fair, competitive with the market and based on industry practice.

Type of termination	Severance	STI bonus	Options	PSUs	RSUs	Benefits	Pension

Retirement[1]	• none	• none, unless the executive retires on or near the last day of the year	• must be exercised within three years or the original term, whichever is earlier	• performance is measured to the end of each performance year • all PSUs will continue to vest post-retirement	• all RSUs will continue to vest post-retirement	• post-retirement benefits continue until age 65 • once the executive turns 65, life insurance, health and dental benefits are reduced and are provided until death	• credited service no longer earned

Resignation[2]	• executive must give three months’ notice, except for CEO who must give six months’ notice • if we waive the notice, we must pay their base salary for the three- or six-month notice period	• none	• must be exercised within 90 days or the original term, whichever is earlier	• all outstanding PSUs are cancelled	• all outstanding RSUs are cancelled	• none	• credited service no longer earned

Termination without cause[3]	• lump sum equal to base salary and target bonus for the notice period	• none, unless committee exercises discretion	• must be exercised within the notice period or by the original expiry date, whichever is earlier	• performance is measured to the end of the year of termination • awards are pro-rated to completed months of service	• awards are pro-rated to completed months of service	• employer contributions for health, dental and life insurance benefits continue for the notice period or until executive obtains other employment, whichever is earlier	• coverage continues and credited service continues to be earned for the notice period

Termination without cause or for good reason within 24 months of a change of control[4]	• same as for termination without cause	• same as for termination without cause	• same as for termination without cause	• all PSUs vest and are paid at target within 30 days	• all RSUs vest immediately and are payable in cash within 30 days	• same as for termination without cause	• same as for termination without cause

Termination with cause	• none	• all entitlement to the bonus is lost	• must be exercised within 30 days	• all outstanding PSUs are cancelled	• all outstanding RSUs are cancelled	• none	• credited service no longer earned

Death[5]	• none	• target bonus pro-rated to date of death	• must be exercised within three years or original term, whichever is earlier	• performance is measured to end of year of death • remaining awards will vest following date of death and be paid at target	• all RSUs will vest as of March following date of death	• life insurance is paid on death	• credited service no longer earned • value of vested pension benefit is paid to the beneficiary

1.	Retirement

If the executive is at least age 55 with 5 years of service and had provided 6 months written notice of retirement, the executive’s PSUs and RSUs will continue to vest post-retirement and be paid in cash upon vesting. PSU payouts will be based on the actual performance for each award.

At the discretion of the CEO and provided that the executive is at least age 57 with at least 10 years of service when they retire, the executive may be eligible for post-retirement benefits including health, dental, accidental death and dismemberment, and life insurance. Also at the discretion of the CEO and provided the executive retires and is at least age 57 with 10 years of service, a supplemental amount of $1,000 per month is paid until age 65.

2.	Resignation

Tim Gitzel, Brian Reilly, Alice Wong and Sean Quinn are eligible for retirement and therefore the compensation that is paid if a senior executive resigns does not apply. Retirement provisions will continue to apply, as set out in note 3.

3.	Termination without cause

The notice period for Tim Gitzel is two years or the period remaining until age 65, whichever is earlier. The notice period for the other named executives is 18 months or the period remaining until age 65, whichever is earlier.

4.	Termination without cause or good reason within 24 months of a change of control
According to the ENL Reorganization Act, no person, alone or together with associates may hold, beneficially own or control, directly or indirectly, more

102 CAMECO CORPORATION

than 25% of Cameco’s voting shares that can be cast to elect the directors. Because of the legislated restrictions on share ownership, there would have to be an act of federal parliament for anyone to hold more than 25% of our voting shares. For Tim Gitzel, change of control is defined as a transaction resulting in any person, corporation or entity holding 35% or more of our voting shares, transfer or lease of substantially all of the company’s assets, dissolution or liquidation of the company, or the board deciding that a change of control has occurred. For the other named executives, change of control is the same except that an entity must hold 50% or more of our voting shares.

5.	Death

In the event the executive’s death, all PSUs and RSUs will become vested following death; the oldest PSU payout will be based on the actual performance for that award and the remaining PSU payouts will be paid at target.

The table below shows the incremental values that would be paid to the named executives if any of them had been terminated without cause on December 31, 2023, including following a change of control. No incremental amounts are payable if a named executive retires, resigns, dies or is terminated with cause.

Cameco has legislated ownership restrictions under the ENL Reorganization Act. While a change of control is possible, it would require an act of parliament or one of the activities discussed in note 4 above.

Name	Compensation element	Estimated incremental payment at December 31, 2023[1]
		Termination without cause[2]	Termination without cause with a change of control[3]

Tim Gitzel	Cash	$5,261,400	$5,261,400
	Deferred compensation vesting	–	$18,462,988
	Benefits	$41,100	$41,100

	Total incremental amount	$5,302,500	$23,765,488
	Annual pension increment	$1,073,600	$1,073,600

Grant Isaac	Cash	$2,100,000	$2,100,000
	Deferred compensation vesting	–	$7,429,699
	Benefits	$31,000	$31,000

	Total incremental amount	$2,131,000	$9,560,699
	Annual pension increment	$447,200	$447,200

Brian Reilly	Cash	$1,453,463	$1,453,463
	Deferred compensation vesting	–	$5,363,821
	Benefits	$27,400	$27,400

	Total incremental amount	$1,480,863	$6,844,684
	Annual pension increment	$419,200	$419,200

Alice Wong	Cash	$1,371,563	$1,371,563
	Deferred compensation vesting	–	$4,499,502
	Benefits	$29,400	$29,400

	Total incremental amount	$1,400,963	$5,900,465
	Annual pension increment	$320,100	$320,100

Sean Quinn	Cash	$1,326,675	$1,326,675
	Deferred compensation vesting	–	$4,350,792
	Benefits	$29,300	$29,300

	Total incremental amount	$1,355,975	$5,706,767
	Annual pension increment	$315,200	$315,200

1.

The table below shows the commuted values for resignation (retirement in the case of Tim Gitzel, Brian Reilly, Alice Wong and Sean Quinn). We estimated these values using the Canadian Institute of Actuaries’ Standard Practice for Determining Pension Commuted Values, effective April 2009, and assumed:

•	100% vesting
•	pension begins at the executive’s age or age 55, whichever is later
•	no salary increase after December 31, 2023
•	a discount rate of 4.2% each of the next 10 years and 4.2% each year thereafter for Canadian and US liabilities
•	benefits are pre-tax.

Commuted value	For retirement	On December 31, 2023

The commuted values are based on assumptions representing entitlements in the employment agreements, and these may change over time. These commuted values may be higher or lower than the present value of the benefit obligation and include entitlements from the defined contribution retirement program and the supplemental executive pension program. The methods we use may not be exactly the same as those used by other companies, so our figures may not be directly comparable with those of other companies.

	Tim Gitzel Brian Reilly Alice Wong Sean Quinn	$8,517,800 $3,064,800 $7,707,900 $6,569,200
	For resignation
	Grant Isaac	$3,241,600

2.	Termination without cause

Amounts shown as Cash represent entitlements to cash payments in lieu of notice. The cash payment for the CEO, Tim Gitzel, is equal to two times the sum of his annual salary and target annual cash bonus. The cash payment for the other named executives is equal to one and one-half times the sum of their annual salary and target annual cash bonus.

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There is no Deferred compensation vesting. For all named executives, unvested PSU and RSU awards are prorated to completed months of service in the performance period and pay out over the normal schedule so there is no incremental benefit. Options expire at the end of the severance period.

Amounts shown as Benefits are the present value of the continuing benefits for the notice period, based on historical costs and trends and calculated using a discount rate of 4.6% at December 31, 2023. Additionally, at the discretion of the CEO, retiring members may be eligible for post-retirement benefits, including health, dental, accidental death and dismemberment, and life insurance as they are at least 57 years of age and have more than 10 years of service.

The following indicates the incremental values for the employees who currently meet these criteria:
Brian Reilly $117,500
Alice Wong $62,900
Sean Quinn $70,900

Amounts shown as Annual pension increment are equal to the value of benefits to be credited according to the notice period for each named executive and calculated using the December 31, 2023 accounting assumptions (same as the key assumptions set out in note 3 on page 100).

3.	Termination without cause with a change of control
Amounts shown as Cash represent entitlement to cash payments in lieu of notice as indicated in note 2 above.

Amounts shown as Deferred compensation vesting include an amount for unvested PSUs, RSUs and options. The incremental benefit for PSUs and RSUs represents all outstanding PSUs and RSUs that would vest immediately at target and be paid out in the first quarter of 2023. There are no unvested in-the-money options that would vest immediately. The calculation of the PSUs and RSUs in this situation is based on a share price of $57.13, the year-end closing price of a Cameco common share on the TSX.

Amounts shown as Benefits are the present value of the continuing benefits for the notice period as indicated in note 2 above.

Amounts shown as Annual pension increment is equal to the value of benefits to be credited according to the notice period as indicated in note 2 above.

104 CAMECO CORPORATION

Additional information

Caution about forward-looking information

This circular contains statements and information about our expectations for the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and US securities laws. We refer to them in this circular as forward-looking information. In particular, the Message from the Chair of the Board and the CEO, the ESG oversight section, the Message from the Chair of the Human Resources and Compensation Committee and the Market context section in this circular contain forward-looking information.

Key things to understand about the forward-looking information in this circular:

●	it typically includes words and phrases about the future, such as anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook

●	it represents our current views and can change significantly

●	it is based on a number of material assumptions, including those we have listed below, which may prove to be incorrect

●

actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our 2023 MD&A and AIF, which include discussions of other material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand our views of Cameco’s near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by Canadian or US securities laws.

Forward-looking statements may include, without limitation, statements regarding operations, business, performance, prospects, ongoing objectives, strategies and outlook for Cameco, including statements regarding: opportunities for growth and the drivers thereof; the belief of the role of nuclear in net zero and its impact on demand; the impact of Cameco’s acquisition of 49% interest in Westinghouse Electric Company; Cameco’s ability to compete for more business and the means by which this Cameco expects this will be achieved; Cameco’s expectations for brownfield assets; Cameco’s commitment to protecting the health and safety of our employees, the public and the environment and results thereof; mine life, production and mine capacity; Cameco’s vision of energizing a clean air world; Cameco’s objective of delivering long-term value to shareholders and other stakeholders; Cameco’s commitment to developing its products responsibly; Cameco’s target of a 30% absolute reduction in its total Scope 1 and 2 GHG emissions level by 2030 from a 2015 baseline, the means by which Cameco plans to achieve such target and details regarding any other milestones to achieve Cameco’s net-zero ambition and the impact thereof on its employees and assets; Cameco’s role in supporting a transition to a net-zero economy; our ESG commitments and plans; changes in compensation; Cameco’s belief that certain events have set in motion a geopolitical realignment in energy markets and the implications of such realignment; and, statements regarding the demand for uranium and conversion and enrichment services.

In addition to events beyond Cameco’s control, there are factors which could cause actual or future results, performance or achievements to differ materially from those expressed or inferred herein including, but not limited to: actual sales volumes or market prices for any of our products or services are lower than we expect, or cost of sales is higher than we expect, for any reason; we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, tax rates or inflation; our production costs are higher than planned, or necessary supplies are not available, delayed or not available on commercially reasonable terms; our strategies may change, be unsuccessful or have unanticipated consequences, or we may not be able to achieve anticipated operational flexibility and efficiency; changing views of governments regarding the pursuit of carbon reduction strategies or our view may prove to be inaccurate on the role of nuclear power in pursuit of those strategies; we are affected by environmental, safety and regulatory risks, including workforce health and safety or increased regulatory burdens or delays resulting from a pandemic or other causes; necessary permits or approvals from government authorities cannot be obtained or maintained; the risk that Westinghouse’s strategies may change, be unsuccessful, or have unanticipated consequences; the risk that Westinghouse may be unsuccessful in respect of its new business; the risk that Westinghouse may be delayed in announcing its future financial results; the risk that Westinghouse may fail to comply

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with nuclear license and quality assurance requirements at its facilities; the risk that Westinghouse may lose protections against liability for nuclear damage, including discontinuation of global nuclear liability regimes and indemnities; the risk that increased trade barriers may adversely impact Westinghouse’s business; the risk that Westinghouse may default under its credit facilities, impacting adversely Westinghouse’s ability to fund its ongoing operations and to make distributions; the risk that liabilities at Westinghouse may exceed our estimates and the discovery of unknown or undisclosed liabilities; the risk that occupational health and safety issues may arise at Westinghouse’s operations; the risk that there may be disputes between us and Brookfield regarding our strategic partnership; and, the risk that we may default under the governance agreement with Brookfield, including us losing some or all of our interest in Westinghouse; operations are disrupted due to problems with our own or our suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, cyber-attacks, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, fires, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, aging infrastructure, or other development and operating risks; we are affected by political risks, including unrest in Kazakhstan, and geopolitical events, including the Russian invasion of Ukraine; we are affected by war, terrorism, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic), accident or a deterioration in political support for, or demand for, nuclear energy; a major accident or incident at a nuclear power plant; we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants, and the demand for uranium; government laws, regulations, policies, or decisions that adversely affect us; and various other risk factors described in our fiscal 2023 Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2023 filed on SEDAR+ (www.sedarplus.com) under the heading “Material risks” and “Risks that can affect our business” in our Annual Information Form for the year ended December 31, 2023 which are incorporated by reference.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to: our expectations regarding sales and purchase volumes and prices for uranium and fuel services, cost of sales, trade restrictions, inflation, and that counterparties to our sales and purchase agreements will honour their commitments; our expectations for the nuclear industry, including its growth profile, market conditions, geopolitical issues, and the demand for and supply of uranium; our ability to adopt innovative and advanced digital and automation technologies to improve efficiency and operational flexibility; the continuing pursuit of carbon reduction strategies and greenhouse gas emissions strategies by governments and the role of nuclear in the pursuit of those strategies; our expectations regarding spot prices and realized prices for uranium; that the construction of new nuclear power plants and the relicensing of existing nuclear power plants will not be more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants; our ability to continue to supply our products and services in the expected quantities and at the expected times; our expected production levels; plans to transport our products succeed and our ability to mitigate any adverse consequences related to such plans; our cost expectations, including production costs, operating costs, and capital costs; our expectations regarding tax rates and payments, royalty rates, currency exchange rates, interest rates and inflation; our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, climate change, natural disasters, forest or other fires, outbreak of illness (such as a pandemic), governmental, political or regulatory actions, litigation or arbitration proceedings, cyber-attacks, the unavailability of reagents, equipment, operating parts and supplies critical to production, supply chain issues, labour shortages, labour relations issues, strikes or lockouts, health and safety issues, underground floods, loadings to the environment, cave ins, ground movements, tailings dam failure, lack of tailings capacity, improper air emissions releases or treated water releases, transportation disruptions or accidents, aging infrastructure, or other development or operating risks; our and our contractors’ ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; Westinghouse’s production, purchases, sales, deliveries, and costs; the assumptions and discussion set out under the heading Westinghouse Electric Company – Future Prospects in the 2023 MD&A; the market conditions and other factors upon which we have based Westinghouse’s future plans and forecasts; Westinghouse’s ability to mitigate adverse consequences of delays in production and construction; the success of Westinghouse’s plans and strategies; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant adverse consequences to Westinghouse’s business resulting from business disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relation issues, and operating risks; Westinghouse’s ability to announce future financial results when expected; Westinghouse will comply with the covenants in its credit agreements; Westinghouse will comply with nuclear license and quality assurance requirements at its facilities; Westinghouse maintaining protections against liability for nuclear

106  CAMECO CORPORATION

damage, including continuation of global nuclear liability regimes and indemnities; that known and unknown liabilities at Westinghouse will not materially exceed our estimates; and, the absence of disputes between us and Brookfield regarding our strategic partnership, and that we do not default under the governance agreement with Brookfield; in addition to the assumptions listed in our fiscal 2023 Management’s Discussion and Analysis and our Annual Information Form for the year ended December 31, 2023 under the heading “Material assumptions”, which are incorporated by reference. These assumptions are based on information currently available to Cameco, including information obtained from third-party sources. While Cameco believes that such third-party sources are reliable sources of information, Cameco has not independently verified the information or underlying assumptions.

Cameco hereby disclaims any responsibility or liability whatsoever in respect of any information obtained from third-party sources.

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Appendix A

Interpretation

The following definitions are summaries only and are defined in their entirety in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and Cameco’s articles.

For the purposes of this circular:

a person is an “associate” of another person if:

i.	one is a corporation of which the other is an officer or director;

ii.	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

iii.	one is a partnership of which the other is a partner;

iv.	one is a trust of which the other is a trustee;

v.	both are corporations controlled by the same person;

vi.	both are members of a voting trust or parties to an arrangement that relates to voting securities of the Corporation; or

vii.	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person;

provided that:

viii.

if a resident associated with a non-resident submits to the board of directors of the corporation a statutory declaration stating that no voting shares of the corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

ix.	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

x.

if any person appears to the board to hold voting shares to which are attached not more than the lesser of four one-hundredths of 1% of the votes that may be cast to elect directors of the corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.

“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.

“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.

“non-resident” means:

i.	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

ii.	a corporation incorporated, formed or otherwise organized outside Canada;

iii.	a foreign government or agency thereof;

iv.	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

v.	a trust:

a.	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

b.	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or

vi.	a corporation that is controlled by a trust described in (v) above.

“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.

“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident.

108 CAMECO CORPORATION

Appendix B

Board mandate

PURPOSE

The purpose of the board of directors (board) is to supervise the management of the business and affairs of the corporation. The board will discharge this responsibility by developing and determining policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.

COMPOSITION

The board is elected by the shareholders at the annual meeting of the shareholders of the corporation. The board shall appoint the chair annually from among its non-executive independent members. As fixed by the articles of the corporation, the board shall consist of at least three and not more than fifteen members. A majority of the directors shall be resident Canadians.

A majority of the directors shall be independent pursuant to standards for independence adopted by the board. The standards for independence are available on our website.

MEETINGS

The board will schedule as many meetings as necessary to carry out its duties effectively. A two year rolling schedule of regular board and committee meetings will be provided to directors. Confirmation of the date, time and place of regular meetings will be sent to directors approximately three weeks in advance of regularly scheduled meetings.

A meeting of the board may be called by the chair, the chief executive officer or any two directors. The corporate secretary shall, upon the direction of any of the foregoing, arrange a meeting of the board. Special meetings may be called by providing 48 hours notice. Board meetings may be held at any time without notice if all of the directors have waived or are deemed to have waived notice of the meeting.

A majority of the members of the board shall constitute a quorum. No business may be transacted by the board except at a meeting of its members at which a quorum of the board is present. Each director is expected to attend all meetings of the board. A director who is unable to attend a board meeting in person may participate by telephone or teleconference.

At board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the directors present. In case of an equality of votes, the chair of the meeting does not have a second or casting vote.

The corporate secretary acts as secretary to the board. In the absence of the corporate secretary, the board may appoint any other person to act as secretary.

The board may invite such officers and employees of the corporation as it may see fit from time to time to attend at meetings of the board and assist thereat in the discussion and consideration of any matter.

DUTIES AND RESPONSIBILITIES

1.	The board has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the corporation:

a.

corporate governance including the relationship of the board to management and stakeholders, oversight of the corporate governance principles applicable to the corporation, and taking reasonable steps to ensure the corporation has appropriate structures and procedures in place to permit the board to effectively discharge its duties and responsibilities;

b.	selection, appointment, evaluation and if necessary the termination of the chief executive officer;

c.	strategic planning, approval of business plans, and monitoring corporate performance against those plans;

d.	oversight of management’s mitigation of the corporation’s material risks and oversight of the policies and processes to manage risks of the corporation;

e.

oversight of the corporation’s governance of environmental, social and governance (ESG) matters and, while taking into account the views and recommendations of the applicable committees, approval of ESG target setting and disclosure;

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f.	satisfying itself as to the integrity of the senior executives of the corporation and as to the culture of integrity throughout the corporation;

g.	succession planning, including appointing, counselling and monitoring the performance of executive officers;

h.

oversight of the human resources policies of the corporation and while taking into account the views and recommendations of the human resources and compensation committee, approval of the compensation of the chief executive officer and the other executive officers;

i.	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

j.	policies to require ethical behaviour of the corporation and its directors and employees, and compliance with laws and regulations;

k.	oversight of the policies and processes for the implementation and integrity of the corporation’s internal control and management information systems and its financial reporting;

l.	approval of directors for appointment, nomination and election (as applicable), oversight of any potential conflicts of interest, and director independence determination;

m.	assessment of the effectiveness of the board and its committees;

n.	oversight of the program for orientation, mentorship and education of new directors and ongoing education for all directors;

o.	definition of the duties and the limits of authority of senior management, including approving a position statement for the chief executive officer;

p.	policies for disclosure of corporate information to facilitate effective communications with shareholders, other stakeholders and the public;

q.	health, safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations;

r.	oversight of the policies and processes for estimating and disclosing the corporation’s mineral reserves;

s.	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

t.	recommendation of the auditors to be appointed at shareholders’ meetings, and filling a vacancy in the office of the auditor;

u.	issuance of securities of the corporation;

v.	declaration of dividends and establishment of the dividend policy for the corporation;

w.

approval of the annual audited financial statements and related management discussion and analysis, and the interim unaudited financial statements and related interim management discussion and analysis, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

x.	adoption, amendment or repeal of bylaws of the corporation;

y.	review and approval of material transactions not in the ordinary course of business; and

z.

other corporate decisions required to be made by the board, or as may be reserved by the board, to be made by itself, from time to time and not otherwise delegated to a committee of the board or to the management of the corporation.

2.

Subject to the provisions of applicable law and the bylaws of the corporation, the responsibilities of the board may be delegated, from time to time, to committees of the board on such terms as the board may consider appropriate.

ORGANIZATIONAL MATTERS

3.	The procedures governing the board shall be those in Parts 6 and 7 of the General Bylaws of the corporation.

4.	The board shall annually review and assess the adequacy of its mandate.

5.	The board shall participate in an annual performance evaluation.

6.	The board shall perform any other activities consistent with this mandate, the corporation’s governing laws, and regulations of stock exchanges, as the board deems necessary or appropriate.

110 CAMECO CORPORATION

Appendix C

Stock option plan

We stopped granting stock options as part of executive compensation starting in 2020. Stock options were previously granted to vice-presidents and above to tie a portion of future compensation to the long-term performance of Cameco shares.

Outstanding stock options have an eight-year term, with one-third vesting each year starting on the first anniversary of the grant and give the holder the option to buy Cameco shares issued from treasury at the exercise price. The last tranche of outstanding stock option awards expires in 2027 (see page 96).

The stock option plan has a number of restrictions and the following kinds of changes must be approved by shareholders according to the terms of our stock option plan:

General

●

any change to the number of common shares that can be issued under the plan, including increasing the fixed maximum number of common shares, or changing from a fixed maximum number to a fixed maximum percentage of common shares

●	any change to extend the period after a trading blackout when options can be exercised

●	any change to extend the expiry date of an option unless it would otherwise expire during a trading blackout period

●	any change that requires shareholder approval under applicable law such as those described in the rules, regulations and policies of any stock exchange that we are listed on.

Exercise price

●

any change that would cause the exercise price of an option to be lower than the fair market value of the common shares at the time the option is granted. This does not include standard adjustment provisions relating to dividends or stock splits, recapitalizations, consolidations or other fundamental corporate changes, or provisions for the treatment of options if there is a change of control or other similar transaction that affects the powers of the board to make certain changes to the stock option plan

●

any other change that would cause the exercise or purchase price of an option to be lower (other than the standard adjustment provisions or if there is a change of control or other similar transaction as described in the item above). Cancelling an option and reissuing it at a lower price is considered a reduction in the exercise price.

Eligibility

●	any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders

●	any change allowing options to be transferred other than by will or intestate succession.

Securities

●	adding deferred or restricted share units or other share awards that would not involve an actual cash payment

●	any change that allows adding a cashless exercise feature, unless it reduces the number of underlying shares in the stock option plan reserve.

2024 MANAGEMENT PROXY CIRCULAR 111

USER GUIDE – VIRTUAL MEETING
To start
This year, the meeting will toke place virtually. You will be able to participate online using your smartphone, tablet or computer.
You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time.
You may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you.
Important Notice for Non-Registered Holders
Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may attend as guests but will not be able to vote.
If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.
To participate online
Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.
Using your smartphone, tablet or computer, go to the following address:
Meeting Access
web.lumiagm.com/436776211
You will need the following information to login:
Meeting ID Password
1 436776211 cameco2024
Registered Shareholders
The control number listed on your form of proxy.
Appointed Proxy
The control number or username provided by the transfer agent.
Caution
Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.
Registered Shareholders and Appointed Proxy
Select “I have a login”.
Guests
Select “I am a guest” and fill in the form.
Registered Shareholders
Enter the control number listed on your form of proxy and the password above.
Appointed Proxy
Enter the control number or username provided by the transfer agent and the password above.

HOME
MESSAGING
LUMI agm
PARTICIPATING IN THE MEETING
To listen to the Meeting, select the broadcast tab which appears on the right side of the screen on a computer or at the bottom on a mobile device. Press play to participate in the Meeting. You must have audio enabled on your device and the stream unmuted.
VOTING
Once voting has opened, the voting tab will appear on the navigation bar at the top of your screen. The resolutions and voting choices will then be displayed. After you vote, a message confirming "vote received" will appear. Your vote can be changed by simply clicking the other option. If you wish to cancel your vote, please press "Cancel".
QUESTIONS
Questions can be submitted at any time during the Meeting until the Chair closes the session. To submit a question, select the messaging tab at the top of your screen. Type your message within the text box at the top of the messaging screen and
BROADCAST

Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast.

16:25
Broadcast

Voting

16:25
482-568-917
VOTING
DOCUMENTS
Poll Open
Resolution 1
For - Vote received
For
Against
Withhold
CANCEL
Resolution 2
Select a choice to send.
For
Against
BROADCAST

Questions

16:25
482-568-917
HOME
MESSAGING
Messaging
Ask a question
M. Smith
What is the dividend rate?
BROADCAST

Once logged in, you w ill see the home page, where you con access the meeting information, documents and the broadcast
To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started.
Voting
Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab.
To vote, select one of the voting options. Your choice will be highlighted.
A confirmation message will also appear to show your vote has been received.
The number of resolutions tor which you have voted, or not yet voted, is displayed at the top of the screen.
You can change your votes until the end the voting period by simply selecting another choice.
You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.
Questions
To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow.
Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair.

Save time and forests Enroll for e-delivery When voting your shares online, sign up to receive Cameco investor information digitally. Instructions are online. Cameco Corporation 2121 11th Street West Saskatoon, SK S7M 1J. Cameco.com TSX: CCO NYSE: CCJ